SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

25 February 2011

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated 25 February 2011 re: 2010 Results

2010 Results
News Release

Lloyds Banking Group plc

25 February 2011

BASIS OF PRESENTATION

This report covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group) for the year ended 31 December 2010.

Statutory basis
Statutory results are set out on pages 106 to 144.  However, a number of factors have had a significant effect on the comparability of the Group’s financial position and results.  As a result, comparison on a statutory basis of the 2010 results with 2009 is of limited benefit.

Combined businesses basis
In order to provide more meaningful and relevant comparatives, the results of the Group and divisions are presented on a 'combined businesses' basis.  The key principles adopted in the preparation of the combined businesses basis of reporting are described below.

•	In order to reflect the impact of the acquisition of HBOS, the following adjustments have been made:
	–	the 2009 results assume HBOS had been owned throughout the year;
	–	the gain on acquisition of HBOS (in 2009) and amortisation of purchased intangible assets have been excluded; and
	–	the unwind of acquisition-related fair value adjustments is shown as one line in the combined businesses income statement.
•	In order to better present the business performance the following items, not related to acquisition accounting, have also been excluded:
	–	integration costs;
	–	insurance and policyholder interests volatility;
	–	the Government Asset Protection Scheme (GAPS) fee paid in 2009;
	–	goodwill impairment;
	–	the curtailment gain in respect of the Group’s defined benefit pension schemes;
	–	the customer goodwill payments provision; and
	–	loss on disposal of businesses.

Further, to enable a better understanding of the Group's core business trends and outlook, certain income statement and balance sheet information is analysed between core and non-core portfolios.  Non-core portfolios consist of non-relationship assets and liabilities, together with assets and liabilities which are outside the Group's current appetite.  The EU mandated retail business disposal is not included in non-core portfolios.

Unless otherwise stated income statement commentaries throughout this document compare the year ended 31 December 2010 to the year ended 31 December 2009, and the balance sheet analysis compares the Group balance sheet as at 31 December 2010 to the Group balance sheet as at 31 December 2009.

FORWARD LOOKING STATEMENTS
This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group or the Group’s management’s beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group’s actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, without limitation, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, as well as the ability to integrate successfully the acquisition of HBOS; the ability to access sufficient funding to meet the Group’s liquidity needs; changes to the Group’s credit ratings; risks concerning borrower or counterparty credit quality; market related trends and developments; changing demographic trends; changes in customer preferences; changes to regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury’s investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group’s EU state aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations; exposure to regulatory scrutiny, legal proceedings or complaints, actions of competitors and other factors.  Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

KEY HIGHLIGHTS

‘2010 was an important year for Lloyds Banking Group, marking our return to profitability, and a further reduction in risk in our business.  Our significant progress in the year has positioned the Group well to become the best bank in the UK for all our stakeholders, including our customers, shareholders and employees.’
J Eric Daniels
Group Chief Executive

RETURN TO PROFITABILITY

•	The Group returned to profitability on a combined businesses basis with profit before tax of £2,212 million (2009: £6,300 million loss).

•
Statutory profit before tax was £281 million (2009: £1,042 million, including an £11,173 million gain on the acquisition of HBOS); after charging integration costs of £1,653 million and other adjusting net charges of £278 million including a loss on disposal of businesses of £365 million.

•
Loss attributable to equity shareholders was £320 million (2009: profit of £2,827 million); equivalent to a loss per share of 0.5 pence (2009: earnings per share of 7.5 pence), after a charge for taxation of £539 million (2009: credit of £1,911 million) and a charge for profit attributable to non-controlling interests of £62 million (2009: £126 million).

GOOD FRANCHISE MOMENTUM

•	Good trading performance against the backdrop of modest growth in UK economy.

•
Continued active support for the UK’s economic recovery by providing £30 billion of gross mortgage lending (including remortgages) and £49 billion of committed gross lending to businesses, of which £11 billion for SMEs.

•	Underlying total income increased by 3 per cent to £23,641 million, including core business income growth of 7 per cent.

•	Banking net interest margin improved to 2.10 per cent (2009: 1.77 per cent) with the majority of the gain achieved in the first half of the year.

•	Significant reduction in the impairment charge. Impairment charge was 45 per cent lower at £13,181 million (2009: £23,988 million).

•	Strong cost performance with a 6 per cent reduction in operating expenses to £10,928 million. Further improvement in the underlying cost:income ratio to 46.2 per cent (2009: 50.7 per cent).

•	Continued strong progress with the integration programme delivering annual run-rate savings of £1,379 million. Confident of delivering a run-rate of £2 billion per annum by the end of 2011.

BALANCE SHEET STRENGTHENED; RISK REDUCED

•	Good progress on balance sheet reduction with cumulative non-core asset reduction of £105 billion. On track to meet target of £200 billion over the next three years.

•	Capital position significantly improved with core tier 1 ratio increased to 10.2 per cent, primarily reflecting a reduction in risk weighted assets by 18 per cent to £406.4 billion.

•	Excellent progress against term funding objectives with £50 billion of wholesale term issuance in the year.

•	Customer relationship deposits increased by 3 per cent reflecting good growth in Retail and in Wealth and International.

•	Reduction in liquidity support from government an*d central bank facilities of £61 billion to £97 billion.

STRONG MEDIUM-TERM PROSPECTS

•
Given the flexibility and capacity we have for core business growth, we continue to believe that the Group has strong medium-term prospects, notwithstanding the economic and regulatory headwinds that we face in 2011.

SUMMARY OF RESULTS

	2010	2009	Change
Results	£m	£m	%

Statutory
Total income, net of insurance claims	24,956	23,278	7
Total operating expenses	(13,270)	(15,984)	17
Trading surplus	11,686	7,294	60
Impairment	(10,952)	(16,673)	34
Gain on acquisition	–	11,173
Profit before tax	281	1,042	(73)
Profit (loss) attributable to equity shareholders	(320)	2,827
Earnings per share	(0.5)p	7.5p

Combined businesses basis (note 1, page 63)
Total income, net of insurance claims	23,444	23,964	(2)
Underlying total income, net of insurance claims1	23,641	22,893	3
Operating expenses2	(10,928)	(11,609)	6
Trading surplus	12,366	12,355
Impairment	(13,181)	(23,988)	45
Profit (loss) before tax	2,212	(6,300)

Banking net interest margin	2.10%	1.77%
Banking asset margin	1.56%	1.11%
Banking liability margin	0.97%	1.28%
Cost:income ratio3	46.6%	48.4%
Underlying cost:income ratio1, 2, 3	46.2%	50.7%
Impairment as a % of average advances	2.01%	3.25%

Capital and balance sheet	As at 31 Dec 2010	As at 31 Dec 2009
Statutory
Loans and advances to customers4	£592.6bn	£627.0bn	(5)
Customer deposits5	£393.6bn	£406.7bn	(3)
Wholesale funding	£298.0bn	£325.5bn	(8)
Loan to deposit ratio6	154%	169%
Net assets per ordinary share	68p	68p	–
Risk-weighted assets	£406.4bn	£493.3bn	(18)
Core tier 1 capital ratio	10.2%	8.1%
Tier 1 capital ratio	11.6%	9.6%
Total capital ratio	15.2%	12.4%
Leverage ratio	17 times	18 times

1
Excluding liability management gains of £423 million (2009: £1,498 million) and a £620 million (2009: £427 million) reduction in the fair value of the equity conversion feature of the Group’s Enhanced Capital Notes.

2	Excluding impairment of tangible fixed assets of £150 million (2009: Nil).
3	Operating expenses divided by total income, net of insurance claims.
4	Includes reverse repurchase agreements of £3.1 billion (31 December 2009: £1.1 billion).
5	Includes repurchase agreements of £11.1 billion (31 December 2009: £35.5 billion).
6	Excludes repurchase agreements of £11.1 billion (31 December 2009: £35.5 billion) and reverse repurchase agreements of £3.1 billion (31 December 2009: £1.1 billion).

GROUP CHIEF EXECUTIVE’S STATEMENT

Summary
2010 was a good year for the Group, in which we made significant progress, delivering a strong operating performance, while strengthening the business for the future.

We achieved a step change in our financial performance despite modest economic growth, returning the Group to profitability while absorbing the substantial costs of reducing risk in the business.  While the significant decrease in impairments was a key driver in our return to profitability, we also saw a good performance in the core business where underlying income grew 7 per cent.

We delivered good momentum across our core businesses through the continued development of our customer relationship strategy, attracting new customers to the Group and broadening and deepening our relationships with existing customers.

We also realised substantial cost savings, and we are on track to deliver our target of £2 billion of run-rate cost synergies from the integration of HBOS by the end of 2011.

We made considerable progress during the year in reducing the Group’s risk.  The application of our prudent approach to restructuring of the existing book and our risk standards to all new business is being reflected in the more predictable performance of these portfolios.  We also made good progress in reducing the size of our balance sheet and substantially strengthened both our capital and funding positions.

As a result of the significant progress we have made in 2010, Lloyds Banking Group is now a much stronger business and is well positioned to realise the potential within its franchise.

Results overview
On a combined businesses basis, the Group reported a £2.2 billion profit in 2010, compared to a £6.3 billion loss before tax in 2009.  Underlying income grew by 3 per cent to £23.6 billion, reflecting good underlying income growth of 7 per cent in our core business, partially offset by a reduction of 9 per cent in our non-core business as a result of planned asset reductions.  Operating expenses fell by 6 per cent, resulting in an improvement in our underlying cost:income ratio of 4.5 percentage points to 46.2 per cent.

On a statutory basis, the Group delivered a profit before tax of £0.3 billion in 2010.  This compared to a profit of £1 billion in 2009, which benefited from an £11.2 billion negative goodwill gain associated with the purchase of HBOS.

A significant reduction in the impairment charge
We achieved a significant reduction in the impairment charge, which fell 45 per cent, with the deterioration in some of our International businesses more than offset by a substantial improvement in the rest of the Group, notably in the Wholesale division.

The considerable reductions in the Retail and Wholesale impairment charges reflect the benefit of the actions we have taken over the past two years and our ongoing effective risk management, as well as the slowly improving economic environment.  While we were disappointed by the increases in the International portfolios, these reflect specific economic challenges facing Ireland, and to some degree Australia, which we are managing closely.

GROUP CHIEF EXECUTIVE’S STATEMENT (continued)

Good franchise momentum in 2010
We have seen good momentum across our core business franchise in 2010, supported by the extension of our relationship strategy across the Group, in what remain highly competitive markets.

In Retail, our strategy is to develop deep and enduring customer relationships through offering a broad range of products addressing customers’ needs, alongside superior service and advice.  We opened 1.9 million current accounts, and over 5 million new savings accounts, and increased customer deposits by 5 per cent in the year.

In Wholesale, our commitment to supporting our customers through the cycle was equally successful, and we attracted over 100,000 new start-up customers.  Our achievements were recognised in the marketplace by the receipt of a number of awards.

We see strong growth opportunities in Wealth, through deepening relationships with existing Group customers and through the targeted acquisition of new customers.  In 2010, we saw encouraging early results from the development of our customer offerings, and we grew our UK relationship customer base by 12 per cent.

In Insurance our focus on sustainable and profitable growth led to a 13 per cent increase in profit before tax.  While this strategy led to a reduction in overall sales volumes in our UK Life, Pensions and Investments business as we stopped selling a number of low return heritage HBOS products, this resulted in a substantial increase in new business margin.

Supporting the UK’s economic recovery
During 2010 the Group continued to support the UK’s economic recovery through new lending to our mortgage and business customers.  The Group extended £30 billion of gross mortgage lending (including remortgages) to UK homeowners and supported over 50,000 first time buyers.

We also provided £49 billion of committed gross lending to UK businesses in 2010, of which £11 billion was for SMEs.  As part of our SME Charter, the Group has committed to helping 300,000 new start-up businesses by the end of 2012, and has already helped in excess of 100,000 such enterprises during 2010.  We continue to approve over 80 per cent of lending applications from SME customers.  Despite the uncertain economic environment, the Group has successfully grown net lending to its core SME customers by 2.1 per cent, which compares favourably with the industry-wide reduction in SME lending reported in the latest available market statistics.

As a result of our focus, we will exceed the mortgage and business lending commitments made by the Group to the UK government for the year ended 28 February 2011.

We have recently announced, along with four other major UK banks and in the context of an agreement with the UK Government, our intent to help support the UK economic recovery by jointly providing the capacity to support gross new lending of £190 billion to creditworthy UK businesses (including £76 billion to small and medium sized businesses).  We are determined to play a full role in supporting investment by UK businesses and households.

GROUP CHIEF EXECUTIVE’S STATEMENT (continued)

Integration programme on track
We continued to make good progress on the integration of Lloyds TSB and HBOS, one of the largest and most complex programmes undertaken in the UK, exiting the year with run-rate cost synergies of £1.4 billion, as expected.  We achieved savings across a wide range of Group activities, including implementing improved processes which are now being used on a harmonised basis across the Group, and driving savings in property and procurement.  As part of the integration, we have also commenced the implementation of a number of major systems changes, which will complete in 2011.

Our progress in 2010 underpins our confidence that we will deliver our target of £2 billion of annual run-rate cost synergies by the end of 2011.

Further progress in balance sheet reductions
We are pleased with the progress we have made in reducing the size of the Group’s balance sheet, with over half of our five year reduction plan achieved in the first two years.  Although this has had an adverse effect on income, it has resulted in a material reduction in the Group’s risk profile, and a smaller balance sheet which brings associated funding benefits.

We have now achieved asset reductions totalling £105 billion in the two years since the inception of the programme, against our target of a £200 billion reduction.

Excellent progress on funding and liquidity
We made excellent progress in enhancing our funding and liquidity position in 2010, thereby further reducing the Group’s risk, albeit at some incremental cost.

We increased our deposit base by 3 per cent, which, together with the reduction in the size of our balance sheet, resulted in an improvement in our loan to deposit ratio to 154 per cent at the end of 2010 from 169 per cent at the 2009 year end.

In addition, we substantially exceeded our guidance for term wholesale funding issuance, achieving £50 billion of issuance in the year.  We also continued to broaden the range of our funding sources, and maintained the proportion of our wholesale funding with a maturity of more than one year at 50 per cent.

Term issuance during the year enabled us to materially reduce the liquidity we receive from government and central bank sources, by £61 billion to £97 billion at the year end and we have made further progress since then.

Capital position further strengthened
We considerably strengthened our capital position in the year, positioning us well ahead of the implementation of the Basel Committee on Banking Supervision’s so called ‘Basel III’ capital reforms, and changes expected to a number of accounting practices.

Our core tier 1 ratio increased to 10.2 per cent, from 8.1 per cent at the end of 2009, substantially in excess of regulatory requirements.  We also restructured the capital within our insurance subsidiaries, which will deliver substantial benefits under the Basel III reforms.  At the year end, our tier 1 ratio was 11.6 per cent, and our total capital ratio was 15.2 per cent.

GROUP CHIEF EXECUTIVE’S STATEMENT (continued)

Regulatory environment
We operate in a demanding and evolving regulatory environment, and have continued to engage actively with our regulators during the year on a number of proposed reforms, ensuring we have a strong and stable banking system, which will also be able to support and serve its customers and the wider economy.

Following extensive scrutiny of the Payment Protection Insurance (PPI) market in recent years, the Financial Services Authority issued its final policy statement on PPI complaints handling in August 2010.  The application of this policy, which has been challenged by the British Bankers’ Association in a judicial review, could in extremis have a material effect on the Group’s financial position.

Our people
I am proud of the high levels of support and service our staff have continued to deliver to our customers over the past year, in what remains a challenging environment, and in the context of the considerable changes to the Group arising from the integration.  Their dedication is reflected in our significant achievements in 2010, and the Board and I are very appreciative of their contribution.

Well positioned for future success
It has been a tremendous honour and a privilege to lead our many talented and dedicated people over the last eight years, and I would like to thank my colleagues and the Board for their support over this time.  I am grateful to have been given the opportunity to create the new Group.  The significant progress we have made in 2010 positions the Group well for the future to meet our objective of becoming the best bank for all our stakeholders, including our customers, shareholders and employees.

J Eric Daniels
Group Chief Executive

THIS PAGE IS INTENTIONALLY LEFT BLANK

COMBINED BUSINESSES INFORMATION

The analysis and commentary that is set out on pages 8 to 72 is presented on a combined businesses basis.  The basis of preparation of the combined businesses results is set out on page 63.

COMBINED BUSINESSES CONSOLIDATED INCOME STATEMENT

	2010	2009
	£ million	£ million

Net interest income	13,822	12,726
Other income	10,164	11,875
Total income	23,986	24,601
Insurance claims	(542)	(637)
Total income, net of insurance claims	23,444	23,964
Costs:
Operating expenses	(10,928)	(11,609)
Impairment of tangible fixed assets	(150)	–
	(11,078)	(11,609)
Trading surplus	12,366	12,355
Impairment	(13,181)	(23,988)
Share of results of joint ventures and associates	(91)	(767)
Loss before tax and fair value unwind	(906)	(12,400)
Fair value unwind	3,118	6,100
Profit (loss) before tax – combined businesses	2,212	(6,300)

The basis of preparation of the combined businesses income statement is set out on page 63.

RECONCILIATION OF COMBINED BUSINESSES PROFIT (LOSS) BEFORE TAX TO
STATUTORY PROFIT BEFORE TAX FOR THE YEAR

	2010	2009
	£ million	£ million

Profit (loss) before tax – combined businesses	2,212	(6,300)
Integration costs	(1,653)	(1,096)
Volatility arising in insurance businesses (note 6, page 70)	306	478
Amortisation of purchased intangibles and goodwill impairment	(629)	(993)
Pension curtailment gain (note 4, page 122)	910	–
Customer goodwill payments provision	(500)	–
Loss on disposal of businesses	(365)	–
Government Asset Protection Scheme fee	–	(2,500)
Negative goodwill credit	–	11,173
Pre-acquisition results of HBOS plc	–	280
Profit before tax – statutory	281	1,042

COMBINED BUSINESSES RESULTS BY HALF-YEAR

	2010	2010
	First half-year	Second half-year
	£ million	£ million

Net interest income	6,911	6,911
Other income	5,831	4,333
Total income	12,742	11,244
Insurance claims	(261)	(281)
Total income, net of insurance claims	12,481	10,963
Costs:
Operating expenses	(5,435)	(5,493)
Impairment of tangible fixed assets	(150)	–
	(5,585)	(5,493)
Trading surplus	6,896	5,470
Impairment	(6,554)	(6,627)
Share of results of joint ventures and associates	(62)	(29)
Profit (loss) before tax and fair value unwind	280	(1,186)
Fair value unwind	1,323	1,795
Profit before tax – combined businesses	1,603	609

COMBINED BUSINESSES PROFIT (LOSS) ANALYSIS BY DIVISION

	2010	2009
	£ million	£ million

Retail	4,716	1,382

Wholesale	3,257	(4,703)

Wealth and International	(4,824)	(2,356)

Insurance	1,102	975

Group Operations and Central items:
Group Operations	(63)	(149)
Central items	(1,976)	(1,449)
	(2,039)	(1,598)
Profit (loss) before tax	2,212	(6,300)

HALF-YEAR PROFIT (LOSS) ANALYSIS BY DIVISION

	2010	2010
	First half-year	Second half-year
	£ million	£ million

Retail	2,495	2,221

Wholesale	742	2,515

Wealth and International	(1,609)	(3,215)

Insurance	469	633

Group Operations and Central items:
Group Operations	(56)	(7)
Central items	(438)	(1,538)
	(494)	(1,545)
Profit before tax	1,603	609

Banking net interest margin	2.08%	2.12%
Banking asset margin	1.55%	1.57%
Banking liability margin	0.98%	0.97%
Impairment as a % of average advances	2.01%	2.02%

SUMMARY CONSOLIDATED BALANCE SHEET

	As at 31 December 2010	As at 31 December 2009
Assets	£ million	£ million

Cash and balances at central banks	38,115	38,994
Trading and other financial assets at fair value through profit or loss	156,191	150,011
Derivative financial instruments	50,777	49,928
Loans and receivables:
Loans and advances to customers	592,597	626,969
Loans and advances to banks	30,272	35,361
Debt securities	25,735	32,652
	648,604	694,982
Available-for-sale financial assets	42,955	46,602
Held-to-maturity investments	7,905	–
Other assets	47,027	46,738
Total assets	991,574	1,027,255

Liabilities
Deposits from banks	50,363	82,452
Customer deposits	393,633	406,741
Trading and other financial liabilities at fair value through profit or loss	26,762	28,271
Derivative financial instruments	42,158	40,485
Debt securities in issue	228,866	233,502
Liabilities arising from insurance and investment contracts	132,735	123,609
Subordinated liabilities	36,232	34,727
Other liabilities	33,923	33,361
Total liabilities	944,672	983,148

Total equity	46,902	44,107

GROUP FINANCE DIRECTOR’S REVIEW OF FINANCIAL PERFORMANCE AND OUTLOOK

2010 performance – a return to profitability and a further reduction in risk
The Group delivered a good operating performance in 2010 against the backdrop of modest growth in the UK economy, with good revenue growth in the core business, an improved net interest margin, a further reduction in costs, and continued strong progress on the integration of HBOS.  The impairment charge reduced significantly, with deterioration in impairments in Ireland more than offset by substantial improvements elsewhere in the Group, particularly in the Wholesale division.  As a result the Group returned to profitability in 2010 on a combined businesses basis, reporting a profit before tax of £2,212 million in 2010, compared to a loss before tax of £6,300 million in 2009.

The increase in profit before tax was primarily generated by Wholesale and Retail.  Wholesale returned to profitability in 2010 delivering profit before tax of  £3,257 million compared to a loss before tax of £4,703 million in 2009 reflecting a significant reduction in the impairment charge.  Retail profit before tax also increased significantly to £4,716 million from £1,382 million in 2009 driven by good income growth and a significantly lower impairment charge.  Insurance delivered a 13 per cent increase in profit before tax to £1,102 million as our focus on improved profitability of the product set delivered higher new business profits, despite lower sales.  However, these increases were partially offset by a significant increase in loss before tax in Wealth and International to £4,824 million from £2,356 million in 2009, driven by a higher impairment charge, predominantly due to the material deterioration of the economic environment in Ireland in the last quarter of 2010.

While the majority of the Group's 2010 profit was earned in the first half, when liability management gains in the first half and losses in the second half arising from the equity conversion feature of the Enhanced Capital Notes (ECNs) are excluded, the second half saw a significant improvement in profitability when compared to the first half, driven by a significant increase in Wholesale profit, partially offset by an increased loss in Wealth and International.

Statutory profit before tax was £281 million in 2010.  While this was a reduction from £1,042 million in 2009, the 2009 result had benefited from an £11,173 million credit from the gain arising on the HBOS acquisition (negative goodwill).  In 2010, statutory profit included a charge for integration costs of £1,653 million (2009: £1,096 million), a provision of £500 million for customer goodwill payments, and a loss on disposal of businesses (acquired from a previous lending relationship) of £365 million; these items were partially offset by a £910 million pension curtailment gain and positive insurance volatility of £306 million.  After a taxation charge of £539 million (see page 26) and a charge for profit attributable to non-controlling interests of £62 million, loss attributable to equity shareholders was £320 million and loss per share amounted to 0.5 pence.

We further reduced risk in the business, through the reduction in the size of the Group’s balance sheet in line with our strategy and through the significant improvements in our capital, funding and liquidity achieved during the year.  Our core tier 1 ratio now stands at 10.2 per cent (2009: 8.1 per cent), and our loan to deposit ratio, excluding repos, improved to 154 per cent, and to 119 per cent in our core business.  Through strong term wholesale funding issuance during the year, which totalled £50 billion, we maintained the maturity profile of the Group’s wholesale funding, with 50 per cent having a maturity of more than one year.  We also made excellent progress in reducing liquidity support from government and central bank facilities, which reduced by £60.6 billion to £96.6 billion.

Outlook – strong medium-term prospects
Given the flexibility and capacity we have for core business growth, we continue to believe that the Group has strong medium-term prospects, notwithstanding the headwinds that we face in 2011.  We give detailed comments on our prospects in the following sections.

GROUP FINANCE DIRECTOR’S REVIEW OF FINANCIAL PERFORMANCE AND OUTLOOK (continued)

Our medium-term targets remain unchanged.  However, having joined the Group in January, António Horta-Osório will be appointed Group Chief Executive on 1 March, and will be reviewing the business to further develop the strategy and actions needed to realise its full potential.  He expects to report to the board and subsequently to shareholders on the outcome of his strategic review and his plans at the end of the first half of 2011.

With the Group having returned to profitability in 2010, the risk in the business further reduced, and our improved capital, funding and liquidity positions, we now have a stronger business, which is well positioned for the future.

Note on presentation of results
To enable meaningful comparisons to be made with prior periods, and in line with previous results announcements, the income statement commentaries below are on a combined businesses basis (see ‘basis of presentation’).  Certain commentaries also exclude the unwind of fair value adjustments.

Further, to enable a better understanding of the Group's core business trends and outlook, certain income statement and balance sheet information is analysed between core and non-core portfolios.  Non-core portfolios consist of non-relationship assets and liabilities, and assets and liabilities which are outside the Group's current appetite.  The EU mandated retail business disposal is not included in non-core portfolios.

Combined businesses results summary – income
	2010	2009	Change
	£m	£m	%

Net interest income	13,822	12,726	9
Other income:
Underlying other income	10,361	10,804	(4)
Liability management gains	423	1,498
Reduction in fair value of equity conversion feature of ECNs	(620)	(427)
	10,164	11,875	(14)
Total income	23,986	24,601	(2)
Insurance claims	(542)	(637)
Total income, net of insurance claims	23,444	23,964	(2)

Underlying income
Net interest income	13,822	12,726	9
Underlying other income	10,361	10,804	(4)
Insurance claims	(542)	(637)
Underlying income	23,641	22,893	3

Core and non-core income
Core	19,371	18,188	7
Non-core	4,270	4,705	(9)
Underlying income	23,641	22,893	3

A good revenue performance
Total income, net of insurance claims, decreased by 2 per cent to £23,444 million, which included a reduction of £1,075 million in gains from the Group's liability management exercises and a £193 million increase in the mark-to-market losses arising from the equity conversion feature of the Group’s Enhanced Capital Notes.  The total mark-to-market loss relating to the ECNs in 2010 was £620 million, and comprised a gain of £192 million in the first half of the year and a loss of £812 million in the second half.

GROUP FINANCE DIRECTOR’S REVIEW OF FINANCIAL PERFORMANCE AND OUTLOOK (continued)

Underlying income, excluding these items, increased by 3 per cent.  The Group delivered a good revenue performance in its core business in 2010 despite subdued growth in lending markets.  Core business underlying income growth of 7 per cent was, however, partially offset by a reduction in non-core income of 9 per cent, in line with progress against the Group’s strategy to reduce the size of its balance sheet.

Group net interest income increased by £1,096 million, or 9 per cent, to £13,822 million.  The net interest margin from our banking businesses was 33 basis points higher at 2.10 per cent, as higher asset pricing and reductions in the average spread between base rate and LIBOR more than offset lower deposit margins in Retail and increasing wholesale funding spreads.  The incremental costs of wholesale funding have been recorded within Central items.  The banking asset margin increased by 45 basis points to 1.56 per cent, and the banking liability margin decreased by 31 basis points to 0.97 per cent.

The majority of the net interest margin increase was achieved in the first half of the year, with only modest improvement in the second half, as previously guided, given rising wholesale market funding costs, a slowing migration of mortgages to standard variable rates, continued liability margin pressures, and modest additional costs reflecting the successful increase in term issuance compared to our initial expectations.

In 2011, we see limited scope to increase asset pricing, with any gains likely to be offset by elevated wholesale funding costs, while liability margins will remain under pressure as a result of competitive markets and low base rates.  Given these factors and the margin expansion since 2009, which we have achieved earlier than expected, we do not expect further progression in our net interest margin in 2011 compared to 2010 as a whole.

Other income decreased by 14 per cent to £10,164 million.  Excluding liability management gains and movements in the fair value of the ECNs, underlying other income decreased 4 per cent.  This reflected lower payment protection insurance (PPI) income as a result of the Group’s decision to withdraw from writing PPI business during the year, lower overdraft charges following changes to fee structures, and loss on sale of assets arising from targeted balance sheet reductions, as well as other elements principally related to changes in financial market conditions during the year.

Divisional underlying income performance
			2010			2009	Change
	Core £m	Non-core £m	Total £m	Core £m	Non-core £m	Total £m	Core %

Retail	10,394	591	10,985	9,386	388	9,774	11
Wholesale	5,540	3,022	8,562	5,336	3,573	8,909	4
Wealth & International	1,679	657	2,336	1,601	744	2,345	5
Insurance	2,009	–	2,009	1,990	–	1,990	1
Group Operations and Central items	(251)	–	(251)	(125)	–	(125)
Underlying income	19,371	4,270	23,641	18,188	4,705	22,893	7

Core business income growth was primarily driven by a strong performance in Retail, where net interest income benefited from an increase in asset margins, the majority of which occurred in the first half of the year.  This increase was partially offset however by lower savings margins.  Mortgage margins reflected a continued increase in the proportion of mortgages on standard variable rates (now representing 48 per cent of outstanding balances), lower LIBOR to base rate spreads, and higher new business margins as assets were priced to appropriately reflect

GROUP FINANCE DIRECTOR’S REVIEW OF FINANCIAL PERFORMANCE AND OUTLOOK (continued)

risk and changes in funding costs.  The Group achieved a 22.1 per cent share of gross mortgage lending (2009: 24.1 per cent), in markets which remained generally subdued.  Unsecured lending balances were lower, continuing the recent trend and reflecting lower customer demand and continuing customer deleveraging.  During the year, we continued to build our current account and savings customer franchises in what remains a competitive market for customer deposits, and reduced the proportion of more expensive term deposits while maintaining good overall deposit growth of 5 per cent.

In Wholesale, core income grew by 4 per cent, driven by an increase in the banking net interest margin, principally from asset margin growth, which largely reflected the repricing of lending business.  This was partially offset by lower net interest income in Treasury and Trading, reflecting the more stable interest rate environment.  Non-core income decreased by 15 per cent, given lower interest earning asset balances resulting from the excellent progress in targeted balance sheet reductions.

In Wealth and International, core income increased by 5 per cent, driven by the positive effect of foreign exchange movements in the International business and of higher global stock markets in the Wealth businesses, partially offset by a decline in the banking net interest margin.

The present value of new business premiums in our life, pensions and investments businesses decreased by 20 per cent, largely reflecting the focus on improving the profitability of the product set and the withdrawal of certain HBOS legacy products with lower returns.  However, as a result of the repositioning of the product set, the benefits of cost savings and a reduction in initial commission on OEICs in 2010, UK new business profit increased by £135 million to £267 million.  This improved performance shows through the Insurance division’s UK margins on an EEV basis increasing to 3.7 per cent in 2010, compared to 2.6 per cent in 2009.  General Insurance delivered a robust performance after taking account of the impact of the 2010 freeze events and the Group’s decision to cease writing new payment protection business during the year.

Within Group Operations and Central Items, underlying income decreased by £126 million primarily due to a reduction in the fair value of derivatives not mitigated through hedge accounting.  Net interest expense was broadly unchanged at £823 million, but included capital and wholesale liquidity funding costs of £601 million (2009: £260 million) not recovered from the divisions, with the increase primarily due to higher wholesale market funding spreads and the Group's decision to accelerate its wholesale funding in 2010.  These increased costs were offset by improved net interest from interest rate risk management activities.

Outlook – income
Core assets accounted for approximately 82 per cent of income in 2010 (2009: 79 per cent), with core income growing 7 per cent.  In 2011, however, we expect income trends will reflect continued customer deleveraging and subdued new lending demand which, with further non-core asset reductions, will result in a continued reduction in the overall size of the Group’s balance sheet.  As already stated, we do not expect to see further net interest margin progression in 2011.

Over time, however, we continue to target core businesses income growth of between 6 and 7 per cent per year and believe that our margin is likely to return to more than 2.5 per cent in the medium-term (approximately 2014) reflecting the effect of modest further improvements in asset pricing, higher liability margins facilitated by higher base rates, and greater stability in wholesale funding markets.  We also anticipate reducing our wholesale funding requirements over this period.  This margin outlook reflects, inter alia, our core economic assumptions for the medium-term, including base rates increasing to 3.75 per cent by the end of this period and no deterioration in consumer spending, the Group’s asset reduction programme, the assumed costs of refinancing as wholesale funding matures, and a narrowing of wholesale market credit spreads over the medium-term.  At the same time however, it is not possible to predict what effect current regulatory discussions could have on funding costs and therefore margin.

GROUP FINANCE DIRECTOR’S REVIEW OF FINANCIAL PERFORMANCE AND OUTLOOK (continued)

Combined businesses results summary – expenses

	2010	2009	Change
	£m	£m	%

Operating expenses	(10,928)	(11,609)	6
Impairment of tangible fixed assets1	(150)	–
	(11,078)	(11,609)	5

Integration synergies run rate at 31 December	1,379	766
Underlying cost:income ratio	46.2%	50.7%

1	Further detail is given in note 6, page 123.

Strong cost management delivering benefits
The Group has an excellent track record in managing its cost base, and has delivered a strong cost performance in 2010.  During 2010, operating expenses decreased by 6 per cent to £10,928 million, as substantial integration related savings were captured, together with lower levels of operating lease depreciation.  After investment, ongoing business as usual expenses were held within inflationary levels.  Our underlying cost:income ratio also saw further improvement to 46.2 per cent.

We have already made significant progress in capturing savings from the integration programme with annual run-rate savings totalling £1,379 million achieved as at 31 December 2010.  The Group is on track to deliver a run-rate of £2 billion per annum of cost synergies and other operating efficiencies by the end of 2011.

To date, costs of preparing for the EU mandated disposal of at least 600 UK branches, associated customer assets and liabilities and a proportion of our mortgage assets, have been modest.  However with integration nearing completion, activity preparing for this divestment will accelerate significantly.  The final cost will depend on the buyer and the extent to which substantial IT system and infrastructure development will be necessary.  Therefore the total cost is hard to predict but is likely to be substantial.  These costs will be excluded from combined businesses profits.

With income growth in the short term dependent, inter alia, upon economic conditions, strong cost management will continue to be an important focus for management.

Outlook – expenses
We expect that our costs will be broadly flat in 2011, with further absolute cost savings likely to be partially offset by increased investment proposed to support the growth of the core business, increasing regulatory costs, costs resulting from the introduction of the Bank Levy (which is expected to cost around £260 million in 2011), and the combined cost in the region of £100 million of the recent rise in VAT and employers’ National Insurance contributions.  Excluding the cost of the Bank Levy, the Group continues to target a cost:income ratio of approximately 40 per cent in the medium term.

GROUP FINANCE DIRECTOR’S REVIEW OF FINANCIAL PERFORMANCE AND OUTLOOK (continued)

Combined businesses results summary – impairment charge

			2010			2009	Change
	Core £m	Non-core £m	Total £m	Core £m	Non-core £m	Total £m	Core %
Retail
Secured	251	41	292	656	133	789	62
Unsecured	2,372	83	2,455	3,318	120	3,438	29
	2,623	124	2,747	3,974	253	4,227	34
Wholesale	1,276	3,170	4,446	2,187	13,496	15,683	42
Wealth and International
Ireland	–	4,264	4,264	–	2,949	2,949	–
Other	221	1,503	1,724	189	940	1,129	(17)
	221	5,767	5,988	189	3,889	4,078	(17)
Impairment charge	4,120	9,061	13,181	6,350	17,638	23,988	35

Impairment charge significantly lower
The Group achieved a significant reduction in the impairment charge in 2010, in both the core and non-core businesses.  The impairment charge of £13,181 million was 45 per cent lower than the £23,988 million charge in 2009, with deterioration in Ireland more than offset by substantial improvements elsewhere in the Group, particularly in the Wholesale division.

Impaired loans increased by 10 per cent to £64,606 million, representing 10.3 per cent of closing advances, driven by an increase in impaired loans in International, partially offset by decreases in Retail and Wholesale facilitated by improving economic conditions and, in Wholesale, also as a result of write-offs of irrecoverable assets and the sale of previously impaired assets.  The Group’s coverage ratio increased by 1.7 per cent to 45.9 per cent, primarily as a result of an increase in provisions in International, predominantly in Ireland.  Non-core loans and advances to customers generated approximately 70 per cent of the Group's impaired loans reflecting their higher risk profile, with a coverage ratio of around 50 per cent at 31 December 2010.  The coverage ratio of the Group's impaired core loans and advances to customers was approximately 37 per cent.

In Retail, the improvement in credit performance was faster than expected a year ago, with the impairment charge as a percentage of average loans and advances to customers decreasing to 0.74 per cent in 2010, significantly lower than 1.11 per cent in 2009.  The core business impairment charge decreased by 34 per cent, reflecting the improved quality of new business and effective portfolio management and the continuing slow recovery of the economy.

The lower secured impairment charge reflected reduced impaired loan levels and improved arrears in the first half of 2010, although in the second half, and particularly in the last quarter, we saw some signs of strain, with fewer customers returning their accounts to order than was the case six months ago.  House prices fell slightly in the year and the proportion of the mortgage portfolio with an indexed loan-to-value of greater than 100 per cent was broadly stable at 13 per cent.  The value of the portfolio with an indexed loan-to-value greater than 100 per cent and more than three months in arrears has increased slightly by £0.2 billion and is now £3.2 billion, representing 0.9 per cent of the portfolio.  The number of mortgage customers new to arrears has also remained relatively stable in the last twelve months, and is now well below the peak experienced in the second half of 2008.  However, as a result of the early signs of strain we saw in the second half of the year and the subdued economic environment, we expect to see an increase in the secured impairment charge in 2011.

GROUP FINANCE DIRECTOR’S REVIEW OF FINANCIAL PERFORMANCE AND OUTLOOK (continued)

The unsecured impairment charge decreased by 29 per cent, reflecting continued improving portfolio trends resulting from the Group’s prudent risk appetite, management actions taken over the past two years, and stable unemployment.  Unsecured impaired loans decreased by £0.8 billion to £3.0 billion as a result of fewer cases going into arrears, improved quality of new business and increased write off of impaired loans.  Impairment provisions as a percentage of impaired loans decreased to 50.6 per cent from 55.3 per cent, driven largely by relatively highly provided assets being written off combined with more stringent criteria for unsecured collections repayment plans.

The Wholesale impairment charge fell significantly from £15,683 million in 2009 to £4,446 million in 2010.  There was a significant reduction in both the core and non-core businesses impairment charge.  The impairment charge as a percentage of average loans and advances to customers improved significantly to 2.08 per cent in 2010 compared to 5.92 per cent in 2009.

The decrease in this period generally reflects the significant actions which were taken in the first half of 2009 on the heritage HBOS portfolios (including the identification of large impairments post the HBOS acquisition, especially in corporate real estate, real estate related and Corporate (UK and US) portfolios), together with the stabilising UK and US economic environment in 2010, a low interest rate environment helping to maintain defaults at a lower level and a number of write backs due to asset disposals.

In Wealth and International, impairment charges totalled £5,988 million, up 47 per cent on £4,078 million in 2009, reflecting increasing impairment charges in corporate and real estate in Ireland and Australia.  The majority of the increase was in the non-core portfolio.  The level of losses continues to be dominated by the economic environment in Ireland, and to a lesser extent has also been influenced by the performance of specific areas of the Australian economy.

After the release of the Interim Management Statement on 2 November 2010, the Group saw a further significant deterioration in market conditions in Ireland, with concerns over the country’s fiscal position leading ultimately to the approval of its application for EU-IMF financial support on 21 November 2010.  Market sentiment continued to be negatively affected by uncertainty about the political situation and about the economic effect of the austerity measures introduced in the Irish Budget of 7 December 2010.  As a result, in a statement dated 17 December 2010, we noted that any economic recovery in Ireland may take longer to achieve, that asset prices will remain depressed for longer than previously anticipated and therefore that we believed that the significant deterioration in the Irish market would affect the timing and level of value realisation from this portfolio.

At the year end, compared to 30 June 2010, given the deterioration in market conditions noted above, a further approximately 10 per cent of the £27 billion Irish portfolio had become impaired, and we have increased the level of provisions against the portfolio, increasing the impairment charge relating to Irish exposures for the full year 2010 to £4.3 billion on a combined businesses basis.  This has resulted in an increase in provisions as a percentage of impaired Irish loans to 53.7 per cent at the 2010 year end, in line with our expectations in our statement of 17 December 2010.

In Australia, although economic performance has been robust overall, there are significant geographical and sector variations, and property assets situated outside the principal metropolitan areas have been particularly weak.  Our exposure to these areas within our Australian portfolio drove increased impairments in 2010.

GROUP FINANCE DIRECTOR’S REVIEW OF FINANCIAL PERFORMANCE AND OUTLOOK (continued)

Outlook – impairment
Overall, and based on our current economic assumptions for the UK and Ireland, including unemployment and property valuations, we expect to see further reductions in impairment losses in 2011 and beyond.  We continue to target an improvement in the overall Group impairment charge as a percentage of average loans and advances to customers towards an expected 50-60 basis points by around 2014, as economic conditions improve.

In Retail, given our expectations for a modest improvement in the UK economic environment, and a further 2 per cent reduction in house prices in 2011, we currently expect that there will be a modest reduction in the overall Retail impairment charge in 2011.  The rate of improvement is, however, expected to be significantly slower than in 2010, with the improving performance of the unsecured book more than offsetting additional secured charges.

In Wholesale, depending upon UK economic conditions, notably consumer spending, future commercial real estate price stability, the continuation of low interest rates, and the performance of individually large exposures, we would expect to see a further modest reduction in 2011 as a whole, although the timing of the trend is inherently hard to predict.  As previously guided, we expect the overall net impairment charge in our traditional lending businesses (especially in the trading and manufacturing sectors) to increase in 2011, driven in part by lower write backs on asset disposals compared to 2010 and the effect of the UK government austerity measures on the wider economy.  However, we also expect our impairment charges in corporate real estate and real estate related sectors to be lower than 2010 as a result of a continuing stabilisation of the existing portfolio.  We remain vigilant in monitoring changes in economic conditions and to individual lending positions and we continue to invest heavily in expert resource to work with customers to restructure their businesses on to sustainable bases, thus protecting employment where possible.

Despite the worsening trend during 2010, we expect to see a reduction in the Wealth and International impairment charge in 2011, although we anticipate that conditions will remain difficult, and we will therefore continue to monitor international markets closely.

GROUP FINANCE DIRECTOR’S REVIEW OF FINANCIAL PERFORMANCE AND OUTLOOK (continued)

Capital resources

	2010	2009

Risk-weighted assets	£406.4bn	£493.3bn
Core tier 1 ratio	10.2%	8.1%
Tier 1 capital ratio	11.6%	9.6%
Total capital ratio	15.2%	12.4%

Strong capital ratios
Our capital ratios improved significantly during the year, primarily reflecting a reduction in risk weighted assets, and balance sheet liability management transactions.  Total capital also increased through further subordinated debt issuance and through a repatriation of capital held within our insurance subsidiaries, although this increase was partially reduced by a revised approach to private equity investments which have now been deducted from total capital.

Risk weighted assets reduced by 18 per cent to £406.4 billion, driven by strong management of risk, reduced asset levels and tighter risk criteria for new business.  Reductions were also achieved through changes to our credit risk measurement methodology in certain portfolios, including migrating a number of our Wholesale portfolios, which had previously been modelled on an Advanced Internal Ratings Based Approach, to the Foundation Internal Ratings Based Approach (FIRB), which will facilitate integration work.

Effects of Basel III on capital
During 2010 the Basel Committee on Banking Supervision has substantially refined the details of the so called ‘Basel III’ reforms for an enhanced global capital accord.  These include increased minimum levels of, and quality standards for, capital, increased risk weighting of assets, and the introduction of a minimum leverage ratio, as well as the timing and transitional arrangements for implementation.  The final details are still to be clarified, particularly as the reforms are implemented within the European and UK regulations, which may include a countercyclical buffer, requiring higher levels of capital to be held at certain points of the economic cycle, and higher capital requirements for systemically important financial institutions.

One of the key reforms impacting the Group arises from a revised treatment of the capital held within our insurance subsidiaries. During 2010, following a strategic review of our capital structure, £0.8 billion of equity was exchanged for subordinated debt within the insurance group and £1.5 billion was repatriated from the insurance group.  Whilst this has no overall effect on the Group’s core tier 1 capital under current Basel regulations, it does deliver a material core tier 1 capital benefit under the proposed Basel III reforms.

Outlook – capital resources
The effect of the Basel III reforms is uncertain as much will depend on business performance and mitigating actions that can be completed, even before the transition period comes in to effect.  Analysis suggests that with no mitigating actions the reforms will reduce the Group’s core tier 1 ratio by approximately 1.2 per cent in 2013, although lower risk weighted assets are expected from the planned reduction in the non-core balance sheet.  The additional impact in 2014 of deducting the equity investment in insurance in excess of 10 per cent, transitioning in at 20 per cent per annum from 1 January 2014, would be around 0.3 per cent were the Group to take no further action to mitigate this.  The Group is confident that it is well positioned to maintain a strong capital position, meeting all regulatory requirements as currently formulated.

Based on our economic outlook, we continue to target returns on equity of more than 15 per cent over the medium to longer term.  However, there continue to be material uncertainties as to future capital requirements and therefore we cannot be more specific at this stage.

GROUP FINANCE DIRECTOR’S REVIEW OF FINANCIAL PERFORMANCE AND OUTLOOK (continued)

Balance sheet

	As at 31 Dec 2010	As at 31 Dec 2009
	£bn	£bn

Funded assets1	655.0	715.1
Non-core assets2	194.7	236.1

1	Further analysis is set out on page 79.
2	Further analysis is set out on page 70.

Rightsizing the balance sheet
Total Group funded assets decreased to £655.0 billion from £715.1 billion at 31 December 2009, substantially driven by reductions in non-core lending portfolios across the three banking divisions, continued customer deleveraging and de-risking and subdued demand in lending markets.  We are pleased with the progress made on our balance sheet reduction plans in the period, given challenging market conditions, particularly in the latter part of 2010.

Previously, we set out our strategy to reduce non-core assets, including non-relationship assets and businesses which are outside our current appetite, by some £200 billion from a non-relationship pool of £300 billion.  It continues to be our intention to manage these assets for value and, given the current economic climate, our primary focus remains on running these assets down over time.  This strategy has been very effective and so far reductions of £105 billion have been achieved.

Outlook – balance sheet
We are confident of achieving our targeted further reductions in non-core assets of approximately £100 billion over the next three years.  In addition, we continue to progress plans to execute the divestment of retail assets and liabilities in line with our state aid obligations.

The balance sheet reduction over time is providing the Group with increased optionality and flexibility from the resultant releases in both funding and capital.  Together with initiatives to increase customer deposits in line with market growth, we expect to reduce the proportion of the Group’s funding that is derived from wholesale markets and eliminate our use of government and central bank facilities by the end of 2012.  This will provide capacity for core business growth in line with our relationship strategy. In 2011, however, we expect to see a continuation in the trend of customer deleveraging and generally subdued demand for new lending.

GROUP FINANCE DIRECTOR’S REVIEW OF FINANCIAL PERFORMANCE AND OUTLOOK (continued)

Liquidity and funding

	As at 31 Dec 2010	As at 31 Dec 2009

Wholesale funding	£298.0bn	£325.5bn
Loan to deposit ratio1	154%	169%
Core business loan to deposit ratio1	119%	128%
Government and central bank funding	£96.6bn	£157.2bn
Proportion of wholesale funding with maturity of greater than one year	50%	50%

1	Excluding repos and reverse repos.

A strengthened liquidity and funding position
The Group made excellent progress against its funding objectives in 2010 and further enhanced its liquidity position which is supported by a robust and stable customer deposit base.  While total customer deposits fell 3 per cent, deposits excluding repurchase agreements increased by 3 per cent, reflecting good growth in relationship deposits in Retail and in Wealth and International.

The Group has continued to reduce its reliance on short-term wholesale funding.  During the year the absolute level of Group wholesale funding fell to £298.0 billion, from £325.5 billion at the end of 2009, reflecting a reduction in balance sheet assets.  By the end of 2010, our loan to deposit ratio, excluding repos and reverse repos, had improved to 154 per cent.  Strong term issuance in 2010 also allowed the Group to maintain its maturity profile of wholesale funding with 50 per cent of wholesale funding having a maturity date greater than one year at 31 December 2010.

As previously guided, over the next couple of years the Group expects its public capital and senior funding issuance to be £20 billion to £25 billion per annum.  We made excellent progress in 2010 on our term funding issuance plans, achieving £30 billion of publicly placed term issuance in the year.  In addition, the Group issued a further £20 billion of term funding during the year via a series of privately placed funding transactions, a level which we do not expect to repeat in 2011.  The Group continues to benefit from a diversity of funding sources.  For example, during the year, we established a new funding programme in the US with our SEC Registered Shelf, issued inaugural Japanese Yen Samurai, Swiss Franc and Canadian Dollar bonds, and publicly launched the Lloyds TSB Bank plc Covered Bond Programme.  We continue to look for opportunities to diversify our funding sources.

We welcome the proposals on minimum standards for funding and liquidity published by the Basel Committee on Banking Supervision in December 2010.  The introduction of the Liquidity Coverage Ratio and Net Stable Funding Ratio will raise the resilience of banks to potential liquidity shocks and provide the basis for a harmonised approach to liquidity risk management.  These proposals are subject to ongoing refinement and have not yet been enacted into UK and European law.  However, the Group monitors compliance against these internal metrics, and as at 31 December 2010, the Group's Liquidity Coverage Ratio was estimated at 71 per cent and the Net Stable Funding Ratio at 88 per cent.  The actions already in place to reduce the size of the balance sheet are expected to ensure compliance with the future minimum standards, which are expected to be 100 per cent for both ratios, by their respective effective dates.

GROUP FINANCE DIRECTOR’S REVIEW OF FINANCIAL PERFORMANCE AND OUTLOOK (continued)

The Group made excellent progress on reducing its liquidity support from governmental and central bank sources, achieving reductions of £60.6 billion in 2010 leaving £96.6 billion outstanding at the year end.  The Group currently receives no liquidity support from either the US Federal Reserve or the European Central Bank.  The drawings from the UK Special Liquidity Scheme facilities and the issuance under the UK Credit Guarantee Scheme have various maturity dates, the last of which is in the fourth quarter of 2012.  The Group is confident that all maturities can be met, and a further £13 billion of government and central bank facilities have been repaid since the year end.

Outlook – liquidity and funding
We expect the combination of continued increases in customer deposits and reductions in assets (primarily from non-core asset reduction plans) over the next three years to deliver further improvements in the Group’s liquidity and funding position.  As a consequence, we expect steady improvement in the overall loan to deposit ratio (which is expected to fall to below 140 per cent within three years), a reduction in wholesale funding requirements and therefore levels of ongoing term issuance, and liquidity levels to be maintained in excess of regulatory requirements.

GROUP FINANCE DIRECTOR’S REVIEW OF FINANCIAL PERFORMANCE AND OUTLOOK (continued)

Reconciliation of combined businesses results to statutory results

	2010	2009
	£ million	£ million

Profit (loss) before tax – combined businesses	2,212	(6,300)
Integration costs	(1,653)	(1,096)
Volatility arising in insurance businesses	306	478
Amortisation of purchased intangibles and goodwill impairment	(629)	(993)
Pension curtailment gain	910	–
Customer goodwill payments provision	(500)	–
Loss on disposal of businesses	(365)	–
Government Asset Protection Scheme fee	–	(2,500)
Negative goodwill credit	–	11,173
Pre-acquisition results of HBOS plc	–	280
Profit before tax – statutory	281	1,042
Taxation	(539)	1,911
Profit (loss) for the year	(258)	2,953
Earnings per share	(0.5)p	7.5p

Integration costs
One-off integration costs of £1,653 million were incurred in 2010, bringing the total integration costs since the HBOS acquisition to £2,749 million.  The integration costs relate to severance, IT and business costs of implementation.

Volatility arising in insurance businesses
A large proportion of the funds held by the Group’s insurance businesses are invested in assets which are expected to be held on a long-term basis and which are inherently subject to short-term investment market fluctuations.  Whilst it is expected that these investments will provide enhanced returns over the longer term, the short-term effect of investment market volatility can be significant.  In 2010, higher equity market returns compared to our long-term assumptions have contributed to positive insurance and policyholder volatility totalling £306 million.

Pension curtailment gain
A net curtailment gain of £910 million was recognised in 2010 following changes to the Group's UK defined benefit pension schemes.  In the first half of 2010 the Group implemented changes to the terms of its UK defined benefit pension schemes.  As a result of these changes, the amount of any future salary increases that will be deemed pensionable will be capped each year at the lower of Retail Price Index inflation; each employee’s actual percentage increase in pay; and 2 per cent of pensionable pay.  This resulted in a curtailment gain of £1,019 million, but was partially offset in the second half of 2010 from a change in the commutation factors in certain defined benefit schemes.

GROUP FINANCE DIRECTOR’S REVIEW OF FINANCIAL PERFORMANCE AND OUTLOOK (continued)

Customer goodwill payments provision
On 21 February, 2011, we announced that we had reached a voluntary agreement with the Financial Services Authority (FSA) to initiate a customer review and contact programme regarding outstanding concerns relating to the variation of limits on some Retail mortgage contracts.  These specifically related to some Halifax standard variable rate mortgage customers, where the wording in the mortgage offer documents received by these customers had the potential to cause confusion.  Under the contact programme, goodwill payments will be made to affected customers.

We have made a customer goodwill payments provision in 2010 of £500 million in relation to the contact programme.  This provision, which has been excluded from combined businesses profits, is expected to fully cover the costs of the programme. Further detail is given in note 26 on page 144.

Loss on disposal of businesses
During 2010, the Group recorded a loss of £365 million on the disposal of two wholly-owned subsidiary companies, acquired from a previous lending relationship, each of which owned an oil drilling rig under construction.  Consistent with the Group’s previous treatment, this loss has been reported outside of the Group’s combined businesses results.

Taxation
The tax charge for the year to 31 December 2010 was £539 million.  This reflects a higher effective tax rate than the UK statutory rate primarily due to the effect of partially unrelieved losses in Ireland and Australia, policyholder tax, and the effect on deferred tax of the reduction in the UK corporation tax rate from 28 per cent to 27 per cent with effect from 1 April 2011.

Acquisition related balance sheet adjustments
Profit before tax includes the unwind of £3,118 million of acquisition related fair value adjustments, of which £2,229 million relates to impairments.  This is ahead of our previous expectation of approximately £2,500 million due to the acceleration of amounts held against the Group's securities portfolios as expectations of future credit losses have improved.  In 2011, we expect a further benefit of some £2 billion broadly in line with previous guidance.  Thereafter, over the medium term, declining annual benefits are expected to accrue.

Legal and regulatory
There has been extensive scrutiny of the Payment Protection Insurance market in recent years, and the Financial Services Authority issued its final Policy Statement on PPI complaints handling in August 2010.  The application of this Policy Statement could in extremis have a material impact on the Group's financial position.  In October 2010, an application for judicial review was issued by the British Bankers’ Association challenging the FSA's new standards for PPI complaints handling and the Financial Ombudsman Service’s approach to such complaints.  The hearing was held in late January 2011, and the judgement (which may be subject to appeal) is expected shortly.  Further detail is given in note 23 on page 137.

The UK Government has appointed an Independent Commission on Banking (ICB) to review structural measures to reform the banking system and promote stability and competition.  The ICB is not expected to publish its final report until September 2011 and it is too early to quantify any possible effect on the Group.

Financial Services Compensation Scheme (FSCS) costs in respect of certain investment company failures have now started to emerge and, although relevant costs cannot be predicted, we expect that during the course of 2011 the Group will be required to make contributions towards such costs as required by the FSCS.

GROUP FINANCE DIRECTOR’S REVIEW OF FINANCIAL PERFORMANCE AND OUTLOOK (continued)

Lending to homeowners and businesses
The Group continues to actively support the UK economy by lending to UK households and businesses.  In 2010, we have extended £30 billion of gross mortgage lending (including remortgages) and £49 billion of committed gross lending to businesses, of which £11 billion was for SMEs.

Under the terms of our lending commitments to the UK Government, we agreed to make available gross new lending of £67 billion in the 12 months to 28 February 2011, of which £23 billion would be extended to homeowners and £44 billion to UK businesses.  In the ten months from 1 March to 31 December 2010, we have extended lending that qualifies under the programme totalling over £20 billion to UK homeowners and over £42 billion to UK businesses, of which £10 billion has been extended to SMEs and we are on track to meet our lending commitments in full.

Bank of Scotland (Ireland) Limited
In February 2010, we announced that we would close our retail and intermediary business in the Republic of Ireland, and in August 2010 we announced that we would transfer, subject to the necessary approvals, the Bank of Scotland (Ireland) Limited (BOSI) business to Bank of Scotland plc.  The business was transferred to Bank of Scotland plc on 31 December 2010, including all of the strategic management and decision making activities, at which point BOSI ceased to exist.  As a result the Group no longer has any regulated banking business in the Republic of Ireland.  Bank of Scotland plc will utilise its extensive operational and management capability, including general and credit management, oversight and control, within the UK in relation to the Irish portfolio, aiding the efficient run-down of the existing lending portfolio.

UK economic outlook
We continue to believe that a slow recovery over the next couple of years remains the most likely outcome for the UK economy.  Our central planning scenario reflects a number of economic assumptions including that GDP growth will recover to approximately 1.9 per cent in 2011 with a further increase to 2.4 per cent in 2012.  We expect a decrease of 2 per cent in UK house prices in 2011, with a 2 per cent increase in 2012.  We also expect a decrease of 2 per cent in commercial property prices in 2011 and a recovery of 3 per cent in 2012.  Finally, we believe that unemployment will peak at 8.1 per cent in 2011.

Outlook – strong medium-term prospects
Given the flexibility and capacity we have for core business growth, we continue to believe that the Group has strong medium-term prospects, notwithstanding the headwinds that we face in 2011.

Our medium-term targets remain unchanged.  However, having joined the Group in January, António Horta-Osório will be appointed Group Chief Executive on 1 March, and will be reviewing the business to further develop the strategy and actions needed to realise its full potential.  He expects to report to the board and subsequently to shareholders on the outcome of his strategic review and his plans at the end of the first half of 2011.

With the Group having returned to profitability in 2010, the risk in the business further reduced, and our improved capital, funding and liquidity positions, we now have a stronger business, which is well positioned for the future.

Tim Tookey
Group Finance Director

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COMBINED BUSINESSES SEGMENTAL ANALYSIS

	Retail	Wholesale	Wealth and Int’l	Insurance	Group Operations and Central items	Group
2010	£m	£m	£m	£m	£m	£m

Net interest income	9,378	4,426	1,176	(263)	(895)	13,822
Other income	1,607	4,136	1,160	2,814	447	10,164
Total income	10,985	8,562	2,336	2,551	(448)	23,986
Insurance claims	–	–	–	(542)	–	(542)
Total income, net of insurance claims	10,985	8,562	2,336	2,009	(448)	23,444
Costs:
Operating expenses	(4,644)	(3,744)	(1,536)	(854)	(150)	(10,928)
Impairment of tangible fixed assets	–	(150)	–	–	–	(150)
	(4,644)	(3,894)	(1,536)	(854)	(150)	(11,078)
Trading surplus	6,341	4,668	800	1,155	(598)	12,366
Impairment	(2,747)	(4,446)	(5,988)	–	–	(13,181)
Share of results of joint ventures and associates	17	(95)	(8)	(10)	5	(91)
Profit (loss) before tax and fair value unwind	3,611	127	(5,196)	1,145	(593)	(906)
Fair value unwind1	1,105	3,130	372	(43)	(1,446)	3,118
Profit (loss) before tax	4,716	3,257	(4,824)	1,102	(2,039)	2,212

Banking net interest margin2	2.46%	1.88%	1.63%			2.10%
Cost:income ratio3	42.3%	43.7%	65.8%	42.5%		46.6%
Impairment as a % of average advances4	0.74%	2.08%	8.90%			2.01%

Key balance sheet and other items as at 31 December 2010	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers	363.7	173.2	55.3		0.4	592.6
Customer deposits	235.6	124.3	32.8		0.9	393.6
Risk-weighted assets	109.3	222.7	58.7		15.7	406.4

1
The net credit in 2010 of £3,118 million is mainly attributable to a reduction in the impairment charge of £2,229 million as losses reflected in the acquisition balance sheet valuations of the lending and securities portfolios have been incurred.  There has also been a credit to other income of £1,263 million mainly reflecting the sale of debt securities from the heritage HBOS portfolios during the year.  This has been partly offset by a charge to net interest income of £301 million.  The impact of the fair value unwind on net interest income is lower than in 2009 because the liability management exercises undertaken by the Group have had the effect of crystallising a proportion of the gains reflected in the opening balance sheet valuation of HBOS’s own debt; there has also been a benefit from revised expectations of future impairment losses.

2	The calculation basis for banking net interest margins is set out in note 2 on page 66.
3	Operating expenses divided by total income net of insurance claims.
4	Impairment on loans and advances to customers divided by average loans and advances to customers, excluding reverse repo transactions, gross of allowance for impairment losses.

COMBINED BUSINESSES SEGMENTAL ANALYSIS (continued)
	Retail	Wholesale	Wealth and Int’l	Insurance	Group Operations and Central items	Group
2009	£m	£m	£m	£m	£m	£m

Net interest income	7,970	4,710	1,217	(287)	(884)	12,726
Other income	1,804	4,199	1,128	2,944	1,800	11,875
Total income	9,774	8,909	2,345	2,657	916	24,601
Insurance claims	–	–	–	(637)	–	(637)
Total income, net of insurance claims	9,774	8,909	2,345	2,020	916	23,964
Operating expenses	(4,566)	(4,106)	(1,544)	(974)	(419)	(11,609)
Trading surplus	5,208	4,803	801	1,046	497	12,355
Impairment	(4,227)	(15,683)	(4,078)	–	–	(23,988)
Share of results of joint ventures and associates	(6)	(720)	(21)	(22)	2	(767)
Profit (loss) before tax and fair value unwind	975	(11,600)	(3,298)	1,024	499	(12,400)
Fair value unwind	407	6,897	942	(49)	(2,097)	6,100
Profit (loss) before tax	1,382	(4,703)	(2,356)	975	(1,598)	(6,300)

Banking net interest margin	1.97%	1.52%	1.71%			1.77%
Cost:income ratio	46.7%	46.1%	65.8%	48.2%		48.4%
Impairment as a % of average advances	1.11%	5.92%	6.04%			3.25%

Key balance sheet and other items As at 31 December 2009	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers	371.1	191.8	63.5		0.6	627.0
Customer deposits	224.1	153.4	29.0		0.2	406.7
Risk-weighted assets	128.6	286.0	63.2		15.5	493.3

DIVISIONAL PERFORMANCE

RETAIL

	2010	2009	Change
	£m	£m	%

Net interest income	9,378	7,970	18
Other income	1,607	1,804	(11)
Total income	10,985	9,774	12
Operating expenses	(4,644)	(4,566)	(2)
Trading surplus	6,341	5,208	22
Impairment	(2,747)	(4,227)	35
Share of results of joint ventures and associates	17	(6)
Profit before tax and fair value unwind	3,611	975
Fair value unwind	1,105	407
Profit before tax	4,716	1,382

Banking net interest margin	2.46%	1.97%
Banking asset margin	1.93%	1.18%
Banking liability margin	0.87%	1.41%
Cost:income ratio	42.3%	46.7%
Impairment as a % of average advances	0.74%	1.11%

	As at 31 Dec 2010	As at 31 Dec 2009	Change
	£bn	£bn	%

Loans and advances to customers
Secured	337.3	341.1	(1)
Unsecured	26.4	30.0	(12)
	363.7	371.1	(2)
Customer deposits
Savings	195.3	185.6	5
Current accounts	40.3	38.5	5
	235.6	224.1	5
Risk-weighted assets	109.3	128.6	(15)

RETAIL (continued)

Key highlights

•	Profit before tax increased to £4,716 million, compared to £1,382 million in 2009.

•
Profit before tax and fair value unwind increased to £3,611 million, a strong increase of £2,636 million compared to 2009, driven by good income growth, tight cost control and a significantly lower impairment charge.

•
Net interest income increased by £1,408 million or 18 per cent to £9,378 million, largely as a result of the continuing re-pricing of risk, mortgage customers moving onto standard variable rates and a decrease in the LIBOR to Base Rate spread.

•	Other income decreased by £197 million or 11 per cent to £1,607 million, relating particularly to changes to current account overdraft structures.

•
Operating expenses remain tightly controlled, increasing by only 2 per cent to £4,644 million, which combined with strong income growth led to a significant reduction in the cost:income ratio to 42.3 per cent. Operating expenses benefited from continuing cost control as well as cost synergies.

•
The impairment charge reduced significantly to £2,747 million, down by 35 per cent, supported by prudent risk management, a stabilising economy, broadly stable house prices and low interest rates.  The improvement in credit performance was faster than expected a year ago.

•
Loans and advances to customers decreased by £7.4 billion, or 2 per cent to £363.7 billion, as customers continued to reduce their personal indebtedness, particularly unsecured debt.  While mortgage balances declined by £3.8 billion, Retail continued to support first time buyers and home movers with gross mortgage lending of £30 billion.

•	Customer deposits increased by £11.5 billion, or 5 per cent, to £235.6 billion, predominantly from instant access and tax free ISA accounts rather than more expensive term deposits.

RETAIL (continued)

Strategic vision
Retail’s goal is to be recognised by customers as the UK’s best bank.  This will be achieved by building deep and enduring customer relationships which deliver real value to customers.  Retail believes this strategy will drive sustainable long term value for all stakeholders.  A deep understanding of customers and their needs combined with highly efficient and effective processes will allow more investment in products and services that customers really value.  Retail is increasing its capabilities through the integration of Lloyds TSB and HBOS which presents a great opportunity to use the best from each heritage and significantly improve systems and processes.  This includes extending Lloyds TSB’s strong customer insight capabilities to Halifax and Bank of Scotland.  Success for Retail will be reflected in enhanced customer service resulting in strong customer advocacy which in turn leads to lower customer acquisition costs, increased share of wallet and improved customer retention.

Progress against strategic initiatives

Deep and enduring customer relationships
The Retail strategy is to build deep and enduring relationships so that customers choose Retail’s relationship brands (Lloyds TSB, Halifax and Bank of Scotland) for more of their financial needs.  This is being achieved through offering a broad range of products that address customer needs, alongside superior customer service and advice.  Retail also continues to work to ensure customers are the focus of business development including instituting a number of programmes to ensure key customer needs underpin ongoing product and service development.

During 2010, Retail successfully delivered a number of elements of the strategy, with a focus on rebuilding trust with customers.  A primary focus was the development of products that are simple, transparent and easy for customers to understand.  Customer demand for these products has been very positive.  For example, the customer response to the Halifax’s Clarity card has been strong with 145,000 new cards issued since its launch in July 2010.  This card leads the market in terms of transparency and simplicity with a single customer interest rate and no usage fees for balance transfers, cash withdrawals and international usage.

Retail has also continued to develop its current account switching facility, which plays a key role in building a strong relationship with new customers, by making it easy for customers to switch.  Experience has shown that after customers use the current account switching facility, they are over 70 per cent more likely to transfer their primary current account.

Creating products and services that customers value
A focus on customers, including active use of Retail’s strong customer insight capability, ensures that products and services are customer-led in a highly competitive market.  Retail has a strong record of award-winning products and services.

Retail is committed to supporting the housing market and working with customers to find solutions to their changing situations.  An example of this is the recently launched Equity Support Scheme that enables customers with low or negative equity to move home.  This scheme recognises that there are significant numbers of customers who are making payments on their mortgage and have a desire to move but due to lack of equity have been unable to do so.  Retail has also extended its popular first time buyer ‘Lend a Hand’ mortgage to all home movers.  This product helps customers through allowing friends and family to contribute to a savings account supporting a mortgage.

RETAIL (continued)

Retail continues to work to deliver products and services that address customer needs.  An example of this is the recently launched Halifax Cash ISA Promise.  In the month following the launch in October 2010 the ISA business performed significantly ahead of expectations with 44,000 accounts transferred, despite the launch being outside of the traditional ISA season.  This industry leading promise addresses the poor transfer times between ISA providers, by promising to pay interest on new cash ISAs from the completed application date rather than when funds are transferred into the account, often weeks later.  The other parts of the promise are increased information on cash ISA interest rates and an assurance that all cash ISAs are open to both new and existing customers.

Continually improving customer service
Retail continues to benefit from the opportunities afforded by its heritage businesses and is taking the best from the Lloyds TSB and HBOS franchises to create ‘one best way’ of doing things.  Integration, together with changes in working practices, will deliver significant increases in efficiency which will allow further investment in the products and services that customers really value and will deliver a better customer experience.

Internet banking continues to grow in popularity amongst Retail’s customers.  To support the development and broaden the potential of this format Retail has introduced a new internet platform which was rolled out to Lloyds TSB customers during 2010.  One example of the new services being delivered on this platform is Money Manager which provides an innovative tool for customers to better manage their finances.

Retail has been implementing new sales and customer service technology for mortgages and bancassurance across the network.  These are being delivered to improve the quality of customer advice and increase the speed of decision making.  The Mortgage Sales Platform offers customers a more comprehensive interview experience, a faster mortgage decision and ‘one best way’ of selling mortgages across its brands.  In the bancassurance business a new platform has been rolled out to advisors, with tools which better identify customer’s needs.  This innovative platform also brings portfolio modelling tools to the Retail market.

Mobile banking is another key growth area and Retail is investing to make financial services more accessible and to increase the range of options available to customers.  Lloyds TSB has launched a mobile banking application that allows customers to manage their money on the move, including transferring funds between accounts via their mobiles.  Lloyds TSB now also offers a range of free text alerts, including balance updates and near limit alerts, thereby helping customers to better control their finances.
Integration
Retail has made good progress with integration, delivering significant cost savings and increased productivity as well as optimising performance across the business.  The division has delivered run-rate synergies of £529 million at the end of 2010 and is on track to achieve run-rate synergies of £867 million by the end of 2011.

In 2010, Retail commenced the roll-out of a single counter system across all its branches providing a strong and efficient platform with increased functionality to further improve customer service.  This is being supported by a ‘one best way’ programme that ensures there is a single efficient and effective approach to all major processes.

As part of the integration Lloyds TSB’s Protection for Life bancassurance product range was extended into Halifax and Bank of Scotland.  The impact of these changes has already been significant with close to 50 per cent uplift in protection new business premiums in Halifax and Bank of Scotland.

RETAIL (continued)

Financial performance
Profit before tax increased to £4,716 million compared to £1,382 million in 2009, an increase of £3,334 million.  This included an increase of £698 million in respect of the fair value unwind.

Profit before tax and fair value unwind increased to £3,611 million, a significant improvement compared to £975 million in 2009.  This increase in profit was driven by strong income growth, tight cost control and a significant reduction in the impairment charge in the context of a stabilising economy.

Total income increased by £1,211 million, or 12 per cent, to £10,985 million.  This was driven by a strong increase in net interest income of £1,408 million, partially offset by a reduction in other income of £197 million.

Net interest income increased by 18 per cent, with a significant increase in the net interest margin to 2.46 per cent, from 1.97 per cent in 2009.  The asset margins expanded significantly during 2010 from 1.18 per cent to 1.93 per cent as a result of decreases in LIBOR to base rate spread and stable customer interest rates.  The asset margin also widened partly as a result of mortgage customers continuing to move onto, and staying on, standard variable rates and assets being priced to more appropriately reflect risk and rising funding costs.  The liability margin, on the other hand, has reduced from 1.41 per cent to 0.87 per cent as the effect of lower LIBOR to base rate spreads was partially offset by the reduction of expensive deposit balances.

Other income decreased by 11 per cent in 2010 to £1,607 million from £1,804 million largely as a result of changes to current account overdraft charges.  Retail continues to focus on having fees and rates that customers understand.  It is believed that this will result in stronger customer relationships as well as supporting the deepening of these relationships.  An example of this focus is the changes to the overdraft charging structure for Halifax and Bank of Scotland personal current accounts at the end of 2009, which delivers a more suitable product proposition and an improved customer experience and resulted in a reduction in other income of approximately £90 million.  Similarly, the changes to the Lloyds TSB current account pricing model, which became effective at the end of 2010, provide a simpler, more sustainable proposition for customers, resulting in an overall reduction in the cost of overdraft usage.

Total income is analysed as follows and reflects the trends discussed above:
	2010	2009	Change
	£m	£m	%

Mortgages and Savings	4,739	3,667	29
Consumer Banking	6,246	6,107	2
Total income	10,985	9,774	12

Operating expenses remained well controlled and increased by 2 per cent, against an increase in total income of 12 per cent, reflecting ongoing cost control and synergies from the integration.  The cost:income ratio for the year improved to 42.3 per cent compared to 46.7 per cent in 2009.

The impairment charge on loans and advances decreased by £1,480 million, or 35 per cent, to £2,747 million reflecting the stabilising economy, more stable house prices, low interest rates and prudent lending criteria.  As a percentage of average advances, the impairment charge decreased to 0.74 per cent, significantly lower than 1.11 per cent in 2009.  The secured impairment charge reduced to £292 million from £789 million in 2009 while the unsecured impairment charge reduced to £2,455 million from £3,438 million in 2009.

RETAIL (continued)

The fair value unwind net credit of £1,105 million compares with £407 million in 2009.  The net fair value unwind credit was larger than in 2009 which reflected a smaller charge related to the fixed rate mortgage portfolios as mortgages reached the end of their fixed term and borrowers moved to standard variable products.  This was partially offset by a reduction in the credit attributed to the fixed rate savings portfolio as fixed rate term deposits, existing prior to acquisition, matured.

Balance sheet progress
Total loans and advances to customers decreased by £7.4 billion, or 2 per cent, to £363.7 billion, compared to 31 December 2009.  This resulted from reduced customer demand for credit and customers continuing to reduce their personal indebtedness.  The reduction in lending to customers was partly the result of the repayment of unsecured debt where balances reduced by £3.6 billion, or 12 per cent.

Secured balances were broadly stable as Retail maintained its strong commitment to the housing market and first time buyers.  The proportion of mortgages on standard variable rate or equivalent products now stands at 48 per cent and is expected to rise only modestly during 2011.

The UK mortgage market for both house purchase and re-mortgaging was slightly lower in 2010, with gross market lending of £136.1 billion compared to £143.3 billion in 2009.  Retail’s gross new mortgage lending was £30 billion in 2010.  This lending included full delivery on agreed lending commitments.  New mortgage lending continued to be focused on supporting the housing market with 70 per cent of the lending being for house purchase rather than re-mortgaging.  Retail remains the largest lender to first time buyers in the market helping over 50,000 customers buy their first home.  It also continues to be an industry leader in its support for shared equity and shared ownership schemes.

Risk-weighted assets decreased by £19.3 billion, or 15 per cent, to £109.3 billion in 2010.  This reduction was driven by lower lending balances, recalibrated downturn loss given default rates and the lower risk mix of the loan portfolio with reduced exposure to unsecured lending.

Total customer deposits increased by £11.5 billion, or 5 per cent, to £235.6 billion in the year.  The growth was predominantly from instant access and tax free cash ISA accounts, rather than more expensive term deposits.  This approach has helped support the net interest margin.  Retail continues to perform well in the savings market, with a strong stable of savings brands which can be tailored to customer demands.

Non-core operations
Non-core operations consist of specialist mortgages (self-certified and sub-prime), selected third-party branded loans and selected third-party branded credit cards.  As at 31 December 2010, these operations included loans and advances to customers of £30.6 billion (31 December 2009: £33.5 billion) and risk weighted assets of £11.2 billion (31 December 2009: £13.2 billion).  In 2010 they also contributed income of £591 million (compared to £388 million in 2009) and an impairment charge of £124 million (compared to £253 million in 2009).  In addition to the non-core assets, Retail continues to progress plans to divest other retail assets and liabilities in line with the state aid obligations.

WHOLESALE

	2010	2009	Change
	£m	£m	%

Net interest income	4,426	4,710	(6)
Other income	4,136	4,199	(2)
Total income	8,562	8,909	(4)
Costs:
Operating expenses	(3,744)	(4,106)	9
Impairment of tangible fixed assets	(150)	–
	(3,894)	(4,106)	5
Trading surplus	4,668	4,803	(3)
Impairment	(4,446)	(15,683)	72
Share of results of joint ventures and associates	(95)	(720)	87
Profit (loss) before tax and fair value unwind	127	(11,600)
Fair value unwind	3,130	6,897	(55)
Profit (loss) before tax	3,257	(4,703)

Corporate Markets	(697)	(11,736)	94
Treasury and Trading	428	595	(28)
Asset Finance	396	(459)
Profit (loss) before tax and fair value unwind	127	(11,600)

Banking net interest margin	1.88%	1.52%
Banking asset margin	1.28%	1.02%
Banking liability margin	1.29%	1.16%
Cost:income ratio (excl. impairment of tangible fixed assets)	43.7%	46.1%
Impairment as a % of average advances	2.08%	5.92%

	As at 31 Dec 2010	As at 31 Dec 2009	Change
Key balance sheet and other items	£bn	£bn	%

Loans and advances to customers	173.2	191.8	(10)
Loans and advances to banks	12.4	18.9	(34)
Debt securities	25.8	31.7	(19)
Available-for-sale financial assets	29.5	36.9	(20)
	240.9	279.3	(14)
Customer deposits
Customer deposits excluding repos	114.1	117.9	(3)
Repos	10.2	35.5	(71)
	124.3	153.4	(19)
Risk-weighted assets	222.7	286.0	(22)

WHOLESALE (continued)

Key highlights

•	Profit before tax was £3,257 million compared to a loss before tax of £4,703 million in 2009.

•
Profit before tax and fair value unwind was £127 million, a £11,727 million improvement on the loss of £11,600 million in 2009, primarily reflecting the significant decrease in the level of impairment charge.

•
Net interest income decreased by 6 per cent to £4,426 million. This decrease reflected the lower interest earning asset balances, in-line with targeted balance sheet reductions and lower net interest income in Treasury and Trading, partially offset by a 36 basis point increase in the banking net interest margin.

•
Other income decreased marginally to £4,136 million, primarily reflecting a reduction from the higher market volatility in 2009 in Wholesale Markets and lower operating lease income in Asset Finance, partially offset by investment gains in Wholesale Equity.

•
Operating expenses decreased 9 per cent, reflecting reduced levels of operating lease depreciation and further cost savings achieved from the integration programme, partially offset by additional staff related costs in the Business Support Unit and continued investment in customer facing resource and systems.

•
Impairment charges on financial assets decreased significantly to £4,446 million, compared to £15,683 million in the previous year.  The total impairment charge is 72 per cent lower than last year and continues to be primarily driven by the HBOS heritage corporate real estate and real estate related asset portfolios.

•
Assets decreased by 14 per cent to £240.9 billion continuing on from a 28 per cent reduction in 2009.  This reflects the targeted reduction in the balance sheet, mainly in loans and advances to customers and banks in non-core business and through reductions in debt securities and available-for-sale positions.

•
Customer deposits excluding repos decreased 3 per cent to £114.1 billion, due to a reduction in short-term deposits in Treasury and Trading partially offset by higher deposits in Corporate Markets in line with the Group’s funding strategy.

•
Continued progress in deepening customer relationships.  Cross-selling has increased by 9 per cent, reflecting increased product capabilities and opportunities arising from applying a single sales force model on the combined customer base.

WHOLESALE (continued)

Strategic vision
Wholesale’s strategic goal is to be recognised as the UK’s leading, through-the-cycle, relationship-focused wholesale bank.  The mission is to retain and deepen recurring, multi-product customer relationships building on deep insight into customer needs to provide a broad range of banking, risk management and capital market products.

Progress against strategic initiatives

Supporting customers through the cycle
Wholesale’s through-the-cycle commitment to businesses is evidenced by key initiatives such as the SME Business Charter which was awarded the prize for innovation in SME finance by Business Moneyfacts in March 2010.  In 2010, over 100,000 new Commercial start-up customers were attracted and over 200 regional customer events were held across the country, demonstrating our commitment to this segment.  Wholesale’s focus on deepening customer relationships and continued commitment to businesses was again recognised by Finance Directors of commercial and corporate companies who voted Lloyds TSB as Bank of the Year in the CBI/Real FD awards for the sixth year running in May 2010.  In September 2010, our Commercial Finance business was voted as winner in the InterContinental Finance Magazine’s global awards for Alternative Finance Provider of the year – United Kingdom.

Continued investment in Wholesale Markets capabilities has helped customers to diversify their funding sources and manage their interest rate and currency risks.  This successful investment provides the foundations for deeper customer relationships and is earning external recognition which includes the Group being named ‘The most improved European Debt Capital Markets and Syndicate team’ by Euroweek in May 2010 and awarded ‘Best Arranger of UK Loans’ and ‘Best Arranger of Mid-Corporate Loans’ at the 2010 Euroweek Syndicated Loan & Leveraged Finance Awards.

Integrating the businesses
Progress towards creating a single Wholesale Bank by the end of 2011 continues on track, with several notable milestones passed in 2010.  Internal business structures are in place across Wholesale, and around 30 customer and data migrations successfully took place in 2010, representing assets of approximately £50 billion.  The new Lloyds Bank Corporate Markets brand was launched in December, providing a single, comprehensive and consistent corporate banking and financial markets service for our customers.  In the Asset Finance business, the successful integration of Lex and Autolease brands has created one of the UK’s leading car leasing firms.

The focus for 2011 remains on the planning and execution of the remaining 40 migrations and strengthening risk systems, whilst ensuring that we continue to deliver our high levels of customer service.  The division achieved run-rate synergies of £359 million at the end of 2010 and is on track to deliver run-rate synergies of £532 million by the end of 2011.

Prioritising businesses
In 2009, Wholesale systematically reviewed its assets, portfolios and businesses to identify those that would add most value to its relationship-focused strategic vision.  In 2010, Wholesale ensured that investment in product and service capability was directed towards these core growth areas, and explored divestment opportunities for the remaining non-core assets.

Investment and change in the core growth areas continues to be embedded, with new talent joining the Group and new processes introduced to our client facing businesses.  Cross-selling from deepening relationships increased by 9 per cent reflecting these enhanced product capabilities.

WHOLESALE (continued)

A number of disposals of non-core assets were completed during 2010 in line with the planned reduction of Wholesale’s total assets, which includes part of the Group's commitment under the state aid restructuring plan.  Wholesale continues to operate under an oversight and governance framework with the intention always of maximising long-term shareholder value from any asset sale.

Financial performance
Profit before tax was £3,257 million compared to a loss before tax of £4,703 million in 2009.  The improvement of £7,960 million is after taking into account fair value unwind of £3,130 million, which decreased by £3,767 million compared to 2009.

Profit before tax and fair value unwind of £127 million was an £11,727 million improvement on the loss of £11,600 million in 2009, driven by a significant decrease in the impairment charge reflecting the stabilising economic climate, continuing to support previous guidance that the impairment charge peaked in the first half of 2009.

Total income decreased by £347 million, or 4 per cent to £8,562 million mainly driven by a 6 per cent decrease in net interest income.

The decline in net interest income primarily reflects lower interest earning asset balances across loans and receivables in line with the Group’s targeted balance sheet reduction, mainly in loans and advances to customers, debt securities and available for-sale-positions.  Income was affected by higher funding costs and lower lending volumes, although this was partly offset by higher customer margins on new business and from re-pricing on renewals.

Banking net interest income, which excludes trading activity, increased by £330 million, to £3,683 million as lending business continued to be re-priced to reflect customer risk profiles, with lending margins increasing by 26 basis points.  Deposit margins increased moderately, by 13 basis points, reflecting favourable internal liquidity rates, which was partially offset by the impact of lower LIBOR to base rate spreads.  As a result, the banking net interest margin increased by 36 basis points to 1.88 per cent in 2010.  The impact of re-pricing was only partially offset by a decrease in average interest earning assets and liability balances.

Other income decreased by £63 million, or 2 per cent, to £4,136 million, primarily reflecting higher levels of market volatility in 2009 which resulted in mark to market gains in Wholesale Markets, whilst 2010 experienced losses on sale of assets in targeted balance sheet reductions and lower operating lease income.  Other income in 2010 benefited from investment gains in Wholesale Equity as a result of stabilisation in market conditions and improved fund investment performance, strong fee income across structuring and capital markets and more favourable performance in Treasury and Trading.

Operating expenses decreased by £362 million, or 9 per cent, to £3,744 million primarily from a further reduction in the level of operating lease depreciation in Asset Finance and a continued focus on cost management including savings attributable to the integration programme.  This was partially offset by additional costs in the Business Support Unit and continued investment in customer facing resource and systems.

The impairment charge decreased by £11,237 million to £4,446 million in December 2010.  As a percentage of average loans and advances to customers, impairment charge improved to 2.08 per cent in 2010 compared to 5.92 per cent in 2009.  The decrease reflects reductions, notably in the heritage HBOS corporate real estate and real estate related portfolios and heritage HBOS Corporate (UK and US) portfolios and write backs from asset disposals, due to the stabilising economic environment, low interest rates which helped to maintain defaults at reduced levels, the stabilisation of UK real estate prices and prudent provisioning against base case assumptions undertaken on the acquired heritage HBOS portfolios in the first half of 2009.  The decrease further confirms the Group's belief that the impairment charge peaked in the first half of 2009 under base case assumptions.

WHOLESALE (continued)

The share of losses from joint ventures and associates comprises a small loss of £95 million, a decrease of £625 million.  This represents a net reduction in both the value and size of the portfolio compared to the prior year.  The majority of the portfolio is now valued at nil with a remaining portfolio carrying value of approximately £128 million.

Fair value unwind decreased £3,767 million to £3,130 million, mainly due to lower impairments in 2010 relating to the HBOS assets that were fair valued on acquisition.  The decrease was partially offset by charges relating to the expected losses on acquired debt securities and by fair value releases on sales.

Balance sheet progress
The division's asset balances (comprising loans and advances to customers and banks, debt securities and available-for-sale financial assets) reduced by £38.4 billion, or 14 per cent to £240.9 billion, primarily reflecting deleveraging by customers and continuing active de-risking of the balance sheet by either selling down or reducing holdings in debt securities and available-for-sale positions.

Loans and advances to customers decreased £18.6 billion, or 10 per cent to £173.2 billion.  In Corporate Markets, balances decreased by £17.5 billion or 10 per cent, as demand for new corporate lending and refinancing of existing facilities were more than offset by the level of maturities, reflecting a continued trend of subdued corporate lending, customer deleveraging and asset sales in non-core sectors.  Despite this overall reduction, net lending to core customers in the SME sector increased by 2.1 per cent.  In Asset Finance, the decrease of £2.7 billion, or 23 per cent, reflected the targeted reduction in this asset class.  Available for sale financial assets balances reduced by £7.4 billion, or 20 per cent, to £29.5 billion and debt securities decreased by £5.9 billion, or 19 per cent, to £25.8 billion, as Corporate Markets reduced the non-core balance sheet by either selling down or not replenishing total holdings after amortisations or maturities.  Loans and advances to banks decreased £6.5 billion, or 34 per cent as the division refocused the balance sheet.

Customer deposits excluding repos decreased by £3.8 billion, or 3 per cent to £114.1 billion, due to a reduction in short-term deposits in Treasury and Trading, which was partially offset by higher deposits in Corporate Markets in line with the Group’s funding strategy.

Risk-weighted assets decreased by £63.3 billion, or 22 per cent to £222.7 billion, primarily reflecting the balance sheet reductions and the move to Foundation IRB from Advanced IRB for all HBOS non-retail portfolios.

Non-core operations
Non-core consists of businesses and/or business lines that are inconsistent with Wholesale’s relationship-focused strategic vision of capital and liquidity efficient growth, driven by broad and deep customer relationships and within a prudent risk framework.

As at 31 December 2010, operations and portfolios considered to be non-core included assets of £126.9 billion (2009: £158.3 billion) which included £71.2 billion (2009: £83.1 billion) of loans and advances to customers, £25.4 billion (2009: £31.5 billion) of debt securities, £22.2 billion (2009: £32.0 billion) of available-for-sale financial assets and other assets of £8.1 billion (2009: £11.7 billion).  Non-core risk-weighted assets were £94.8 billion (2009: £135.4 billion).  Non-core portfolios and businesses include £4.9 billion (2009: £4.9 billion) of customer deposits.

In 2010, non-core businesses generated income of £3,022 million and impairment of £3,170 million, compared to 2009 income of £3,573 million and impairment of £13,496 million.

WHOLESALE (continued)

Corporate Markets
	2010	2009	Change
	£m	£m	%

Net interest income	3,669	3,756	(2)
Other income	2,471	2,541	(3)
Total income	6,140	6,297	(2)
Costs:
Operating expenses	(2,410)	(2,461)	2
Impairment of tangible fixed assets	(150)	–
	(2,560)	(2,461)	(4)
Trading surplus	3,580	3,836	(7)
Impairment	(4,182)	(14,855)	72
Share of results of joint ventures and associates	(95)	(717)	87
Loss before tax and fair value unwind	(697)	(11,736)	94

Cost:income ratio (excl. impairment of tangible fixed assets)	39.3%	39.1%
Impairment as a % of average advances	2.08%	6.09%

	As at 31 Dec 2010	As at 31 Dec 2009	Change
Key balance sheet and other items	£bn	£bn	%

Loans and advances to customers	160.2	177.7	(10)
Risk-weighted assets	202.1	263.8	(23)

Loss before tax and fair value unwind decreased by £11,039 million to £697 million, due to a significant decrease in the impairment charge.  Net interest income decreased by £87 million or 2 per cent.  This reflected lower interest earning asset balances as a result of the ongoing focus on reducing the balance sheet.  Despite increased funding costs net interest income benefited from improved margins from customer re-pricing.

Other income was £70 million or 3 per cent lower, primarily due to increased market volatility in 2009 which resulted in mark to market gains in Wholesale Markets which did not reoccur in 2010.  Additionally other income benefited from investment gains in Wholesale Equity as a result of stabilising market conditions, and strong fee income across structuring and capital markets.

Operating expenses decreased by £51 million to £2,410 million due to continued synergy benefits, partially offset by investment in the Business Support Unit as well as customer facing resource and systems.

The impairment charge decreased by £10,673 million to £4,182 million reflecting a sustained decrease since the peak in first half 2009.  As well as reflecting stabilising economic conditions, a significant amount of the decrease was also due to the application in 2009 of Lloyds Banking Group provisioning policy and risk review processes which were applied to the heritage HBOS corporate real estate and real estate related portfolios and heritage HBOS Corporate (UK & US) portfolio.

Impairment of tangible fixed assets of £150 million was incurred on assets held on the balance sheet as a result of the consolidation of certain entities over which the Group exercised control.  A £365 million loss was recorded in 2010 on the disposal of these entities which is excluded from the Group’s combined businesses profit before tax.

WHOLESALE (continued)

Treasury and Trading
	2010	2009	Change
	£m	£m	%

Net interest income	324	544	(40)
Other income	322	238	35
Total income	646	782	(17)
Operating expenses	(218)	(187)	(17)
Profit before tax and fair value unwind	428	595	(28)

Cost:income ratio	33.7%	23.9%

	As at 31 Dec 2010	As at 31 Dec 2009	Change
Key balance sheet and other items	£bn	£bn	%

Loans and advances to customers	4.1	2.5	64
Risk-weighted assets	8.6	8.4	2

Profit before tax and fair value unwind decreased by £167 million to £428 million due to lower net interest income.

Total income decreased by £136 million, or 17 per cent.  Interest income reduced as the highly volatile interest rate market evident in early 2009 was not repeated in 2010.  Other income performance benefited from strong customer demand for interest rate, foreign exchange and risk management products in 2010.  Trading flows are managed with the overriding aim of providing a service to customers, whilst maintaining Treasury and Trading’s conservative risk appetite.

Operating expenses increased by £31 million to £218 million reflecting the investment in people and systems, in particular back office infrastructure, to support internal risk management and the customer franchise.

WHOLESALE (continued)

Asset Finance
	2010	2009	Change
	£m	£m	%

Net interest income	433	410	6
Other income	1,343	1,420	(5)
Total income	1,776	1,830	(3)
Operating expenses	(1,116)	(1,458)	23
Trading surplus	660	372	77
Impairment	(264)	(828)	68
Share of results of joint ventures and associates	–	(3)
Profit (loss) before tax and fair value unwind	396	(459)

Cost:income ratio	62.8%	79.7%
Impairment as a % of average advances	2.34%	5.86%

	As at 31 Dec 2010	As at 31 Dec 2009	Change
Key balance sheet and other items	£bn	£bn	%

Loans and advances to customers	8.9	11.6	(23)
Operating lease assets	3.0	3.4	(12)
Risk-weighted assets	12.0	13.8	(13)

Profit before tax and fair value unwind was £396 million compared to a loss before tax and fair value unwind of £459 million in December 2009.  The £855 million improvement was due to a lower impairment charge and lower operating expenses.

Total income decreased by £54 million, or 3 per cent, to £1,776 million as a result of lower business volumes on assets held under operating leases.  The lower business volumes are in-line with a targeted reduction in this asset class and were partly offset by stronger margins.

Operating expenses decreased by £342 million, or 23 per cent, to £1,116 million, reflecting reduced depreciation charges on assets held under operating leases due to lower fleet size and a year on year improvement in used car values, and strong cost management and savings achieved from integration.

The impairment charge decreased by £564 million to £264 million, reflecting a stabilising economic environment and an improvement in market conditions for both the retail and non-retail consumer finance businesses.  The lower impairment charge has been driven by a reduction in new cases entering arrears, the reduced book size and a better mix in the credit quality of new business being written over the last two years.

WEALTH AND INTERNATIONAL

	2010	2009	Change
	£m	£m	%

Net interest income	1,176	1,217	(3)
Other income	1,160	1,128	3
Total Income	2,336	2,345
Operating expenses	(1,536)	(1,544)	1
Trading surplus	800	801
Impairment	(5,988)	(4,078)	(47)
Share of results of joint ventures and associates	(8)	(21)	62
Loss before tax and fair value unwind	(5,196)	(3,298)	(58)
Fair value unwind	372	942	(61)
Loss before tax	(4,824)	(2,356)

Wealth	269	198	36
International	(5,465)	(3,496)	(56)
Loss before tax and fair value unwind	(5,196)	(3,298)	(58)

Banking net interest margin	1.63%	1.71%
Banking asset margin	1.22%	1.26%
Banking liability margin	0.83%	0.82%
Cost:income ratio	65.8%	65.8%
Impairment as a % of average advances	8.90%	6.04%

	As at 31 Dec 2010	As at 31 Dec 2009	Change
Key balance sheet and other items	£bn	£bn	%

Loans and advances to customers	55.3	63.5	(13)
Customer deposits	32.8	29.0	13
Risk-weighted assets	58.7	63.2	(7)

WEALTH AND INTERNATIONAL (continued)

Key highlights

•	Loss before tax increased to £4,824 million compared to £2,356 million in 2009.

•	Loss before tax and fair value unwind increased by £1,898 million to £5,196 million, compared to £3,298 million in 2009, due to a higher impairment charge, predominantly in Ireland.

•	In Wealth, profit before tax increased by 36 per cent to £269 million. However, this was more than offset by the International loss before tax which increased by 56 per cent to £5,465 million.

•
Net interest income decreased by 3 per cent to £1,176 million, as an 8 basis points decline in the banking net interest margin more than offset the favourable impact of foreign currency movements, particularly the Australian dollar, and the income on the £7 billion European loan portfolio transferred in from the Wholesale division in the second half of 2009.

•
Operating expenses decreased by 1 per cent to £1,536 million, with cost savings achieved from integration, particularly in the asset management businesses in Wealth, partly offset by investment in International’s German deposit taking operation, increased resources in business support functions and the effect of stronger foreign currency rates.

•
The impairment charge amounted to £5,988 million, compared to £4,078 million in 2009, reflecting the material deterioration in the economic environment in Ireland in the last quarter of 2010 that resulted in EU-IMF financial support in late November 2010 and the tightening of liquidity in the second half of 2010 in regional Australian property markets to which the Group is exposed.

•
Loans and advances to customers decreased by £8.2 billion, or 13 per cent, to £55.3 billion, reflecting net repayments of £4.1 billion, and additional impairment provisions in the International businesses, partly offset by foreign exchange movements of £1.1 billion.

•
Customer deposits increased by £3.8 billion, or 13 per cent, to £32.8 billion, due to strong inflows in UK Private Banking and Bank of Scotland Germany, partly offset by outflows in Ireland following the closure of the Irish retail branch network.

•
Against its strategic objectives, Wealth has demonstrated continuing strength in client acquisition through the UK franchise with a 12 per cent increase in customer numbers.  In International, resources have been deployed to manage arrears, and the balance sheet reduction strategy resulted in underlying local currency advances decreasing by £4.1 billion, or 7 per cent.

WEALTH AND INTERNATIONAL (continued)

Strategic vision
Wealth provides strong growth opportunities for the Group and, through deepening the relationships with existing Group clients alongside targeted external customer acquisition, Wealth’s goal is to be recognised as the trusted adviser to expatriate and private banking clients both in the UK and selected international markets.  Wealth’s initial focus in the UK is to increase the penetration of its offering into the Group's existing customer base by the referral of wealthier customers to its private banking businesses where their wider financial needs can be more effectively met. Outside the UK, Wealth will be building on the strengths of its brand portfolio and existing expatriate, wealth management and private banking propositions.

In the International businesses, the priority is to maximise value in the medium term.  International’s immediate focus is on close management of the lending portfolio, particularly in the Irish business, and re-pricing assets where appropriate.  At the same time International is delivering operational efficiencies, reshaping its business models and rightsizing the balance sheet to reflect the ongoing environment.

Progress against strategic initiatives

Deep and enduring customer relationships
In Wealth, the focus has been on driving additional income growth from the Group's affluent and high net worth client base through more effective use of the opportunities afforded by the Retail and Wholesale franchises to cross sell Wealth products to these customers.  During 2010, customer segmentation across the Wealth businesses has been implemented and businesses transferred as appropriate to align to this segmentation, the customer referrals model has been formalised, and a new UK investment proposition launched.  Continuing progress was demonstrated through a 7 per cent increase in Wealth relationship customers in 2010, including a 12 per cent increase in UK Wealth, and a 16 per cent increase in Wealth's customer deposits.

Maximising value in the short to medium term
In International, the focus remains on managing the impaired asset portfolio and continued strengthening of the control environment.  Redeployment of resource from front line activity and the wider Group to manage arrears and collections is now complete and business support units are fully operational.  The business aims to de-risk and reduce the balance sheet where possible, with net repayments in the International portfolio contributing £4.1 billion to the reduction in underlying local currency customer advances.

As previously announced, the Group completed a strategic review of Bank of Scotland (Ireland) Limited (BOSI) during the year, concluding that there was little opportunity for scalable growth in the future and that the business currently carried on by BOSI would merge, pursuant to a court process, into Bank of Scotland plc.  This announcement followed the closure earlier in the year of BOSI’s retail and intermediary business in Ireland, including all 44 Halifax retail branches.

The merger completed on 31 December 2010 at which point BOSI ceased to exist and its banking licence was relinquished.  Bank of Scotland plc will utilise its extensive operational and management capability, including general and credit management, oversight and control, within the UK in relation to the Irish portfolio.  This will support the efficient rundown of the remaining Irish lending portfolio.

In order to retain local administrative capability, historic knowledge and continuity of customer relationships, Bank of Scotland plc has entered into an agreement with an independent service company which will perform various administrative functions relating to the Irish business.  Under this proposal the majority of BOSI employees have transferred to the service company.

WEALTH AND INTERNATIONAL (continued)

Integration
Wealth and International is making excellent progress with the integration of its businesses with an annual synergies run-rate as at 31 December 2010 of £240 million, substantially achieving the end of 2011 run rate target of £242 million.  The transfer of £50 billion of funds under management from Insight Investment to Scottish Widows Investment Partnership was successfully completed in the first half of 2010 along with the sale of Employee Equity Solutions and Bank of Scotland Portfolio Management Service.  In the second half of 2010 the division successfully completed the integration of its Spanish businesses, while the UK Private Banking, Channel Islands and Wholesale Europe integration programmes are progressing well ensuring Wealth and International is on track to deliver targeted cost savings by the end of 2011.

Financial performance by business unit

Wealth	2010	2009	Change
	£m	£m	%

Net interest income	345	383	(10)
Other income	1,018	1,003	1
Total income	1,363	1,386	(2)
Operating expenses	(1,047)	(1,119)	6
Trading surplus	316	267	18
Impairment	(46)	(71)	35
Share of results of joint ventures and associates	(1)	2
Profit before tax and fair value unwind	269	198	36

Cost:income ratio	76.8%	80.7%
Impairment as a % of average advances	0.48%	0.70%

	As at 31 Dec 2010	As at 31 Dec 2009	Change
Key balance sheet and other items	£bn	£bn	%

Loans and advances to customers	9.1	9.2	(1)
Customer deposits	26.8	23.2	16
Risk-weighted assets	10.4	10.0	4

Profit before tax and fair value unwind increased by 36 per cent to £269 million due to lower costs and lower impairment charges.

Total income decreased by 2 per cent to £1,363 million.  Net interest income decreased by 10 per cent, reflecting continued margin pressure driven by low base rates and a competitive deposit market.  Other income increased by 1 per cent, as growth was constrained by lower asset management fee income following the sale of the external fund management business of Insight Investment in November 2009.

Operating expenses decreased by 6 per cent, driven by cost savings from integration, particularly in the Asset Management business and also include the effect of the sale of Insight Investment.  On a like for like basis, excluding the costs of Insight Investment operating expenses decreased by 1 per cent.

The impairment charge decreased by 35 per cent reflecting strong credit management and improved collections and recoveries processes in 2010.

Customer deposits have increased by £3.6 billion, or 16 per cent, reflecting strong growth in the UK Private Banking business driven by the success of the Reserve savings account.

WEALTH AND INTERNATIONAL (continued)

Funds under management
		As at 31 Dec 2010	As at 31 Dec 2009
		£bn	£bn

	SWIP:
	Internal	118.2	111.7
	External	28.0	30.0
		146.2	141.7
	Other Wealth:
	St James’s Place	27.0	21.4
	Invista Real Estate	5.3	5.4
	Private and International Banking	13.5	15.6
	Closing funds under management	192.0	184.1

		Year ended 31 Dec 2010	Year ended 31 Dec 2009
		£bn	£bn
	Opening funds under management	184.1	244.9
	Inflows:
SWIP and Insight	– internal	2.0	7.1
	– external	8.9	33.1
	Other	6.7	4.1
		17.6	44.3
	Outflows:
SWIP and Insight	– internal	(5.6)	(6.8)
	– external	(13.3)	(26.4)
	Other	(5.1)	(4.0)
		(24.0)	(37.2)
	Investment return, expenses and commission	15.1	16.4
	Net operating increase (decrease) in funds1	8.7	23.5
	Sale of Insight and Bank of Scotland Portfolio Management Service2	(0.8)	(84.3)
	Closing funds under management	192.0	184.1

1	Includes Insight Investment’s external fund management business up to disposal on 2 November 2009.
2	Insight Investments was sold on 2 November 2009. The Bank of Scotland Portfolio Management Service business was transferred to Rathbone Brothers Plc over the course of 2010.

Funds under management of £192.0 billion increased by £7.9 billion.  Net outflows of £6.4 billion reflect an exceptional withdrawal from a single institutional investor in SWIP, partially offset by strong net inflows in St. James’s Place plc.  Increases in global equity values, particularly in the second half of 2010, increased funds under management by a further £15.1 billion.

In October 2010, Invista Real Estate announced that its contracts to manage the Group's funds had been terminated on 12 months notice and that these contracts, representing £2.4 billion of Invista's total funds under management, will be managed in future by SWIP.  Invista Real Estate has commenced an orderly realisation of its assets, including the remaining investment management business, and plans to return the proceeds of these realisations to shareholders.

WEALTH AND INTERNATIONAL (continued)

International	2010	2009	Change
	£m	£m	%

Net interest income	831	834
Other income	142	125	14
Total income	973	959	1
Operating expenses	(489)	(425)	(15)
Trading surplus	484	534	(9)
Impairment	(5,942)	(4,007)	(48)
Share of results of joint ventures and associates	(7)	(23)	70
Loss before tax and fair value unwind	(5,465)	(3,496)	(56)

Cost:income ratio	50.3%	44.3%
Impairment as a % of average advances	10.30%	6.99%

	As at 31 Dec 2010	As at 31 Dec 2009	Change
Key balance sheet and other items	£bn	£bn	%

Loans and advances to customers	46.2	54.3	(15)
Customer deposits	6.0	5.8	3
Risk-weighted assets	48.3	53.2	(9)

Loss before tax and fair value unwind increased by £1,969 million to £5,465 million due to a higher impairment charge, reflecting an increase of £1,315 million in Ireland and £513 million in Australia.
Total income increased by 1 per cent, but was 7 per cent lower in constant currency. This reflects lower interest earning assets and the increased strain of higher impaired assets, partly offset by additional income on the £7 billion European loan portfolio transferred from Wholesale division in the second half of 2009.

Operating expenses increased by 15 per cent, partially due to foreign exchange movements.  In constant currency, operating expenses increased by 12 per cent reflecting the development of International’s deposit taking operation in Germany, increased risk management resources to manage impaired asset portfolios in Ireland and Australia and costs associated with the closure of the Irish business.

WEALTH AND INTERNATIONAL (continued)

The impairment charge and loans and advances to customers are summarised by key geography in the following table.
	Impairment charge		Loans and advances to customers

	2010	2009	As at 31 Dec 2010	As at 31 Dec 2009
	£m	£m	£bn	£bn

Ireland	4,264	2,949	19.6	25.0
Australia	1,362	849	12.3	13.0
Wholesale Europe	210	129	6.9	8.5
Latin America/Middle East	97	69	0.6	0.6
Netherlands	9	11	6.8	7.2
	5,942	4,007	46.2	54.3

The impairment charge increased by £1,935 million, or 48 per cent, to £5,942 million due to increased impairment charges in Ireland, particularly in the last quarter of 2010 as a result of downward revisions in the Group's Irish economic assumptions, and increased impairment charges in Australia as a result of significant contractions in liquidity in regional property markets to which the Group has exposure in the second half of 2010.

The lower credit in respect of the fair value unwind reflects the unwind profile of the original fair value adjustment which anticipated a peak in the impairment charge in 2009 based on a faster economic recovery in Ireland than is now being experienced.

Balance sheet progress
Loans and advances to customers decreased by £8.1 billion or 15 per cent, to £46.2 billion due to net repayments of £4.1 billion across all businesses and higher impairment provisions, partly offset by an increase due to foreign exchange movements of £1.1 billion.  The division is focused on de-risking and right-sizing the balance sheet, focusing on key Group relationships, as well as reducing concentrations in Commercial Real Estate.  In the International businesses, drawn exposures in local currency have decreased with limited new business written within a tightened risk appetite that has been applied across the division since early 2009.

Customer deposits increased by £0.2 billion, or 3 per cent, to £6 billion with a strong performance in Bank of Scotland Germany, which has now raised over €4 billion of deposits since its launch in January 2009, offset by a fall in customer deposits in Ireland following the closure of the division’s Irish retail business.

Non-core operations
Consistent with the division's strategic approach to maximising value in the medium term, a number of businesses are considered to be non-core, predominately the remaining Irish lending portfolio.  As at 31 December 2010, non-core businesses included loans and advances to customers of £37.2 billion (2009: £44.3 billion), risk weighted assets of £35.0 billion (2009: £40.1 billion) and customer deposits of £0.3 billion (2009: £3.7 billion).  In 2010, these non-core operations contributed income of £657 million (2009: £744 million) and an impairment charge of £5,767 million (2009: £3,889 million).

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INSURANCE

	2010	2009	Change
	£m	£m	%

Net interest income	(263)	(287)	8
Other income	2,814	2,944	(4)
Total income	2,551	2,657	(4)
Insurance claims	(542)	(637)	15
Total income, net of insurance claims	2,009	2,020	(1)
Operating expenses	(854)	(974)	12
Share of results of joint ventures and associates	(10)	(22)	55
Profit before tax and fair value unwind	1,145	1,024	12
Fair value unwind	(43)	(49)	12
Profit before tax	1,102	975	13

Profit before tax and fair value unwind – before impact of PPI new business closure	1,215	1,024	19
Other income – impact of PPI new business closure	(70)	–
Profit before tax and fair value unwind	1,145	1,024	12

Profit before tax and fair value unwind by business unit
Life, Pensions and Investments:
Before impact of PPI new business closure	753	617	22
PPI new business closure	(70)	–
UK business	683	617	11
European business	110	75	47
General Insurance	372	367	1
Other1	(20)	(35)	43
Profit before tax and fair value unwind	1,145	1,024	12

EEV new business margin2	3.5%	2.5%
Life, Pensions and Investments sales (PVNBP)	10,828	13,519	(20)

1
Includes certain Group and divisional costs and income not allocated to business units, as well as the division’s share of results of joint ventures and associates.  2010 includes a gain on disposal of £13 million from the sale of the Group’s joint venture investment in esure.

2	Further detail of the EEV results is shown on pages 145 to 148.

INSURANCE (continued)

Key highlights

•	Profit before tax increased by 13 per cent to £1,102 million, compared to £975 million in 2009.

•
Profit before tax and fair value unwind increased by 19 per cent, to £1,215 million, before a non-recurring charge of £70 million in respect of the Group’s decision to cease writing new payment protection insurance (PPI) business.

•
Other income decreased 4 per cent to £2,814 million largely resulting from the decrease in PPI income as a result of the Group’s decision to cease writing payment protection business, partially off-set by improved new business income and the higher than expected return from improved investment markets.

•
Total income, net of insurance claims decreased by £11 million to £2,009 million, primarily reflecting lower PPI income and claims arising from the freeze events in 2010, which are offset by reduced payment protection insurance claims and improved investment markets.

•	Operating expenses decreased by 12 per cent or £120 million to £854 million due to a continued focus on cost management and delivery of integration synergies.

•	Good progress continues to be made on integration, including the launch of a single bancassurance proposition in June 2010.

•
LP&I UK sales of £10,316 million (PVNBP) reduced by 20 per cent.  The reduction in sales is largely due to the withdrawal of certain lower return HBOS legacy products in the second half of 2009 as the business continued to focus on value over volume and a change in mix towards protection products which, although more profitable, result in relatively lower PVNBP.  An improvement in investment market conditions resulted in a reduction in sales of capital protected products.

•
LP&I UK margins increased to 3.7 per cent from 2.6 per cent in 2009.  The improved margin reflects strategic choices made in respect of product and channel propositions as the legacy businesses are integrated in order to focus on value.  The IRR on new business continues to improve and was in excess of 15 per cent in the year.

•
General Insurance profits increased by 1 per cent to £372 million primarily due to improved unemployment claims experience and integration synergies after taking account of continuing lower income resulting from ceasing to write new PPI business and claims related to the freeze events in 2010.

•	Capital management initiatives resulted in £2.3 billion mitigation of the potential impact of Basel III.

INSURANCE (continued)

Strategic vision
The insurance division’s strategic vision is to be recognised as the leading insurance business by its customers, the Group’s shareholders and staff.  The division has four strategic objectives to achieve its vision:

•	complete the integration of the businesses;

•	continue to strengthen its leading brands and grow sales profitably in its targeted markets;

•	enhance the capital management and operational efficiency of existing and future business; and

•	utilise the Group’s strengths in distribution and asset management.

Progress against strategic initiatives

Integrating the business
The integrations of the legacy Life, Pensions and Investments businesses and the legacy General Insurance businesses have continued to progress well.  The division achieved run-rate synergies of £197 million by the end of 2010 and is on track to deliver run-rate synergies of £239 million by the end of 2011.

In the Life, Pensions and Investments UK business good progress was made in integrating the legacy distribution functions in both the Intermediary and Bancassurance channels.  Following the integration of the Scottish Widows and Clerical Medical intermediary sales forces in July 2009, a single Bancassurance proposition was launched in June 2010.

In the General Insurance business an integrated supply chain model was implemented and includes the introduction of personal claims consultants, across all brands, since July 2010.

Sustainable growth
The UK Life, Pensions and Investments business continues to make excellent progress in improving the profitability of the combined product set.  Certain low returning products sold through the HBOS heritage channels have been discontinued and replaced with products providing an improved customer proposition, and enhanced shareholder value.  The decision to change the mix of business from investment to protection products, while resulting in higher margins has contributed relatively lower PVNBP due to the premium size, with PVNBP in the UK business decreasing by 20 per cent.  However the focus on value has resulted in strong increases in new business profits, new business margins and internal rates of return.

This focus on value over volume will continue, establishing a realistic base from which to continue to grow a business that is both profitable and focused on meeting customer needs.

In General Insurance, the combined ratio improved from 83 per cent to 79 per cent. Home insurance delivered a resilient underwriting performance in the year.  Adverse weather conditions at the beginning and end of the year impacted the performance of the home book, however this was partially mitigated by improvements made to the efficiency of the claims processes.

Capital management and operational efficiency
Managing the use of the Group’s capital remains a key objective of the business.  Significant work has been undertaken to optimise the Insurance division’s contribution to Group capital and in 2010 this resulted in £2.3 billion mitigation of the potential impact of Basel III.  The Insurance division remains well capitalised as assessed via the Insurance Groups Directive (IGD) regulatory measure of surplus capital.  The division is progressing its plans to achieve Solvency II compliance.

The Insurance division continues to focus on cost reduction with costs decreasing by 12 per cent in 2010.  Efficiencies have been achieved without compromising the quality of customer service and customer satisfaction scores have remained robust across the division.

INSURANCE (continued)

Leveraging distribution and asset management
An integrated Life, Pensions and Investments UK Bancassurance proposition was launched in June 2010.  The proposition draws on product design and customer service expertise from the two heritages in order to establish a consistent base from which to further leverage the scale of the Group’s Bancassurance operation.

Life, Pensions and Investments

UK Business
		2010	2009	Change
		£m	£m	%

	Net interest income	(227)	(273)	17
	Other income	1,408	1,474	(4)
	Total income	1,181	1,201	(2)
	Operating expenses	(498)	(584)	15
	Profit before tax and fair value unwind	683	617	11

	Profit before tax and fair value unwind – before impact of PPI new business closure	753	617	22
	Other income – impact of PPI new business closure	(70)	–	–
	Profit before tax and fair value unwind	683	617	11

	Profit before tax and fair value unwind by business unit
New business profit:	Insurance business1	332	328	1
	Investment business1	(65)	(196)	67
	Total new business profit	267	132	102
	Existing business profit	464	431	8
	Experience and assumption changes	22	54	(59)
	Profit before tax and fair value unwind – before impact of PPI new business closure	753	617	22
	Other income – PPI new business closure	(70)	–
	Profit before tax and fair value unwind	683	617	11

	EEV new business margin (UK)	3.7%	2.6%
	Life, Pensions and Investments sales (PVNBP)	10,316	12,973	(20)

1
As required under IFRS, products are split between insurance and investment contracts depending on the level of insurance risk contained. For insurance contracts, the new business profit includes the net present value of profits expected to emerge over the lifetime of the contract, including profits anticipated in periods after the year of sale; for investment contracts the figure reflects the profit in the year of sale only, after allowing for the deferral of income and expenses.  Consequently the recognition of profit from investment contracts is deferred relative to insurance contracts.

INSURANCE (continued)

Life, Pensions and Investments UK (LP&I UK) delivered profit growth, before tax and fair value unwind, of £136 million, or 22 per cent, before taking into account the non-recurring £70 million charge from the Group’s decision to cease writing new payment protection business.  After this charge, profit before tax and fair value unwind was £683 million, an increase of 11 per cent compared to 2009.

Total new business profit increased by £135 million, or 102 per cent, to £267 million.  The increase primarily reflects a reduction in initial commission on OEICs sold through the branch network and cost reductions through integration across our sales channels in addition to progress made on product participation choices.

LP&I UK margins on an EEV basis increased to 3.7 per cent in 2010 from 2.6 per cent in 2009.  The improved margin reflects the strategic choices made in respect of product and channel propositions as the legacy businesses have been integrated in order to focus on value.  The IRR on new business was in excess of 15 per cent in the year.

Existing business profit increased by £33 million, or 8 per cent, to £464 million.  This predominantly reflects higher asset values and a higher assumed rate of return following improved market conditions in the second half of 2009.

Profits arising from experience and assumption changes decreased by £32 million to £22 million mainly reflecting the non-recurrence of benefits recognised in 2009, including a liability management gain of £30 million.  During 2010 a review was undertaken into the charging between the funds of Clerical Medical prior to the acquisition of HBOS, giving rise to a charge of £132 million.  Additionally assumptions regarding future maintenance expenses within the Clerical Medical business were aligned to reflect the heritage Lloyds TSB approach, giving rise to a charge of £119 million.  These charges relate to pre-acquisition matters and were largely offset by the release of fair value provisions.

The capital positions of the UK life insurance companies within the Insurance division remain robust.  The estimated Insurance Groups Directive (IGD) capital surplus for both the Scottish Widows and HBOS Insurance groups remained consistent with last year at £1.3 billion and £1.6 billion, respectively.

European business
Profit before tax increased by 47 per cent to £110 million driven largely by experience and assumption changes.  New business sales reflect difficult economic and market conditions in Germany, our main European market.

INSURANCE (continued)

New business
An analysis of the present value of new business premiums for business written by the Insurance division, split between the UK and European Life, Pensions and Investments Businesses is given below:

Analysis by product	UK	Europe	2010 Total	UK	Europe	2009 Total	Change
	£m	£m	£m	£m	£m	£m	%

Protection	574	56	630	519	49	568	11
Payment protection	70	–	70	153	–	153	(54)
Savings and investments	1,617	315	1,932	2,689	312	3,001	(36)
Individual pensions	1,606	141	1,747	2,275	185	2,460	(29)
Corporate and other pensions	2,750	–	2,750	2,600	–	2,600	6
Retirement income	889	–	889	887	–	887	–
Managed fund business	177	–	177	146	–	146	21
Life and pensions	7,683	512	8,195	9,269	546	9,815	(17)
OEICs	2,633	–	2,633	3,704	–	3,704	(29)
Total	10,316	512	10,828	12,973	546	13,519	(20)

Analysis by channel
Bancassurance	4,432	–	4,432	6,997	–	6,997	(37)
Intermediary	5,365	512	5,877	5,639	546	6,185	(5)
Direct	519	–	519	337	–	337	54
Total	10,316	512	10,828	12,973	546	13,519	(20)

The present value of new business premiums reduced by 20 per cent, to £10,828 million.  This largely reflects the withdrawal in 2009 of certain HBOS legacy products with lower returns.

In the Bancassurance channel the reduction reflects the removal from sale of an HBOS guaranteed investment plan sold in 2009 and, since the integrated bancassurance proposition was launched in June 2010, a change in mix away from savings products towards more profitable protection business in line with the legacy Lloyds TSB strategy.  Sales of OEICs have been further adversely affected by a reduction in the volume of capital protected products given improved investment markets.  However, sales of protection products have increased by 11 per cent and the aggregate new business margin has increased.

Within the intermediary channel the reduction in volumes primarily reflects the withdrawal of low returning HBOS individual pension products, partly offset by an increase in sales of the on-going Retirement Account pension product and strong sales of corporate pensions.

INSURANCE (continued)

Funds under management
The table below shows the funds of the Life, Pensions and Investment companies within the Insurance division.  These funds are predominantly managed within the Group by the Wealth and International division.

	2010	2009
	£bn	£bn

Opening funds under management	122.1	113.7

UK business
Premiums	11.2	12.2
Claims and surrenders	(14.9)	(13.2)
Transfers related to the sale of Insight Investment	–	(3.3)
Net outflow of business	(3.7)	(4.3)
Investment return, expenses and commission	10.5	12.3
Other movements1	4.3	–
Net movement	11.1	8.0

European business
Net movement	0.4	0.6

Dividends and capital repatriation	(0.5)	(0.2)

Closing funds under management	133.1	122.1

Managed by the Group	109.3	102.4
Managed by third parties	23.8	19.7
Closing funds under management	133.1	122.1

1	Other movements in funds under management incorporates alignment changes and the inclusion of managed pension funds.

INSURANCE (continued)

	2010	2009	Change
General Insurance	£m	£m	%

Home insurance
Underwriting income (net of reinsurance)	922	897	3
Commission receivable	75	71	6
Commission payable	(135)	(94)	(44)
	862	874	(1)

Payment protection insurance
Underwriting income (net of reinsurance)	544	731	(26)
Commission receivable	27	13
Commission payable	(318)	(395)	19
	253	349	(28)
Other
Underwriting income (net of reinsurance)	6	8	(25)
Commission receivable	50	69	(28)
Commission payable	(15)	(28)	46
Other (including investment income)	(34)	(6)
	7	43	(84)
Net operating income	1,122	1,266	(11)
Claims paid on insurance contracts (net of reinsurance)	(542)	(637)	15
Operating income, net of claims	580	629	(8)
Operating expenses	(208)	(262)	21
Profit before tax and fair value unwind	372	367	1

Combined ratio	79%	83%

Profit before tax and fair value unwind from General Insurance increased by 1 per cent to £372 million, due primarily to improved unemployment claims experience plus integration synergies after taking account of lower income resulting from ceasing to write new  PPI business and freeze related claims.

Underwriting income for home insurance showed modest growth of 3 per cent to £922 million.  Home commission payable was adversely affected by the alignment of commission arrangements between the legacy businesses during the year.

PPI underwriting income decreased by £187 million, or 26 per cent, to £544 million reflecting the continued impact on new business volumes from the market wide move to monthly premiums in 2009 and the Group’s withdrawal from the payment protection market on 23 July 2010.  Changes in commission payable reflect lower volumes of PPI written during the year.

Claims were 15 per cent lower than 2009 at £542 million reflecting lower unemployment claims experience.  The home book has been particularly affected by the freeze events experienced in January and December 2010.  This has been partly offset by the benefits of ongoing claims processing improvements and integration.

Operating expenses decreased by £54 million, or 21 per cent, to £208 million primarily as a result of the alignment of commission arrangements on home insurance, the delivery of integration savings and a continued focus on cost management.

GROUP OPERATIONS

	2010	20091	Change
	£m	£m	%

Net interest expense	(72)	(69)	(4)
Other income	49	20
Total income	(23)	(49)	53

Direct costs:
Information Technology	(1,209)	(1,254)	4
Operations	(628)	(672)	7
Property	(968)	(983)	2
Procurement	(56)	(57)	2
Support functions	(112)	(116)	3
	(2,973)	(3,082)	4
Result before recharges to divisions	(2,996)	(3,131)	4
Total net recharges to divisions	2,930	2,957	(1)
Share of results of joint ventures and associates	3	3
Loss before tax and fair value unwind	(63)	(171)	63
Fair value unwind	–	22
Loss before tax	(63)	(149)	58

1
2009 comparative figures have been amended to reflect the effect of centralising operations across the Group as part of the integration programme.  To ensure a fair comparison of 2010 performance, 2009 direct costs have been increased with an equivalent offsetting increase in recharges to divisions.

Financial performance
2010 direct costs decreased by £109 million, or 4 per cent, to £2,973 million reflecting the continued focus on cost management and the delivery of integration synergy savings.

Information Technology costs decreased by 4 per cent, with integration savings offsetting inflationary rises.

Operations costs decreased by 7 per cent, through the continuing rationalisation of our major Operations functions and lower charges in respect of joint ventures.

Group Property costs decreased by 2 per cent, with the continuing consolidation of the heritage property portfolios delivering further integration benefits.

Procurement costs decreased by 2 per cent, reflecting the effect of negotiated lower third party costs on centrally managed contracts.  In addition, Procurement has helped to deliver Group wide synergies.

Support function costs decreased by 3 per cent, primarily driven by the completion of payments filtering investment in 2009.  Underlying support function costs increased largely as a result of further strengthening of the Risk function in line with increasing regulatory requirements.

CENTRAL ITEMS

	2010	2009
	£m	£m

Net interest expense	(823)	(815)
Other income	398	1,780
Total income	(425)	965
Operating expenses	(107)	(294)
Trading surplus	(532)	671
Share of results of joint ventures and associates	2	(1)
Profit before tax and fair value unwind	(530)	670
Fair value unwind	(1,446)	(2,119)
Loss before tax	(1,976)	(1,449)

Central items include income and expenditure not recharged to the divisions, including the costs of certain central and head office functions and the financial impact of hedge ineffectiveness.

Total income decreased by £1,390 million to £(425) million primarily due to a £1,045 million reduction in liability management gains, together with a £193 million increase in the mark-to-market losses arising from the equity conversion feature of the Group's Enhanced Capital Notes and a £131 million reduction in the gain on other derivatives which cannot be mitigated through hedge accounting.

Liability management gains arose on transactions undertaken in both 2009 and 2010 as part of the Group's management of capital which exchanged certain debt securities for ordinary shares or other debt instruments.  These transactions resulted in a gain of £423 million in 2010 compared to a gain of £1,498 million in 2009 (of which £1,468 million is reflected in Central items).  The fair value of the equity conversion feature of the Group’s Enhanced Capital Notes decreased by £620 million in 2010 compared to a decrease of £427 million in 2009.

Net interest expense was broadly unchanged at £823 million, but included higher capital and wholesale liquidity funding costs of £601 million (2009: £260 million) not recovered from the divisions, with the increase primarily due to higher wholesale market funding spreads and the Group's decision to accelerate its wholesale funding in 2010.  This has been offset by improved net interest from interest rate risk management activities compared to 2009.

Operating expenses reduced by £187 million to £107 million due to lower professional fees and other costs associated with capital transactions and projects.

Fair value unwind improved by £673 million to £(1,446) million primarily due to the effect of the liability management transactions leading to a reduced amortisation rate.  Gains on liability management transactions included accelerated fair value amortisations.

ADDITIONAL INFORMATION ON A COMBINED BUSINESSES BASIS

1.         Basis of preparation of combined businesses information

Comparisons of results on a statutory basis are of limited benefit due to a number of factors.  In order to provide more meaningful and relevant comparatives, the results of the Group and divisions are presented on a 'combined businesses' basis.  The key principles adopted in the preparation of the combined businesses basis of reporting are described below.

•	In order to reflect the impact of the acquisition of HBOS, the following adjustments have been made:

–	the 2009 results assume HBOS had been owned throughout the year;

–	the gain on acquisition of HBOS (in 2009) and amortisation of purchased intangible assets have been excluded; and

–	the unwind of acquisition-related fair value adjustments is shown as one line in the combined businesses income statement.

•	In order to present better the underlying business performance the following items, not related to acquisition accounting, have also been excluded:

–	integration costs;

–	insurance and policyholder interests volatility;

–	the Government Asset Protection Scheme (GAPS) fee paid in 2009;

–	goodwill impairment;

–	the curtailment gain in respect of the Group’s defined benefit pension schemes;

–	the customer goodwill payments provision; and

–	loss on disposal of businesses.

1.         Basis of preparation of combined businesses information (continued)

The tables below set out a reconciliation from the published statutory results to the combined businesses results:

		Removal of:
2010	Lloyds Banking Group statutory	Acquisition related items, including pension curtailment gain1	Volatility arising in insurance businesses	Insurance gross up	Customer goodwill payments provision and loss on disposal of businesses	Fair value unwind	Combined businesses
	£m	£m	£m	£m	£m	£m	£m

Net interest income	12,546	–	26	949	–	301	13,822
Other income	30,921	–	(332)	(19,162)	–	(1,263)	10,164
Total income	43,467	–	(306)	(18,213)	–	(962)	23,986
Insurance claims	(18,511)	–	–	17,967	–	2	(542)
Total income, net of insurance claims	24,956	–	(306)	(246)	–	(960)	23,444
Costs:
Operating expenses	(13,068)	1,320	–	246	500	74	(10,928)
Impairment of tangible fixed assets	(202)	52	–	–	–	–	(150)
	(13,270)	1,372	–	246	500	74	(11,078)
Trading surplus (deficit)	11,686	1,372	(306)	–	500	(886)	12,366
Impairment	(10,952)	–	–	–	–	(2,229)	(13,181)
Share of results of joint ventures and associates	(88)	–	–	–	–	(3)	(91)
Loss on disposal of businesses	(365)	–	–	–	365	–	–
Fair value unwind		–	–	–	–	3,118	3,118
Profit (loss) before tax	281	1,372	(306)	–	865	–	2,212

1	Comprises the pension curtailment gain (£910 million), integration costs (£1,653 million) and the amortisation of purchased intangibles (£629 million).

1.         Basis of preparation of combined businesses information (continued)

			Removal of:
2009	Lloyds Banking Group statutory	Pre- acquisition results of HBOS	GAPS fee and acquisition related items1	Volatility arising in insurance businesses	Insurance gross up	Fair value unwind	Combined businesses
	£m	£m	£m	£m	£m	£m	£m

Net interest income	9,026	243	–	11	1,280	2,166	12,726
Other income	36,271	(1,123)	–	(479)	(21,659)	(1,135)	11,875
Total income	45,297	(880)	–	(468)	(20,379)	1,031	24,601
Insurance claims	(22,019)	1,349	–	–	20,318	(285)	(637)
Total income, net of insurance claims	23,278	469	–	(468)	(61)	746	23,964
Operating expenses	(15,984)	(293)	4,589	–	61	18	(11,609)
Trading surplus (deficit)	7,294	176	4,589	(468)	–	764	12,355
Impairment	(16,673)	(456)	–	–	–	(6,859)	(23,988)
Share of results of joint ventures and associates	(752)	–	–	(10)	–	(5)	(767)
Gain on acquisition	11,173	–	(11,173)	–	–	–	–
Fair value unwind		–	–	–	–	6,100	6,100
Profit (loss) before tax	1,042	(280)	(6,584)	(478)	–	–	(6,300)

1
Comprises the Government Asset Protection Scheme fee (£2,500 million), integration costs (£1,096 million), amortisation of purchased intangibles (£753 million), goodwill impairment (£240 million) and the gain on acquisition (£11,173 million).

2.         Banking net interest margin
	2010	2009
	£m	£m

Banking net interest margin
Banking net interest income	13,386	11,953

Average interest-earning assets	637,386	674,246
Average interest-bearing liabilities	352,701	347,180

Banking net interest margin	2.10%	1.77%
Banking asset margin	1.56%	1.11%
Banking liability margin	0.97%	1.28%

Banking net interest income is analysed for asset and liability margins based on interest earned and paid on average assets and average liabilities respectively, adjusted for Funds Transfer Pricing, which prices intra-group funding and liquidity.  Centrally held wholesale funding costs and related items are included in the Group banking asset margin.

Average interest-earning assets and average interest-bearing liabilities relate solely to customer and product balances in the banking businesses on which interest is earned or paid.  Funding and capital balances including debt securities in issue, subordinated debt, repurchase agreements and shareholders’ equity are excluded from the calculation of average interest-bearing liabilities.  However, the cost of funding these balances allocated to the banking businesses is included in banking net interest income.

A reconciliation of banking net interest income to Group net interest income which shows the items excluded in determining banking net interest income follows:

	2010	2009
	£m	£m

Banking net interest income – combined businesses	13,386	11,953
Insurance division	(263)	(287)
Other net interest income (including trading activity)	699	1,060
Group net interest income – combined businesses	13,822	12,726

Fair value unwind	(301)	(2,166)
Insurance gross up	(949)	(1,280)
Volatility arising in insurance businesses	(26)	(11)
Pre-acquisition results of HBOS plc	–	(243)
Group net interest income – statutory	12,546	9,026

3. Integration costs and benefits

The Group remains on target to deliver annualised cost savings from synergies and other operating efficiencies of £2 billion by the end of 2011.

The sustainable run-rate synergies achieved as at 31 December 2010 totalled £1,379 million excluding a number of one-off savings.  The table below analyses the run-rate synergies as at 31 December 2010 by division and the 2011 target run-rate of £2 billion.

	2010			2011
	Synergy run-rate as at 31 Dec 2010 £m	Allocation of Group Operations run-rate to divisions £m	Run-rate by market facing division £m	Target run-rate by market facing division £m

Retail	301	228	529	867
Wholesale	248	111	359	532
Wealth and International	233	7	240	242
Insurance	167	30	197	239
Group Operations	393	(393)	–	–
Central items	37	17	54	120
Total	1,379	–	1,379	2,000

Savings to date continue to be driven largely from role reductions resulting from deployment of the new Group organisation design adopting the Lloyds TSB approach.  The overwhelming majority of role reductions have been achieved through re-deployment, natural turnover and voluntary redundancy.  In addition the Group has exited 79 non-branch properties during 2010, bringing the total to 162 since the start of the integration programme.

Procurement benefits in 2010 were also significant at £236 million and supplier negotiations resulted in over 90 per cent of Group expenditure being consolidated within our top 1,000 suppliers.

The software build of the Integrated IT Platform was completed in the first half of 2010 and following extensive testing largely implemented by the end of 2010 and is now live and operational for most Lloyds TSB processes and transactions.  Roll out of the Lloyds TSB counter system across Halifax and Bank of Scotland branches commenced in late 2010 and will complete during the first half of 2011.  Similarly HBOS ATMs are being migrated and the Group’s target mortgage sales platform rolled out to mortgage sales advisers creating a single platform for mortgage sales.

Product and channel systems are being integrated and harmonised where required and this will continue through the first half of 2011 in parallel with a detailed and rigorous programme of testing in preparation for customer data migration from HBOS systems to the single IT platform by the end of 2011.

3. Integration costs and benefits (continued)

Integration activities have continued at pace over 2010 with delivery being wide ranging and spanning Group activities. Examples include the rollout of the Lloyds TSB model of day time cash deliveries to Halifax and Bank of Scotland branches; implementation of an improved online mortgage application process for mortgage brokers; delivery of a single scalable secure Internet Banking platform; launch of an integrated product proposition for our market leading Bancassurance business; migration of Asset Finance Lex customer and Bank of Scotland dealer finance books onto a single platform; and harmonisation of our loss notification and loss adjusting service processes for household insurance within our General Insurance business.

Total cost reductions from synergies of £1,361 million achieved in the year against the integration baseline and in line with target include other operating efficiencies and one-off savings which are excluded from the reported run rate synergies.  The total cost reductions relate primarily to reductions in colleague numbers, procurement and IT savings.

One-off integration costs of £1,653 million were incurred in 2010 which have been excluded from the combined businesses results.  This brings the total integration costs since the HBOS acquisition to £2,749 million.  The integration costs relate to severance, IT and business costs of implementation.  The severance provisions are for 26,000 role reductions announced to the end of 2010 of which 22,000 have been achieved to date.

4.	Impairment charge
	2010	2009
	£m	£m
Retail:
Secured	292	789
Unsecured	2,455	3,432
Total Retail	2,747	4,221
Wholesale	4,226	14,031
Wealth and International	5,985	4,058
Impairment charge on loans and advances to customers	12,958	22,310
Loans and advances to banks	(13)	(3)
Debt securities classified as loans and receivables	57	992
Available-for-sale financial assets	115	646
Other credit risk provisions	64	43
Total impairment charge	13,181	23,988

Impairment charge on loans and advances to customers as % of average lending:
Retail:
Secured	0.09%	0.23%
Unsecured	8.11%	9.94%
Total Retail	0.74%	1.11%
Wholesale	2.08%	5.92%
Wealth and International	8.90%	6.04%
Total	2.01%	3.25%

5.         Core and non-core business

Non-core portfolios consist of non-relationship assets and liabilities together with assets and liabilities which are outside the Group's current appetite.  An analysis of non-core assets and liabilities and the associated income and impairment charge is shown in the table below.

	Underlying income1	Impairment charge	Loans and advances to customers	Risk weighted assets	Customer deposits
2010	£m	£m	£bn	£bn	£bn

Core portfolios
Retail	10,394	(2,623)	333.1	98.1	235.6
Wholesale	5,540	(1,276)	102.0	127.9	119.4
Wealth and International	1,679	(221)	18.1	23.7	32.5
Insurance	2,009	–	–	–	–
Group Operations & Central items	(251)	–	0.4	15.7	0.9
	19,371	(4,120)	453.6	265.4	388.4
Non-core portfolios
Retail	591	(124)	30.6	11.2	–
Wholesale	3,022	(3,170)	71.2	94.8	4.9
Wealth and International	657	(5,767)	37.2	35.0	0.3
	4,270	(9,061)	139.0	141.0	5.2
Total Group	23,641	(13,181)	592.6	406.4	393.6

	%	%	%	%	%
Core portfolios	82	31	77	65	99
Non-core portfolios	18	69	23	35	1
Total Group	100	100	100	100	100

2009
Core portfolios
Retail	9,386	(3,974)	337.6	115.4	224.1
Wholesale	5,336	(2,187)	108.7	150.6	148.5
Wealth and International	1,601	(189)	19.2	23.1	25.3
Insurance	1,990	–	–	–	–
Group Operations & Central items	(125)	–	0.6	15.5	0.2
	18,188	(6,350)	466.1	304.6	398.1
Non-core portfolios
Retail	388	(253)	33.5	13.2	–
Wholesale	3,573	(13,496)	83.1	135.4	4.9
Wealth and International	744	(3,889)	44.3	40.1	3.7
	4,705	(17,638)	160.9	188.7	8.6
Total Group	22,893	(23,988)	627.0	493.3	406.7

	%	%	%	%	%
Core portfolios	79	26	74	62	98
Non-core portfolios	21	74	26	38	2
Total Group	100	100	100	100	100

1	Net of insurance claims. Excluding liability management gains and the reduction in the fair value of the equity conversion feature of the Group’s Enhanced Capital Notes.

5.	Core and non-core business (continued)

Non-core assets
Non-core portfolios primarily comprise loans and advances to customers.  However, certain portfolios of debt securities, available for sale financial assets and other assets in Wholesale are also considered to be non-core.  The Group's total non-core assets are shown in the table below.

	As at 31 Dec 2010	As at 31 Dec 20091	Change
Non-core assets	£bn	£bn	%

Loans and advances to customers	139.0	160.9	(14)
Debt securities	25.4	31.5	(19)
Available for sale financial assets	22.2	32.0	(31)
Other assets	8.1	11.7	(31)
Total non-core assets	194.7	236.1	(18)

1	Total non-core assets at 31 December 2009 have been reduced by £3.9 billion from the previously presented figure of £240 billion following a reclassification between core and non-core.

6.         Volatility arising in insurance businesses

The Group's statutory profit before tax is affected by insurance volatility, caused by movements in financial markets, and policyholder interests volatility, which primarily reflects the gross up of policyholder tax included in the Group tax charge.

During 2010, the Group's statutory profit before tax included positive insurance and policyholder interests volatility of £306 million compared to positive volatility of £478 million in 2009 primarily reflecting the more significant improvements in financial markets in 2009.  The volatility in 2010 reflects the strong performance of equity markets, partially offset by lower than expected returns on cash and fixed interest assets.

Volatility comprises the following:
	2010	2009
	£m	£m

Insurance volatility	100	237
Policyholder interests volatility1	216	298
Total volatility	316	535
Insurance hedging arrangements	(10)	(57)
Total	306	478

1	Includes volatility relating to the Group’s interest in St James’s Place.

6.         Volatility arising in insurance businesses (continued)

Insurance volatility
The Group’s insurance businesses have liability products that are supported by substantial holdings of investments, including equities, property and fixed interest investments, all of which are subject to variations in their value.  The value of the liabilities does not move exactly in line with changes in the value of the investments, yet IFRS requires that the changes in both the value of the liabilities and investments be reflected within the income statement.  As these investments are substantial and movements in their value can have a significant impact on the profitability of the Group, management believes that it is appropriate to disclose the division’s results on the basis of an expected return in addition to results based on the actual return.

The expected sterling investment returns used to determine the normalised profit of the business, which are based on prevailing market rates and published research into historical investment return differentials, are set out below:

United Kingdom (Sterling)	2011	2010	2009
	%	%	%

Gilt yields (gross)	3.99	4.45	3.74
Equity returns (gross)	6.99	7.45	6.74
Dividend yield	3.00	3.00	3.00
Property return (gross)	6.99	7.45	6.74
Corporate bonds in unit-linked and with-profit funds (gross)	4.59	5.05	4.34
Fixed interest investments backing annuity liabilities (gross)	4.78	5.30	5.72

The impact on the results due to the actual return on these investments differing from the expected return (based upon economic assumptions made at the beginning of the year) is included within insurance volatility.  Changes in market variables also affect the realistic valuation of the guarantees and options embedded within the With Profits Funds, the value of the in-force business and the value of shareholders’ funds.

The Insurance division experienced positive volatility of £100 million during 2010. This was primarily driven by strong performance on equity and property investments relative to the expected return.  During 2010, equity market values increased by 9 per cent and property returns reached 19 per cent.  Partly offsetting this was lower than expected returns on cash and fixed interest assets.  This benefit is lower than the £237 million positive volatility reported in 2009, as 2009 included significant benefits from reductions in corporate bond spreads, which did not occur in 2010, and greater out-performance of equity markets.

Group hedging arrangements
To protect against further deterioration in equity market conditions, and the consequent negative impact on the value of in-force business on the Group balance sheet, the Group purchased put option contracts in 2009.  These expired in January 2010.  The charge for this option was £7 million.  New protection against significant market falls, using option contracts, was acquired by the Group, financed by selling some upside potential from equity market movements.  There was no initial cost associated with these hedging arrangements. On a mark-to-market valuation basis a loss of £3 million was recognised in relation to these contracts in 2010.  The 2010 option contracts were replaced by the Group in January 2011 with fresh contracts to provide further protection against significant market falls. Again this was financed, at no initial cost, by selling some upside potential from equity market movements.

6.         Volatility arising in insurance businesses (continued)

Policyholder interests volatility
The application of accounting standards results in the introduction of other sources of significant volatility into the pre-tax profits of the life, pensions and investments business.  In order to provide a clearer representation of the performance of the business, and consistent with the way in which it is managed, adjustments are made to remove this volatility from underlying profits.  The effect of these adjustments is separately disclosed as policyholder interests volatility; there is no impact upon profit attributable to equity shareholders over the long term.

The most significant of these additional sources of volatility is policyholder tax.  Accounting standards require that tax on policyholder investment returns should be included in the Group’s tax charge rather than being offset against the related income.  The impact is, therefore, to either increase or decrease profit before tax with a corresponding change in the tax charge.  Over the longer term the charges levied to policyholders to cover policyholder tax on investment returns and the related tax provisions are expected to offset.  In practice timing and measurement differences exist between provisions for tax and charges made to policyholders.  Consistent with the normalised approach taken in respect of insurance volatility, differences in the expected levels of the policyholder tax provision and policyholder charges are adjusted through policyholder interests volatility.  Other sources of volatility include the minorities’ share of the profits earned by investment vehicles which are not wholly owned by the long-term assurance funds.

During the year ended 31 December 2010, the statutory profit before tax in both the Insurance and Wealth and International divisions included credits to other income which relate to the policyholder interests volatility charge of £216 million (2009: policyholder interests volatility charge of £298 million).  Strong market conditions in the latter part of 2010 resulted in increased policyholder tax liabilities and led to a policyholder tax charge of £315 million (2009: £410 million) for the year in the Group’s tax charge.

7.	Number of employees (full-time equivalent)
	2010	2009

Retail	54,235	53,338
Wholesale	18,103	18,496
Wealth and International	8,348	10,503
Insurance	9,767	10,621
Group Operations	18,074	19,047
Central functions	2,871	2,391
	111,398	114,396
Agency staff (full-time equivalent)	(7,168)	(7,252)
Total number of employees (full-time equivalent)	104,230	107,144

RISK MANAGEMENT

The income statement numbers in this section have been presented on a combined businesses basis.

RISK MANAGEMENT APPROACH

The Group’s approach to risk is founded on robust corporate governance practices and a risk management culture which guides the way all employees approach their work, the way they behave and the decisions they make.  The board takes the lead by establishing the ‘tone at the top’ and approving professional standards and corporate values for itself, senior management and other colleagues.  The board ensures that senior management implements strategic policies and procedures designed to promote professional behaviour and integrity.  The board also ensures that senior management implements risk policies and risk appetites that either limit, or where appropriate, prohibit activities, relationships, and situations that could diminish the quality of corporate governance.  All colleagues including the group chief executive are assessed against a balanced scorecard that explicitly includes their risk performance as one component of overall performance.

This board-level engagement, coupled with the direct involvement of senior management in group-wide risk issues at group executive committee level, ensures that issues are escalated on a timely basis and appropriate remediation plans are initiated.  The interaction of the executive and non-executive governance structures relies upon a culture of transparency and openness that is encouraged by senior management.  Key decisions are always taken by more than one person.

The Group uses an enterprise-wide risk management framework for the identification, assessment, measurement and management of risk.  It seeks to maximise value for shareholders over time by aligning risk management with the corporate strategy, assessing the impact of emerging risks from legislation, new technologies or the market, and developing risk tolerances and mitigating strategies.  The framework seeks to: strengthen the Group’s ability to identify and assess risks, aggregate group-wide risks and define the corporate risk appetite, develop solutions for reducing or transferring risk, and where appropriate, exploit risks to gain competitive advantage, thereby seeking to increase shareholder value.

The Group has a conservative business model embodied by a risk culture founded on prudence and accountability, where everyone understands that they are accountable for the risks they take and that the needs of customers are paramount.  The focus has been and remains on building and sustaining long-term relationships with customers, through good and bad economic times.  The approach is supported by a ‘through the cycle’ approach to risk with strong control and monitoring.

The group business risk committee and the group asset and liability committee are chaired by the group chief executive and include all members of the group executive committee.  The aggregate group wide risk profile and portfolio appetite are discussed at these monthly meetings.  The board risk committee, chaired by a non-executive director, comprises other non-executive directors and oversees the Group’s risk exposures.  This second-line-of-defence committee is supported by the chief risk officer, who is independent of the front line business units, is a full member of the group executive committee and reports to the group chief executive.  The chief risk officer regularly informs the board risk committee of the aggregate risk profile and has direct access to the chair and members of the board risk committee.

PRINCIPAL RISKS AND UNCERTAINTIES

Economy
The global economy has continued to recover from the deep recession of 2009, but the recovery is fairly weak by past standards and its continuation is not assured.  Remaining vulnerabilities in the sustainability of public finances and the robustness of banking sectors across the US and Europe have meant that growth there has faltered during 2010 and required monetary policy to be kept highly accommodative for longer than expected at the start of the year. Ireland has required support from the IMF and EU, and other high deficit countries in the Eurozone may do so during 2011.  The US has extended the Bush-era tax cuts, although it is unclear how much stimulus this will provide given the obvious need to tighten fiscal policy significantly in the medium term.  Asia has been growing more strongly, less affected by high levels of private and public sector debt and other strains in its financial system, helping a recovery in exports from competitive European countries and commodity producers.  However, inflation in emerging markets has been rising above desired levels, necessitating increased interest rates, and their economic growth is moderating as a result.

The UK economy grew by 1.4 per cent in 2010, below the long term average of 2.25 per cent. Growth peaked in the first half due to the initial boost from companies beginning to rebuild stocks, and slowed during the second half, with an outright fall in GDP in the fourth quarter.  Consumer confidence has fallen back and house prices have reversed some of their 2009 rise since the third quarter of 2010 and finished the year only slightly lower than at the end of 2009.  Nevertheless, some key drivers of the Group’s performance continued to perform better than expected.  In particular, UK corporate liquidations have been on a falling trend since the third quarter of 2009, improving much earlier than in previous recoveries, and are now almost back to the level at the start of the recession.  Related to that, employment has held up relatively well, falling by much less than in previous recessions and beginning to rise much earlier.  Commercial property prices have now risen by 16 per cent from the trough reached in July 2009 and even though house price rises have fallen back slightly, average prices are still 6 per cent above their trough of April 2009.

The Group’s central scenario is for the modest recovery in the UK to continue – the projection of 1.9 per cent GDP growth in 2011 and 2.4 per cent in 2012 is close to consensus and slightly below the November 2010 forecasts from the Office for Budget Responsibility.  Private and public sector deleveraging, which is expected to suppress economic growth, should be more than offset by a positive contribution from net external trade (reflecting the weakness of sterling), by further rebuilding of stocks by companies and by increased investment.  Public spending cuts may increase unemployment slightly in 2011, but if the economy continues to grow, the private sector should be able to more than offset that impact from 2012.  Corporate insolvencies have already begun to fall as the economy recovers, although further declines will be very slow, limited by the public spending cuts and the weakness of consumer spending. House prices are expected to end 2011 down by 2 per cent on end 2010, and then rise slowly.  Commercial property prices are also expected to fall by 2 per cent during 2011, before rising slowly.  The US recovery is assumed to continue in 2011, and in the Eurozone there is expected to be a wide divergence in 2011 between recovery in the stronger low-deficit countries and the higher deficit countries that will struggle to grow at all. The Irish economy, to which we have exposure, is expected to grow by just 0.5 per cent in 2011. Irish house prices are expected to fall by a further 5 per cent in 2011 before flattening in 2012; commercial property prices are expected to be flat over 2011 and 2012.

Economy (continued)

The risks around this scenario remain skewed to the downside.  Business and consumer confidence remains fragile, and the extent to which simultaneous fiscal tightening across Europe might undermine global and UK growth is unclear.  Contagion from the Irish bail-out to other Eurozone economies could drive further fiscal tightening and worsen the outlook further. Rising commodity prices driven by strong recovery in Asia might fuel a further increase in inflation in the West, prompting short-term interest rates to rise more quickly than anticipated.  Since any shock to growth would also worsen the outlook for both public finances and bank capital and funding, a relatively small initial shock could throw economies onto a much weaker path as governments are forced to tighten fiscal policy even further or financial institutions are constrained in their ability to lend.  A ‘double-dip’ scenario – a second recession following closely the one from which the economy is just emerging – would result in further significant increases in corporate failures and unemployment during 2011-12. In addition, residential and commercial property would suffer a second period of falling prices, tenant defaults would increase and central banks would have limited ability to cushion the downturn.

Liquidity and funding

During 2010 liquidity and funding remained a key area of focus for the Group and the industry as a whole.  Like all major banks, the Group is dependent on confidence in the short and longer term wholesale funding markets; should the Group, due to exceptional circumstances, be unable to continue to source sustainable funding and liquidity where necessary, its ability to fund its financial obligations could be affected.

The Group is reliant on both wholesale funding markets and the legacy Government and central bank facilities to support its balance sheet.  The liquidity and funding challenges facing the Group over the medium term continue to be ensuring sustainable access to wholesale funding markets, and the repayment of Government and central bank facilities.  The combination of a clear focus on right-sizing the balance sheet, continued development of the Group’s customer deposit base, and strategic access to the capital markets will enable the Group to strengthen its funding base while reducing its overall wholesale funding requirement.

The key dependencies on successfully funding the Group’s balance sheet include the continued functioning of the money and capital markets; successful right-sizing of the Group’s balance sheet; the repayment of Government and Central Bank facilities in accordance with the agreed terms; no more than limited further deterioration in the UK’s and the Group’s credit rating; and no significant or sudden withdrawal of deposits resulting in increased reliance on wholesale funding markets.  Additionally, the Group has entered into a number of EU state aid related obligations to achieve reductions in certain parts of its balance sheet by the end of 2014.  The requirement to meet this deadline may result in the Group having to provide funding to support these asset reductions and/or disposals and may also result in a lower price being achieved.

During 2010, the Group further improved the diversification of funding supporting its balance sheet.  Wholesale funding reduced by £27.5 billion whilst customer deposits increased by £11.3 billion, resulting in a more stable liability base.  The customer loan to deposit ratio improved to 154 per cent compared with 169 per cent at 31 December 2009.

At 31 December 2010, the Group’s overall support from legacy Government and central bank facilities totalled £96.6 billion, a reduction of £60.6 billion compared with 31 December 2009.  These facilities have various maturity dates, the last of which is in the fourth quarter of 2012.  The Group’s plan to right size the balance sheet is expected to avoid the necessity to refinance much of this.  Repayment of the remaining amount will be achieved by a combination of customer deposit growth and term wholesale issuance.

	As at 31 Dec 2010	As at 31 Dec 2009
	£bn	£bn

Credit Guarantee scheme	45.4	50.0
Other	51.2	107.2
Total Government and central bank facilities	96.6	157.2

Liquidity and funding (continued)

The Group’s wholesale term funding ratio (wholesale funding with a remaining life of over one year as a percentage of total funding) at 31 December 2010 has been maintained at 50 per cent.

Despite the market disruption as a result of European sovereign risk concerns during 2010, the Group outperformed its term wholesale issuance plans, allowing an accelerated repayment of Government and central bank facilities and thus reducing the on-going reliance on short term funding.  The Group continued to fund itself successfully in the short term money markets, extending the maturity profile of this source of funding.  The Group anticipates that wholesale markets will remain vulnerable to periods of disruption during 2011.  To mitigate the impact of such events, the Group has been actively diversifying its funding sources and investor base.

In June 2010, the FSA introduced a new liquidity framework (Individual Liquidity Adequacy Standards – ILAS) bringing in enhanced systems and controls, quantitative requirements, reporting requirements and stress testing.  As part of the ILAS framework, the FSA has issued an Individual Liquidity Guidance (ILG) to the Group, representing a new regulatory requirement, which was effective from 1 June 2010.  The Group has maintained its liquidity levels above the ILG regulatory minimum since inception.

Late in 2010, the Basel Committee on Banking Supervision refined the details of the Basel III reforms to ensure the strengthening of global liquidity standards.  This supplemented the 2008 published Principles of Sound Liquidity Risk Management and Supervision ('Sound Principles').  These principles have been strengthened by the development of two principal liquidity measures.

The first measure promotes short term resilience of the liquidity profile by ensuring that banks have sufficient high quality liquid assets to meet potential funding outflows in a stressed environment within a one-month period.  This is measured by the Liquidity Coverage Ratio (LCR).  The second promotes resilience over a longer time horizon by requiring for banks to fund their activities with a more stable source of funding on a going concern basis.  This is measured by the Net Stable Funding Ratio (NSFR) which has a time horizon of one year and has been developed to ensure a sustainable maturity structure of assets and liabilities.

The Group welcomes the Basel Committee's Sound Principles.  The introduction of the LCR (January 2015) and NSFR (January 2018) will raise the resilience of banks to potential liquidity shocks and provide the basis for a harmonised approach to liquidity risk management.  At 31 December 2010, the Group's internal calculation of the LCR was 71 per cent and the NSFR was 88 per cent; the guidance issued by the Basel Committee is still subject to final ratification by the EU and the methodology is likely to be refined on the basis of feedback from banks and regulators during the observation period. The actions already announced to right size the balance sheet are expected to ensure compliance with the future minimum standards, which are expected to be 100 per cent for both ratios by their respective effective dates.

Liquidity and funding (continued)

Group funding position
	As at 31 Dec 2010	As at 31 Dec 2009	Change
	£bn	£bn	%

Funding Requirement
Loans and advances to customers1	589.5	625.9	(6)
Loans and advances to banks2	10.5	16.1	(35)
Debt securities	25.7	32.7	(21)
Available-for-sale financial assets – secondary3	25.7	37.7	(32)
Cash balances4	3.6	2.7	33
Funded assets	655.0	715.1	(8)
On balance sheet primary liquidity assets5
Reverse repurchase agreements	7.3	5.3	38
Balances at central banks – primary4	34.5	36.3	(5)
Available-for-sale financial assets – primary	17.3	8.9	94
Held to maturity	7.9	–
	67.0	50.5	33
Other assets6	269.6	261.7	3
Total Group assets	991.6	1,027.3	(3)
Less: Other liabilities6	(229.1)	(223.4)	3
Funding requirement	762.5	803.9	(5)

Funded by
Customer deposits7	382.5	371.2	3
Wholesale funding	298.0	325.5	(8)
Repurchase agreements	35.1	63.1	(44)
Total equity	46.9	44.1	6
Total funding	762.5	803.9	(5)

1	Excludes £3.1 billion (31 December 2009: £1.1 billion) of reverse repurchase agreements.
2
Excludes £15.6 billion (31 December 2009: £15.1 billion) of loans and advances to banks within the insurance businesses and £4.2 billion (31 December 2009: £4.2 billion) of reverse repurchase agreements.

3	Secondary liquidity assets comprise a diversified pool of highly rated unencumbered collateral (including retained issuance).
4	Cash balances and Balances at central banks – primary are combined in the Group's balance sheet.
5	Primary liquidity assets are FSA eligible liquid assets including UK Gilts, US Treasuries, Euro AAA government debt and unencumbered cash balances held at central banks.
6	Other assets and other liabilities primarily include balances in the Group's insurance businesses and the fair value of derivative assets and liabilities.
7	Excluding repurchase agreements of £11.1 billion (31 December 2009: £35.5 billion).

Liquidity and funding (continued)

Group funding by type
	As at 31 Dec 2010	As at 31 Dec 2010	As at 31 Dec 2009	As at 31 Dec 2009
	£bn	%	£bn	%

Deposits from banks1	26.4	3.9	48.6	7.0
Debt securities in issue:1
Certificates of deposit	42.4	6.2	50.9	7.3
Commercial paper	32.5	4.8	35.0	5.0
Medium-term notes2	87.7	12.9	89.7	12.9
Covered bonds	32.1	4.7	28.1	4.0
Securitisation	39.0	5.7	35.8	5.1
	233.7	34.3	239.5	34.3

Subordinated liabilities1	37.9	5.6	37.4	5.4
Total wholesale funding3	298.0	43.8	325.5	46.7
Customer deposits	382.5	56.2	371.2	53.3
Total Group funding4	680.5	100.0	696.7	100.0

1	A reconciliation to the Group’s balance sheet is provided on page 82.
2	Medium term notes include £45.4 billion of funding from the Credit Guarantee scheme.
3	The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated liabilities.
4	Excluding repos and total equity.

Total wholesale funding is analysed by residual maturity as follows:

	As at 31 Dec 2010	As at 31 Dec 2010	As at 31 Dec 2009	As at 31 Dec 2009
	£bn	%	£bn	%

Less than one year	148.6	49.9	161.8	49.7
One to two years	46.8	15.7	48.8	15.0
Two to five years	52.3	17.6	68.7	21.1
More than five years	50.3	16.8	46.2	14.2
Total wholesale funding	298.0	100.0	325.5	100.0

Liquidity and funding (continued)

Term issuance
The stabilisation of the term wholesale markets observed in the first quarter of 2010 and the continued functioning of these markets throughout the year, despite European Sovereign credit concerns, enabled the Group to outperform its term issuance plan for 2010.  The Group has taken advantage of the improved market sentiment by successfully accessing a number of markets, both secured and unsecured.  The table below summarises the Group’s term issuance during 2010. Exceeding term funding plans in 2010 contributed to the acceleration in repaying government and central bank facilities during the year.

	Sterling	US Dollar	Euro	Other currencies	Total
	£bn	£bn	£bn	£bn	£bn

Securitisation	3.5	5.2	2.1	0.7	11.5
Medium-term notes	1.1	3.7	2.7	2.2	9.7
Covered bonds	–	–	3.7	–	3.7
Subordinated liabilities	0.7	2.5	1.3	–	4.5
Private placements¹	4.6	4.6	10.6	0.8	20.6
Total Issuance	9.9	16.0	20.4	3.7	50.0

1	Private placements include structured bonds and term repurchase agreements (repos).

Liquidity portfolio
The table below illustrates the Group’s holding of highly liquid unencumbered assets, which are both on and off balance sheet.  This liquidity is available for deployment at immediate notice, subject to complying with regulatory requirements, and is a key component of the Group’s liquidity management process.

	As at 31 Dec 2010	As at 31 Dec 2009
	£bn	£bn

Primary liquidity1	97.5	88.4
Secondary liquidity2	62.4	62.4
Total	159.9	150.8

1	Primary liquidity is defined as FSA eligible liquid assets (UK Gilts, US Treasuries, Euro AAA government debt; unencumbered cash balances held at central banks).
2	Secondary liquidity comprises a diversified pool of highly rated unencumbered collateral (including retained issuance).

Following the introduction of the FSA’s Individual Liquidity Guidance under ILAS, the Group now manages its liquidity position as a coverage ratio (proportion of stressed outflows covered by primary liquid assets) rather than by reference to a quantum of liquid assets; the liquidity position reflects a buffer over the regulatory minimum.  The Group receives no recognition under ILAS for assets held for secondary liquidity purposes.

Liquidity and funding (continued)

The following tables reconcile figures reported on page 80.

			As at 31 December 2010
	Included in funding analysis (above)	Repos	Fair value and other accounting methods	Balance sheet
	£bn	£bn	£bn	£bn

Deposits from banks	26.4	24.0	–	50.4
Debt securities in issue	233.7	–	(4.8)	228.9
Subordinated liabilities	37.9	–	(1.7)	36.2
Total wholesale funding	298.0	24.0
Customer deposits	382.5	11.1	–	393.6
Total	680.5	35.1

			As at 31 December 2009
	Included in funding analysis (above)	Repos	Fair value and other accounting methods	Balance sheet
Deposits from banks	48.6	27.6	6.3	82.5
Debt securities in issue	239.5	–	(6.0)	233.5
Subordinated liabilities	37.4	–	(2.7)	34.7
Total wholesale funding	325.5	27.6
Customer deposits	371.2	35.5		406.7
Total	696.7	63.1

Credit risk – Group

As at 31 December 2010	Loans and advances to customers	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans
	£m	£m	%	£m	%

Retail	368,981	9,750	2.6	3,096	31.8
Wholesale	187,651	34,514	18.4	15,855	45.9
Wealth and International	66,368	20,342	30.7	10,684	52.5
Hedging and other items	3,378	–	–	–	–
	626,378	64,606	10.3	29,635	45.9
Impairment provisions	(29,635)
Fair value adjustments	(4,146)
Total Group	592,597

As at 31 December 2009
Retail	378,005	11,015	2.9	3,806	34.6
Wholesale	210,934	35,114	16.6	17,179	48.9
Wealth and International	69,402	12,704	18.3	5,003	39.4
Hedging and other items	1,663	–	–	–	–
	660,004	58,833	8.9	25,988	44.2
Impairment provisions	(25,988)
Fair value adjustments	(7,047)
Total Group	626,969

1	Impairment provisions include collective unimpaired provisions.

Impairment charge
	2010	2009	Change
	£m	£m	%

Retail	2,747	4,227	35
Wholesale	4,446	15,683	72
Wealth and International	5,988	4,078	(47)
Total impairment charge	13,181	23,988	45

European sovereign exposures
As at 31 December 2010, the Group had, in aggregate, minimal direct exposure to the national and local governments of Portugal, Ireland, Italy, Greece and Spain.

Credit risk – Group (continued)

Overview

•
The Group achieved a significant reduction in the impairment charge in 2010 to £13,181 million (from £23,988 million in 2009), due to the stabilisation of the wholesale portfolios and good retail affordability and performance.  Improvements in Wholesale and Retail more than offset increased impairment charges in Ireland and Australia, caused by difficult market conditions.

•
Prudent, ‘through the cycle’ credit policies and procedures are in place throughout the Group, focusing on development of enduring client relationships.  This resulted in higher quality new business being originated across the UK.  Very little new origination took place outside the UK.

•
The Group’s level of impairment is being managed successfully in the current challenging economic environment by the Wholesale business support units and Retail collection and recovery units.  The business support model has been expanded from Wholesale across Wealth and International division, with a central team established to manage its business support activity globally.  The Group has also strengthened resources within Retail collections and recoveries to enable more timely engagement with customers experiencing difficulties to drive more effective customer outcomes.

•
The Group actively reduced limits to Portugal, Ireland, Italy, Greece and Spain over the last two years, with the associated country risk profile modest in the context of the Group’s asset base.  Except for Ireland, the 2011 base case impairment forecast for these countries is de-minimis in the context of the Group.

•
The closure of our Bank of Scotland (Ireland) Limited business was completed on the 31 December 2010 and a new operating structure came into existence, focused on intensive management of the closed book to optimise the winding up of our lending.

Outlook – Group
Based on its latest economic assumptions, as set out on page 75, the Group expects an improved impairment charge in 2011 compared with 2010.

While the second half of 2010 has seen most countries exiting from recession, forecasts are that the UK recovery will continue to be at a modest pace and is likely to be protracted.  The risks to the impairment charge remain skewed to the downside across all lending businesses.  In the UK, business and consumer confidence remain fragile and the extent to which simultaneous fiscal tightening might undermine global and UK growth is unclear.  Contagion from the Irish bail-out to other Eurozone economies could drive further fiscal tightening and worsen the outlook further.  Rising commodity prices driven by strong recovery in Asia might fuel a further increase in inflation, prompting short-term interest rates to rise more quickly than anticipated. Potential interest rate rises, public spending cuts and reduced consumer spending could cause cash flow stress and higher levels of default amongst mid-market corporates and Commercial customers, in particular.  In addition, in our commercial real estate book, any deterioration in the economy could increase the level of tenant defaults and reduce capital values further from an already depressed level, particularly in the regions. Further significant falls in house prices, real disposable household income or increasing interest rates, would result in a higher secured retail impairment charge relative to current expectations.

A ‘double-dip’ scenario – a second recession following closely the one from which the economy is just emerging – remains a key downside risk to UK impairment charges.  This is because it would result in further significant increases in corporate failures and unemployment during 2011-12, as well as causing a second period of falling prices for residential and commercial property, tenant defaults would increase and central banks would have limited ability to cushion the downturn.  Together, these factors could lead to increased impairments across the Group’s UK portfolios.

The Group’s exposure to Ireland and Australia is being closely managed.  In post bail-out Ireland, the fragility of the economy and political system could cause further credit quality deterioration within our closed book.  Australia, while benefiting from a commodities export boom, continues to be affected by deteriorating property markets in the geographic areas and property classes where the Group is exposed.  Base rate increases are an additional threat to affordability in our Australian property and acquisition finance books.
Credit risk – Retail
As at 31 December 2010	Loans and advances to customers	Impaired loans	Impaired loans as a % of closing loans and advances	Impairment provisions1	Impairment provisions as a % of impaired loans
	£m	£m	%	£m	%

Secured	341,069	6,769	2.0	1,589	23.5
Unsecured	27,912	2,981	10.7	1,507	50.6
Total gross lending	368,981	9,750	2.6	3,096	31.8
Impairment provisions	(3,096)
Fair value adjustments	(2,154)
Total Retail	363,731

As at 31 December 2009
Secured	345,900	7,196	2.1	1,693	23.5
Unsecured	32,105	3,819	11.9	2,113	55.3
Total gross lending	378,005	11,015	2.9	3,806	34.6
Impairment provisions	(3,806)
Fair value adjustments	(3,141)
Total Retail	371,058

1	Impairment provisions include collective unimpaired provisions.

	As at 31 Dec 2010	As at 31 Dec 2009
	£m	£m

Secured
Mainstream	265,368	270,069
Buy to let	46,356	44,236
Specialist	29,345	31,595
	341,069	345,900
Unsecured
Credit cards	11,207	12,301
Personal loans	13,881	16,940
Bank accounts	2,624	2,629
Others, including joint ventures	200	235
	27,912	32,105
Total Retail gross lending	368,981	378,005

Credit risk – Retail (continued)

Overview
•	The Retail impairment charge was £2,747 million in 2010, a decrease of £1,480 million, or 35 per cent, from 2009.

•
The decrease in the Retail impairment charge was driven primarily by the improved quality of new business and effective portfolio management, combined with a continuing slow recovery of the economy.  The Retail impairment charge for loans and advances to customers, as a percentage of average loans and advances to customers, decreased to 0.74 per cent from 1.11 per cent in 2009.

•	New lending quality continues to be good, with subsequent early arrears at pre-recessionary levels.

•
Average loan-to-value on new mortgage lending in the year was 60.9 per cent (59.3 per cent for 2009) while the average indexed loan-to-value on the mortgage portfolio was 55.6 per cent (54.8 per cent at 31 December 2009) consistent with a modest net fall in house prices since December 2009.

•	Overall volume of customers entering arrears in 2010 compared to 2009 was lower for unsecured lending and flat for secured lending. Secured early arrears balances increased in the second half of 2010.

Impairment charge
	2010	2009	Change
	£m	£m	%

Secured	292	789	63
Unsecured	2,455	3,438	29
Total impairment charge	2,747	4,227	35

Retail’s impairment charge decreased by £1,480 million to £2,747 million in 2010 compared with 2009 and was lower in both the secured and unsecured portfolios.  This improvement was driven primarily by the improved quality of new business and effective portfolio management, combined with the continued slow recovery of the economy.  The lower secured impairment charge reflected reduction in impaired loans and improved arrears in the first half of 2010. Across Retail in 2010, there were fewer cases going into arrears.  The impairment charge on loans and advances to customers, as a percentage of average loans and advances to customers, decreased to 0.74 per cent from 1.11 per cent in 2009.

Impaired loans and provisions
Retail impaired loans decreased by £1.2 billion to £9.8 billion compared with 31 December 2009 and, as a percentage of closing loans and advances to customers, decreased to 2.6 per cent from 2.9 per cent at 31 December 2009.  The reduction in the value of impaired loans reflected the continuing low interest rate environment for mortgages and fewer unsecured loans going into arrears.  Impairment provisions, as a percentage of impaired loans, reduced to 31.8 per cent from 34.6 per cent at 31 December 2009 largely driven by more stringent criteria for new and existing unsecured collections repayment plans resulting in highly provided assets being written off.

Outlook – Retail
The Group remains cautious about the pace and consistency of economic recovery and how this may impact our customers.  The outlook assumes a slow economic recovery resulting in an improvement in the unsecured impairment charge. In the secured portfolio however, there are a mixture of signals from lead indicators, including falling house prices and an increase in secured arrears in the second half of 2010, which lead Retail to expect a higher secured impairment charge in 2011.  Overall the Group anticipates a modest reduction in Retail’s 2011 impairment charge based on the current outlook of a modestly improving economic environment.

Credit risk – Retail (continued)

Secured impairment charge
The impairment charge decreased by £497 million, to £292 million in 2010 compared to the previous year.  The main drivers of the reduction were continued benefits from internal activities (risk and collections policies), maintained affordability and the continuing slow recovery of the economy.  However, for the second half of 2010 the impairment charge was greater than the first half due to falling house prices combined with a worsening house price outlook towards the end of the period.  The impairment charge for loans and advances to customers, as a percentage of average loans and advances to customers, decreased to 0.09 per cent from 0.23 per cent in 2009.

Provisions held against secured assets reflect adequate allowance for incurred losses including customers currently on repayment plans or in financial difficulties who are maintaining their repayments whilst interest rates are very low.

Secured impaired loans
Impaired loans decreased by £0.4 billion to £6.8 billion at 31 December 2010 and, as a percentage of closing loans and advances to customers, reduced to 2.0 per cent from 2.1 per cent at 31 December 2009.  The reduction in the value of impaired loans reflects the continued ability of customers to afford their mortgage payments in a low interest rate environment.

The number of customers going into arrears remained stable throughout 2010. In the second half of 2010 fewer accounts in arrears returned to order resulting in higher early arrears balances for 31 December 2010 compared to 30 June 2010.   As reported at the 2009 year end, Specialist lending remains closed to new business and this book is in run-off.

Secured arrears
The percentage of mortgage cases greater than three months in arrears (excluding repossessions) remained stable at 2.3 per cent at 31 December 2010 compared to 31 December 2009.

Greater than three months in arrears (excluding repossessions)	Number of cases		Total mortgage accounts %		Value of debt(1)		Total mortgage balances %
	31 Dec 2010	31 Dec 2009	31 Dec 2010	31 Dec 2009	31 Dec 2010	31 Dec 2009	31 Dec 2010	31 Dec 2009
	Cases	Cases	%	%	£m	£m	%	%

Mainstream	55,675	57,837	2.1	2.1	6,247	6,407	2.4	2.4
Buy to let	7,577	7,557	1.8	1.9	1,157	1,159	2.5	2.6
Specialist	12,582	13,848	6.4	6.6	2,262	2,498	7.7	7.9
Total	75,834	79,242	2.3	2.3	9,666	10,064	2.8	2.9

1	Value of debt represents total book value of mortgages in arrears but not repossessed.

The stock of repossession cases rose from 2,720 at 31 December 2009 to 3,043 at 31 December 2010.  This still represents a relatively low proportion of the portfolio and was broadly consistent with prior years.

Credit risk – Retail (continued)

Secured loan to value analysis
Management actions have resulted in new lending quality remaining strong.  The average loan-to-value ratio (LTV) for new mortgages and further advances written in 2010 was 60.9 per cent compared with 59.3 per cent for 2009. This is primarily driven by a greater proportion of new lending to first-time buyers and home movers delivering on the Group’s commitment to support new home owners.  The average indexed LTV on the mortgage portfolio at 31 December 2010 was 55.6 per cent compared with 54.8 per cent at 31 December 2009.  House prices, having initially increased, fell in the second half of 2010 resulting in the indexed LTV in excess of 100 per cent ending 2010 at 13.2 per cent of the mortgage portfolio (£44.9 billion), compared with 13.0 per cent (£44.8 billion) at 31 December 2009.  The tables below show LTVs across the principal mortgage portfolios.

The increased average LTVs for impaired Buy to let mortgages, is driven by the modest net fall in house prices and the seasoning of higher risk lending that was closed at the start of 2009.

As at 31 December 2010	Mainstream	Buy to let	Specialist1	Total
	%	%	%	%

Less than 60%	33.0	11.4	14.0	28.5
60% to 70%	12.1	11.1	9.4	11.7
70% to 80%	16.1	21.9	15.9	16.8
80% to 90%	15.3	18.0	21.3	16.2
90% to 100%	11.9	19.1	20.0	13.6
Greater than 100%	11.6	18.5	19.4	13.2
Total	100.0	100.0	100.0	100.0
Average loan-to-value:
Stock of residential mortgages	51.9	75.6	72.9	55.6
New residential lending	60.0	66.5	n/a	60.9
Impaired mortgages	72.3	97.8	87.3	78.0

As at 31 December 2009	Mainstream	Buy to let	Specialist1	Total
	%	%	%	%

Less than 60%	34.4	12.0	14.3	29.7
60% to 70%	11.9	11.3	9.7	11.6
70% to 80%	15.2	20.2	17.0	16.0
80% to 90%	14.3	19.1	21.5	15.6
90% to 100%	12.2	21.4	20.3	14.1
Greater than 100%	12.0	16.0	17.2	13.0
Total	100.0	100.0	100.0	100.0
Average loan-to-value:
Stock of residential mortgages	51.0	75.2	72.3	54.8
New residential lending	58.3	65.6	73.7	59.3
Impaired mortgages	71.1	91.5	85.6	76.5

1	Specialist lending is closed to new business and is in run-off.

Credit risk – Retail (continued)

Unsecured
In 2010 the impairment charge on loans and advances to customers reduced by £983 million to £2,455 million compared with 2009.  This reflected a continuation of the improving portfolio trends resulting from the Group’s prudent risk appetite, with a focus on lending towards existing customers, combined with stable unemployment.

A combination of reduced demand from customers for personal unsecured borrowing and the Group’s prudent risk policy contributed to loans and advances to customers reducing by £4.2 billion to £27.9 billion at 31 December 2010.

Impaired loans decreased by £0.8 billion to £3.0 billion which represented 10.7 per cent of closing loans and advances to customers at 31 December 2010, compared with 11.9 per cent at 31 December 2009.  The movement in impaired loans is consistent with the trends seen in both the flow of accounts to arrears and arrears balances, both of which have fallen across all unsecured products during 2010. This is a result of tightening credit policy across the credit lifecycle, including stronger controls on customer affordability, set against a stable economic environment. Retail’s exposure to revolving credit products has been actively managed to ensure that it is appropriate to customers’ changing financial circumstances. The portfolios’ results are supported by pre-recessionary levels of early arrears for accounts acquired in the last two years, highlighting an underlying improvement in the risk profile of the business.

Impairment provisions decreased by £0.6 billion, compared with 31 December 2009, to £1.5 billion.  Impairment provisions, as a percentage of impaired loans, decreased to 50.6 per cent at 31 December 2010 from 55.3 per cent at 31 December 2009, largely driven by more stringent criteria for new and existing unsecured collections repayment plans resulting in highly provided assets being written off.

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Credit risk – Wholesale

As at 31 December 2010	Balance	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans
	£m	£m	%	£m	%

Corporate Markets
Corporate	81,171	6,635	8.2	3,629	54.7
Commercial	29,148	2,856	9.8	993	34.8
Corporate Real Estate BSU	26,151	17,518	67.0	8,091	46.2
Wholesale Equity	140	108	77.1	107	99.1
Wholesale Markets	40,042	5,718	14.3	1,992	34.8
Total Corporate Markets	176,652	32,835	18.6	14,812	45.1
Treasury and Trading	1,050	–	–	–	–
Asset Finance	9,949	1,679	16.9	1,043	62.1
Total Wholesale	187,651	34,514	18.4	15,855	45.9
Reverse repos	3,096
Impairment provisions	(15,855)
Fair value adjustments	(1,665)
Loans and advances to customers	173,227

Loans and advances to banks	12,409
Debt securities2	25,781
Available-for-sale financial assets3	29,458

As at 31 December 2009
Corporate Markets
Corporate	96,865	9,362	9.7	4,698	50.2
Commercial	29,223	2,695	9.2	956	35.5
Corporate Real Estate BSU	25,509	16,505	64.7	8,234	49.9
Wholesale Equity	505	413	81.8	385	93.2
Wholesale Markets	44,606	4,170	9.3	1,675	40.2
Total Corporate Markets	196,708	33,145	16.8	15,948	48.1
Treasury and Trading	1,394	–	–	–	–
Asset Finance	12,832	1,969	15.3	1,231	62.5
Total Wholesale	210,934	35,114	16.6	17,179	48.9
Reverse repos	1,108
Impairment provisions	(17,179)
Fair value adjustments	(3,055)
Loans and advances to customers	191,808

Loans and advances to banks	18,862
Debt securities	31,736
Available-for-sale financial assets	36,867
1	Impairment provisions include collective unimpaired provisions.
2	Of which Wholesale Markets is £25,120 million, Wholesale Equity £487 million, Treasury and Trading £163 million, Asset Finance £7 million, Corporate £2 million and Commercial £2 million.
3	Of which Wholesale Markets is £21,279 million, Wholesale Equity £2,109 million, Treasury and Trading £6,011 million and Corporate £59 million.

Credit risk – Wholesale (continued)

Overview

•	Impairment charge for 2010 decreased significantly to £4,446 million, from £15,683 million for 2009.

•
Impairment experience in 2010 was better than guided a year ago as stabilising economic conditions led to lower impairment charges especially in the corporate real estate, real estate related and Corporate (UK and US) portfolios.

•
A robust credit risk management and control framework is in place across the combined portfolios and a prudent risk appetite approach (largely based on Lloyds TSB’s model) continues to be embedded across the division.  Significant resources have been deployed into the Business Support Units focused on key and vulnerable obligors and asset classes.

Impairment charge
	2010	2009	Change
	£m	£m	%

Corporate Markets	4,182	14,855	72
Asset Finance	264	828	68
Total impairment charge	4,446	15,683	72

Wholesale’s impairment charge decreased £11,237 million, or 72 per cent, compared to £15,683 million for 2009.  Impairment charges as an annualised percentage of average loans and advances to customers reduced to 2.08 per cent from 5.92 per cent in 2009.  Significant actions were taken in the first half of 2009 on the heritage HBOS portfolios, including the identification of large impairments post the HBOS acquisition especially in corporate real estate, real estate related and Corporate (UK and US) portfolios.  Together with the stabilising UK and US economic environment in 2010, a low interest rate environment helping to maintain defaults at a lower level and a number of write backs due to asset disposals, impairment charges have decreased substantially compared with 2009.

Impaired loans and provisions
Wholesale’s impaired loans reduced by £600 million to £34,514 million compared with 31 December 2009.  The reduction is due to new impaired assets, mainly in the Corporate Real Estate Business Support Unit (BSU), being offset by write-offs on irrecoverable assets and the sale of previously impaired assets.  Impairment provisions also reduced as a result of the write-offs and a lower impairment rate on recently impaired assets.  As a result, impairment provisions as a percentage of impaired loans reduced to 45.9 per cent from 48.9 per cent at 31 December 2009.  As a percentage of closing loans and advances to customers, impaired loans increased to 18.4 per cent from 16.6 per cent at 31 December 2009.  This increase is essentially a factor of the reducing level of total loans and advances to customers as at 31 December 2010 compared with 31 December 2009.  We continue to monitor our vulnerable portfolios within Wholesale and, where appropriate, remedial risk mitigating actions are being undertaken.

Outlook – Wholesale
The potential effects of the UK Government’s austerity measures on portfolios vulnerable to Government spending cuts are currently unknown.  Although appropriate early warning indicators and action plans are in place to help mitigate against this, we would expect some negative effect on the portfolio.  This is especially so in the traditional customer lending businesses, which are vulnerable to reduced consumer spending as a result of tax rises, and other UK Government austerity measures.   As previously guided, we expect the overall net impairment charges in our traditional lending businesses (especially in the trading and manufacturing sectors) to increase in 2011, driven in part by a lower benefit from write backs on asset disposals and the effect of the UK Government austerity measures on the wider economy.

Credit risk – Wholesale (continued)

Wholesale retains some material single obligor concentrations on weaker credits, especially from the heritage HBOS real estate and real estate related portfolios.  These portfolios (especially the secondary and tertiary assets which comprise a large part of the heritage HBOS corporate real estate and real estate related portfolio) remain vulnerable to an increase in tenancy defaults and reduced capital values from an already depressed level, particularly in the regions.  However, against our base case assumptions, we expect our impairment charges in corporate real estate to be lower than 2010 as a result of a continuing stabilisation of the existing portfolio and actions taken in 2009 and 2010.  Whilst we therefore remain cautious in respect of the outlook for 2011, we do expect a modest reduction in the total impairment charge for 2011 as a whole.

Corporate
The £81,171 million of loans and advances to customers in the Corporate portfolio is structured across a number of different portfolios and sectors as discussed below:

UK and US Corporate – Showed resilience during 2010 with the impairment charge significantly lower than 2009 levels and modest recoveries as asset prices improved during the first half of the year.  Sentiment among UK corporates during the second half of the year changed as the scale of the Government austerity measures became clearer although most effects are not expected to be felt until 2011.  Major corporate balance sheets are relatively strong with adequate levels of undrawn committed bank facilities available and continued access to the capital markets.  In the Corporate North American portfolio significant reductions were achieved in the non-core portfolio, mostly in the first half when secondary markets were fairly buoyant.  Impairments were significantly lower than in 2009 albeit the overall position is improved by some write backs.

Mid-market Corporate – As anticipated, the slightly more benign conditions experienced in the first half of 2010 were not sustained in the second half in the corporate mid-market.  Impairments rose during the second half of the year, albeit to levels still significantly below those experienced in 2009, with legacy issues in the heritage HBOS portfolio continuing to be a significant driver of impairments in 2010.  Although a number of exporters have been able to take advantage of a beneficial exchange rate, the corporate middle market is dominated by domestically focused businesses and the prospect of public sector spending cuts, tax increases and continuing high commodity and import prices is likely to see confidence remain fragile in 2011.

Corporate Real Estate – The focus is to continue to improve and re-balance the risk profile of the existing portfolio and apply conservative and prudent lending policies in relation to new business.  A significant percentage concentration of customer lending is in real estate and real estate related investment lending, especially heritage HBOS and sustainability of its cash flow in 2010 has been key to the relative resilience seen in the investment market to date.  The portfolio remains vulnerable to tenant default and asset price falls due to a significant element of investment lending in the portfolio, a large element of which is supported by secondary or tertiary assets.  Refinancing risk remains an emerging issue with significant maturities due in the next few years.

Financial Institutions – As part of the Group’s funding, liquidity and general hedging requirements, Corporate maintains relationships with many major financial institutions throughout the world.  During the second half of 2010, concerns about sovereign fiscal deficits and public sector debt levels increased our scrutiny of the European banking sector, in particular the weaker Eurozone countries.  Trading exposures are in large part collateralised and inter bank activity is mainly with high investment grade counterparties.

Credit risk – Wholesale (continued)

Commercial
The Commercial portfolio’s impairment experience has remained steady throughout the year although a slightly higher run-rate was observed in the second half, but overall was materially below that incurred in 2009.  Portfolio metrics including delinquencies and assets under close monitoring, while improving through supportive management actions, remain above benign levels.

Corporate Real Estate Business Support Unit
The Corporate Real Estate Business Support Unit portfolios have endured a significant level of stress as a consequence of the unprecedented scale and pace of deterioration in the property sector since the peak in 2007, coupled with the previous aggressive lending appetite in the heritage HBOS business. Against significant impairments taken in 2009, experience in 2010 is materially lower.  This reflects the stabilising economic environment and the prudent provisioning undertaken on the HBOS corporate real estate and real estate related portfolio in 2009.  The Group continues to remain cautious regarding the short to medium term prospects for the sector.

The management of the distressed portfolio remains key not only to mitigating loss for the Group, but also for the Group as a major lender within the property sector to ensure that the strategies adopted do not adversely impact on a market that remains fragile.   During 2010, a number of restructurings, good level of asset reduction, and continued active management led to a fall in impairments compared to the previous year.

On the property investment side there have been signs of recovery in capital values, specifically at the prime end of the commercial market and in London generally.  Since the half year, this recovery slowed as investor activity and sentiment cooled.  Rental values remain fragile across most property sectors.

Wholesale Equity
The Wholesale Equity portfolio (assets representing ‘Equity Risk’ including ordinary equity, preference shares and debt securities) totals £5.6 billion (split £4.2 billion on balance sheet commitments and £1.4 billion as yet undrawn, the majority of which relates to the Funds Investment business).  The portfolio comprises the two core businesses, Lloyds Development Capital and Project Finance with the remaining businesses (Joint Ventures Equity, BSU Investment portfolios and Fund Investments) all now categorised as non-core.

In terms of market sentiment, the second half of 2010 saw a gradual uptick in main share indices (UK, Europe and USA) which, despite episodic volatility, contributed to a relatively stable valuation position combined with some indication that there may be a slow recovery in market activity.  While signs are on balance currently positive, we remain cautious on prospects for value recovery looking into 2011.

Credit risk – Wholesale (continued)

Wholesale Markets
Loans and advances to customers of £40.0 billion largely comprise balances in the Structured Corporate Finance portfolio, which includes Acquisition Finance (leveraged lending – £11.6 billion), Project Finance and asset based finance.  The Acquisition Finance portfolio continues to be significantly affected by the economic environment, with a relatively high proportion of deals being restructured.  The rate of new problem loans started to abate in the second half of 2009 and this trend continued during 2010.  Refinancing risk is an issue for Acquisition Finance, with significant loan maturities due in the next years.  In Ship Finance, global markets, especially the dry bulk and container sectors, experienced considerable pressure during 2009, leading to higher impairment levels.  The container sector strengthened during 2010, but the Group expects the shipping sector to remain challenging into 2011.

Wholesale Markets is also responsible for the Treasury Assets portfolio which mainly encompasses a portfolio of Asset-Backed Securities and financial institution Floating Rate Note positions.  Further details of Wholesale Division’s Asset-Backed Securities is provided in Note 16 of the Statutory Information.  The size of the Treasury Assets portfolio has reduced through asset sales and amortisation.

Treasury and Trading
Treasury and Trading acts as the link between the wholesale markets and the Group’s balance sheet management activities and provides pricing and risk management solutions to both internal and external clients.

The portfolio comprises £10.7 billion of loans and advances to banks, £6.0 billion of Available-for-Sale debt securities and £1.1 billion of loans and advances to customers (excluding reverse repos).

The majority of Treasury and Trading’s funding and risk management activity is transacted with investment grade counterparties and much of it is on a secured basis, such as repos.  Derivative transactions with wholesale counterparties are typically collateralised under a Credit Support Annex in conjunction with the ISDA Master Agreement.  Treasury and Trading has reduced the government bond portfolio in response to growing concern over market conditions in Europe.  The credit quality of the government bond portfolio is almost solely AAA rated sovereign debt.

Asset Finance
The credit quality of the retail portfolios continues to be relatively stable with key risk indicators continuing to show signs of improvement.  Impairments in 2010 were lower than anticipated, particularly in the second charge secured portfolio and the retail motor loans portfolio.  Asset quality also continues to improve in response to the continuing strategy to enhance the quality of new business written and following the closure of new business by the Personal Financial Services business.  The credit quality profile across the non-retail portfolios also continues to be relatively stable, and impairment levels significantly less than 2009, reflecting a material slow down in new default cases.  Exposures to the Fleet Operator sector, particularly a small number of daily/flexi rental operators, continue to require intensive management to support customers through their financial difficulties, but have not affected impairment levels to the extent seen in 2009.

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Credit risk – Wealth and International

As at 31 December 2010	Loans and advances to customers	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans
	£m	£m	%	£m	%

Wealth	9,472	353	3.7	116	32.9
International
Ireland	27,428	14,445	52.7	7,763	53.7
Australia	14,587	4,187	28.7	2,208	52.7
Wholesale Europe	7,322	1,007	13.8	420	41.7
Other	7,559	350	4.6	177	50.6
	56,896	19,989	35.1	10,568	52.9
Wealth and International	66,368	20,342	30.7	10,684	52.5
Impairment provisions	(10,684)
Fair value adjustments	(327)
Total	55,357

As at 31 December 2009
Wealth	9,523	281	3.0	100	35.6
International
Ireland	29,104	9,712	33.4	3,601	37.1
Australia	14,057	2,030	14.4	966	47.6
Wholesale Europe	8,781	537	6.1	243	45.3
Other	7,937	144	1.8	93	64.6
	59,879	12,423	20.7	4,903	39.5
Wealth and International	69,402	12,704	18.3	5,003	39.4
Impairment provisions	(5,003)
Fair value adjustments	(851)
Total	63,548

1	Impairment provisions include collective unimpaired provisions.

Impairment charge
	2010	2009	Change
	£m	£m	%

Wealth	46	71	35
International
Ireland	4,264	2,949	(45)
Australia	1,362	849	(60)
Wholesale Europe	210	129	(63)
Other International	106	80	(33)
	5,942	4,007	(48)
Total impairment charge	5,988	4,078	(47)

Credit risk – Wealth and International (continued)

Overview
•	Increased impairment charges in commercial real estate portfolios in Ireland and Australia were the primary drivers of a divisional increase in impairment of 47 per cent in 2010 compared with 2009.

•
Impairment charges in Ireland increased significantly in the last quarter of 2010 reflecting a material deterioration in market conditions that resulted in EU-IMF financial support in late November 2010.

•	As part of the closure of Bank of Scotland (Ireland) Limited, a dedicated UK based Business Support Unit credit team has been put in place to manage the wind down of the Irish book.

•	Increased impairment charges in Australia are primarily due to real estate concentrations in specific geographical and industry sectors where liquidity has significantly contracted in 2010.

Impairment charges
Wealth and International’s impairment charge increased by £1,910 million to £5,988 million in 2010 compared with 2009. Impairment charges as a percentage of average loans and advances to customers increased to 8.90 per cent from 6.04 per cent in 2009.

Impaired loans and provisions
Total impaired loans increased by £7,638 million to £20,342 million compared with £12,704 million at 31 December 2009 and as a percentage of closing loans and advances to customers increased to 30.7 per cent from 18.3 per cent at 31 December 2009. The level of impaired loans in the International business is supported by detailed portfolio reviews conducted during 2010.

In December 2010 responsibility for impaired assets in Ireland was transferred from the local BSU team to a dedicated UK based BSU credit team to manage the wind down of the lending book. In Australia, this activity continues to be managed locally and strengthened through deployment of additional staff. Responsibility for these areas has been consolidated within a new central team, which has considerable experience in work-out strategies and will manage this activity globally for the Group.

Impairment provisions as a percentage of impaired loans increased to 52.5 per cent from 39.4 per cent at 31 December 2009. In the International business the increase in impairment provisions is due to a higher level of impaired loans and an increased coverage level, particularly in Ireland.

Outlook – Wealth and International
Impairment charges in the division are expected to reduce in 2011 compared to the current year charge, although economic conditions in Ireland continue to be monitored closely.  The outlook also remains cautious for the Group's Australian exposures, where there continues to be limited liquidity in regional property markets to which the Group is exposed.

Credit risk – Wealth and International (continued)

Wealth
Total impaired loans increased by £72 million, or 26 per cent to £353 million compared with £281 million at 31 December 2009 and as a percentage of closing loans and advances increased to 3.7 per cent from 3.0 per cent at 31 December 2009.  Impairment charges decreased by £25 million to £46 million compared to £71 million in 2009. This reduction is primarily due to the mortgage lending business in Spain where there has been improved credit management of the book during 2010.

Ireland
Total impaired loans increased by £4,733 million, or 49 per cent to £14,445 million compared with £9,712 million at 31 December 2009 and as a percentage of closing loans and advances increased to 52.7 per cent from 33.4 per cent at 31 December 2009.  Impairment charges increased by £1,315 million to £4,264 million compared to £2,949 million in 2009.  Impairment charges as a percentage of average loans and advances to customers increased to 15.4 per cent from 9.9 per cent in 2009.

Further deterioration in the Irish economy resulted in increased impaired loans in 2010 and coverage levels significantly increased in the last quarter of 2010 reflecting downward revisions in the Group's Irish economic assumptions.

	Gross loans	2010 Impaired loans	Provisions	Gross loans	2009 Impaired loans	Provisions
	£m	£m	£m	£m	£m	£m

Commercial Real Estate	11,685	9,232	4,791	11,738	6,114	2,154
Corporate	8,070	4,343	2,356	9,094	3,002	1,159
Retail	7,673	870	616	8,272	596	288
Total	27,428	14,445	7,763	29,104	9,712	3,601

The most significant contribution to impairment in Ireland is the commercial real estate portfolio.  Impairment provisions provide 52 per cent coverage on impaired commercial real estate loans – reflecting peak to trough falls in commercial property and house prices widening to 60 per cent and 38 per cent respectively.  Mortgage lending at the year end comprised 96 per cent of the retail portfolio with impaired loans of £0.8 billion and impairment coverage of 65 per cent.

Following the closure of the Irish business, the portfolio is in run-off although current levels of redemptions and recoveries are low due to a severe lack of liquidity.

Australia
Total impaired loans increased by £2,157 million, or 106 per cent to £4,187 million compared with £2,030 million at 31 December 2009 and as a percentage of closing loans and advances increased to 28.7 per cent from 14.4 per cent at 31 December 2009. Impairment charges increased by £513 million to £1,362 million compared to £849 million in 2009. Impairment charges as a percentage of average loans and advances to customers increased to 9.3 per cent from 6.3 per cent in 2009.

Although the economic performance for Australia has been more robust, exposure to the New Zealand and non-metropolitan Australian commercial real estate sectors remains a key influence on impairment performance.  These markets have suffered a significant reduction in liquidity in 2010, driving increased impaired lending and also constraining recoveries.

Credit risk – Wealth and International (continued)

Wholesale Europe
Total impaired loans increased by £470 million, or 88 per cent to £1,007 million compared with £537 million at 31 December 2009 and as a percentage of closing loans and advances increased to 13.8 per cent from 6.1 per cent at 31 December 2009.  Impairment charges increased by £81 million to £210 million compared to £129 million in 2009.  Impairment charges as a percentage of average loans and advances to customers increased to 2.8 per cent from 2.3 per cent in 2009. Commercial real estate is the primary driver of the impairment charge in Wholesale Europe reflecting a small number of specific transactions.

Other International
Total impaired loans increased by £206 million, or 143 per cent to £350 million compared with £144 million at 31 December 2009 and as a percentage of closing loans and advances increased to 4.6 per cent from 1.8 per cent at 31 December 2009. Impairment charges increased by £26 million to £106 million compared to £80 million in 2009. Impairment charges as a percentage of average loans and advances to customers increased to 1.3 per cent from 1.0 per cent in 2009. The most significant contribution to the impairment charge is from a limited number of corporate exposures which at the year end comprised 82 per cent of impaired lending and 92 per cent of the impairment charge in 2010.

Market risk
Market risk is managed within a Board approved framework using a range of metrics to monitor the Group’s profile against its stated appetite and potential market conditions.

The principal market risks are as follows:

There is a risk to the Group’s banking income arising from the level of interest rates and the margin of interbank rates over central bank rates. A further banking risk arises from competitive pressures on product terms in existing loans and deposits, which sometimes restrict the Group in its ability to change interest rates applying to customers in response to changes in interbank and central bank rates.

The main equity market risks arise in the life assurance companies and staff pension schemes. Credit spread risk arises in the life assurance companies, pension schemes and banking businesses. Equity market movements and changes in credit spreads impact the Group’s results.

Continuing concerns about the scale of deficits in Ireland and southern European countries resulted in increased credit spreads in the areas affected, and fears of contagion affected the Euro and widened spreads between central bank and interbank rates.

The Group’s trading activity is small relative to our peers and is not considered to be a principal risk.  The average 95 per cent 1-day trading Value at Risk (VaR) was £7.4 million for 2010.

Insurance risk
The major sources of insurance risk are within the insurance businesses and the staff defined benefit pension schemes.

Insurance risk is inherent in the insurance business and can be affected by customer behaviour.  Insurance risks accepted relate primarily to mortality, longevity, morbidity, persistency, expenses, property and unemployment.

The primary insurance risk carried by the Group’s defined benefit pension schemes is related to longevity.

Insurance risks typically, and longevity in particular, crystallise gradually over time.  Actuarial assumption setting for financial reporting and liability management requires expert judgement as to when evidence of an emerging trend is sufficient to require an alteration to long-run assumptions.

Legal and regulatory
Legal and regulatory exposure is driven by the significant volume of current legislation and regulation within the UK and overseas with which the Group has to comply, along with new or proposed legislation and regulation which needs to be reviewed, assessed and embedded into day-to-day operational and business practices across the Group as a whole.  This is particularly the case in the current market environment, which is witnessing increased levels of government and regulatory intervention in the banking sector.

The Group continues to face political and regulatory scrutiny as a result of the Group’s perceived systemic importance following the acquisition of HBOS. At the time of the acquisition, the Office of Fair Trading (OFT) identified some competition concerns in the UK personal current accounts and mortgages markets and for SME banking in Scotland. The OFT reiterated that it would keep these under review and consider whether to refer any banking markets to the Competition Commission if it identifies any prevention, restriction or distortion of competition.

The UK Government appointed an Independent Commission on Banking to review possible structural measures to reform the banking system and promote stability and competition.  That commission will publish its final report by the end of September 2011.  The Treasury Select Committee is conducting an examination of competition in retail banking. It is too early to quantify the potential impact of these developments on the Group.

From April 2011, lead regulation and supervision of the Group’s activities will begin transitioning from the FSA to the new Financial Conduct Authority for conduct of business supervision and the Prudential Regulatory Authority for capital and liquidity supervision.  In addition, from 2011, the European Banking Authority, the European Insurance and Occupational Pensions Authority and the European Securities and Markets Authority as new EU Supervisory Authorities are likely to have greater influence on regulatory approaches across the EU.  These could lead to changes in how the Group is regulated and supervised on a day-to-day basis.

Evolving capital and liquidity requirements continue to be a priority for the Group. In September 2010 and further clarified in December 2010,  the Basel Committee on Banking Supervision put forward proposals for a reform package which changes the regulatory capital and liquidity standards, the definition of ‘capital’, introduces new definitions for the calculation of counterparty credit risk and leverage ratios, additional capital buffers and development of a global liquidity standard. Implementation of these changes is expected to be phased in between 2012 and 2018.

The Group is currently assessing the impacts of these regulatory developments and will participate in the consultation and calibration processes to be undertaken by the various regulatory bodies during 2011.  The Insurance division is progressing its plans to achieve Solvency II compliance.  The Group continues to work closely with the regulatory authorities and industry associations to ensure that it is able to identify and respond to proposed regulatory changes and mitigate against risks to the Group and its stakeholders.

There is a risk that certain aspects of the Group’s business may be determined by the authorities or the courts as not being conducted in accordance with applicable laws or regulations, or with what is fair and reasonable in their opinion.  The Group may also be liable for damages to third parties harmed by the conduct of its business.

Customer treatment
Customer treatment and how the Group manages its customer relationships affects all aspects of the Group’s operations and is closely aligned with achievement of the Group’s strategic aim – to create deep long lasting relationships with its customers.  There is currently a high level of scrutiny regarding the treatment of customers by financial institutions from the press, politicians and regulatory bodies.

The FSA continues to drive focus on conduct of business activities and has established a new approach to supervision of Conduct Risk, replacing the previous 'Treating Customers Fairly' initiative for retail customers.  Under this new regime the FSA has indicated that it will seek to place greater emphasis on product governance and contract terms in general, and will seek to intervene much earlier in the product lifecycle to prevent customer detriment.  The FSA also continues to carry out thematic reviews on a variety of issues across the industry as a whole, for example complaints handling.  The Group actively engages with the regulatory authorities and other stakeholders on these key customer treatment challenges, which includes for example, PPI (see Note 23 of the statutory information ‘Contingent liabilities and commitments').

The Group has policies, procedures and governance arrangements in place to facilitate the fair treatment of customers.  Since the acquisition of HBOS, the Group has made significant progress in aligning its approach to Treating Customers Fairly across both heritages.  In addition the Group has aligned its Treating Customers Fairly governance and management information arrangements, with customer impact being a key factor in assessing every integration proposition.  The Group regularly reviews its product range to ensure that it meets regulatory requirements and is competitive in the market place.

People
The Group aims to attract, retain, and develop high calibre talent. Failure to do so would present a significant risk to delivering the Group’s overall strategy and is affected by a range of factors including; ongoing regulatory and public interest in remuneration practices; delivery of the Group’s integration commitments; and uncertainty about EU State Aid requirements and the Independent Commission on Banking’s proposals for banking reform.

The Group’s remuneration arrangements encourage compliant and appropriate behaviour from colleagues, in line with group policies, values and short and long term people risk priorities. The Group has continued to work closely with regulators, to seek to ensure compliance with our obligations. However, there is recognition that international consensus must be achieved to avoid UK institutions being significantly disadvantaged in attracting and retaining the highest calibre talent.

The Group continues to manage union relationships actively and the majority of colleagues are now on harmonised Terms and Conditions. There is strong ongoing commitment to support and retain colleagues throughout a period of significant integration and organisational change.  Active monitoring of the Colleague Engagement Survey, allows the Group to understand engagement levels. These continue to increase and are now exceeding industry benchmarking for high performing organisations.

The Group is closely engaged with the UK Government and regulators on reform proposals, and with the EU on disposal arrangements, to influence and manage colleague uncertainty.

Integration
The integration of the two heritage organisations continues to be one of the largest integration challenges that has been seen in the UK financial services industry.  The Group’s Integration Execution Board, chaired by the Group Operations Director, continues to oversee the integration process and progress is being regularly reviewed by the Group Executive Committee and Group Board.  While there continue to be delivery risks to the programme, not least the risk of new regulatory requirements which may have an effect on resourcing, the Group is now two years into the integration programme and has a fully developed and functioning governance framework to manage these risks.  There is a clear understanding of the phased deliverables to ensure effective delivery through to 2012.

State funding and state aid
HM Treasury currently holds approximately 40.6 per cent of the Group’s ordinary share capital.  United Kingdom Financial Investments Limited (UKFI) as manager of HM Treasury's shareholding continues to operate in line with the framework document between UKFI and HM Treasury managing the investment in the Group on a commercial basis without interference in day-to-day management decisions.  There is a risk that a change in Government priorities could result in the framework agreement currently in place being replaced leading to interference in the operations of the Group, although there have been no indications that the Government intends to change the existing operating arrangements.

The Group has made a number of undertakings to HM Treasury arising from the capital and funding support, including the provision of additional lending to certain mortgage and business sectors until 28 February 2011, and other matters relating to corporate governance and colleague remuneration.  However, the commitments in respect of lending are subject to normal prudent commercial lending criteria and pricing, the availability of funding to support such lending, and the availability of sufficient demand from creditworthy customers and potential customers. The new agreement between the leading UK banks and the Government in relation to gross business lending in the 2011 calendar year is subject to a similar set of criteria.

In addition, the Group is subject to European state aid obligations in line with the restructuring plan agreed with HM Treasury and the EU College of Commissioners in November 2009, which is designed to support the long-term viability of the Group and address any competition distortions arising from the benefits of state aid.  This has placed a number of requirements on the Group including asset reductions in certain parts of its balance sheet by the end of 2014 and the disposal of certain portions of its business by the end of November 2013, including in particular the disposal of some parts of its retail banking business.  The Group is working closely with the EU Commission, HM Treasury and the Monitoring Trustee appointed by the EU Commission.

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STATUTORY INFORMATION

		Page
Primary statements
Consolidated income statement		107
Consolidated statement of comprehensive income		108
Consolidated balance sheet		109
Consolidated statement of changes in equity		111
Consolidated cash flow statement		113

Notes
1	Accounting policies, presentation and estimates	114
2	Segmental analysis	118
3	Other income	121
4	Operating expenses	122
5	Impairment	123
6	Loss on disposal of businesses	123
7	Taxation	124
8	Earnings per share	124
9	Trading and other financial assets at fair value through profit or loss	125
10	Derivative financial instruments	125
11	Loans and advances to customers	126
12	Allowance for impairment losses on loans and receivables	126
13	Securitisations and covered bonds	127
14	Debt securities classified as loans and receivables	128
15	Available-for-sale financial assets	128
16	Credit market exposures	129
17	Customer deposits	132
18	Debt securities in issue	132
19	Retirement benefit obligations	133
20	Subordinated liabilities	133
21	Share capital	134
22	Reserves	135
23	Contingent liabilities and commitments	136
24	Capital ratios	140
25	Related party transactions	143
26	Events after the balance sheet date	144
27	Other information	144

CONSOLIDATED INCOME STATEMENT

		2010	2009
	Note	£ million	£ million

Interest and similar income		29,340	28,238
Interest and similar expense		(16,794)	(19,212)
Net interest income		12,546	9,026
Fee and commission income		4,415	4,254
Fee and commission expense		(1,682)	(1,517)
Net fee and commission income		2,733	2,737
Net trading income		15,724	19,098
Insurance premium income		8,148	8,946
Other operating income		4,316	5,490
Other income	3	30,921	36,271
Total income		43,467	45,297
Insurance claims		(18,511)	(22,019)
Total income, net of insurance claims		24,956	23,278
Government Asset Protection Scheme fee		–	(2,500)
Other operating expenses		(13,270)	(13,484)
Total operating expenses	4	(13,270)	(15,984)
Trading surplus		11,686	7,294
Impairment	5	(10,952)	(16,673)
Share of results of joint ventures and associates		(88)	(752)
Gain on acquisition		–	11,173
Loss on disposal of businesses	6	(365)	–
Profit before tax		281	1,042
Taxation	7	(539)	1,911
(Loss) profit for the year		(258)	2,953

Profit attributable to non-controlling interests		62	126
(Loss) profit attributable to equity shareholders		(320)	2,827
(Loss) profit for the year		(258)	2,953

Basic earnings per share	8	(0.5)p	7.5p
Diluted earnings per share	8	(0.5)p	7.5p

Dividend per share for the year		–	–
Dividend for the year		–	–

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	2010	2009
	£ million	£ million

(Loss) profit for the year	(258)	2,953
Other comprehensive income:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Change in fair value	1,231	2,234
Income statement transfers in respect of disposals	(399)	(97)
Income statement transfers in respect of impairment	114	621
Other income statement transfers	(110)	(93)
Taxation	(343)	(417)
	493	2,248
Movement in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	(1,048)	(530)
Net income statement transfers	932	121
Taxation	30	119
	(86)	(290)
Currency translation differences:
Currency translation differences, before tax	(129)	(37)
Taxation	–	(182)
	(129)	(219)
Other comprehensive income for the year, net of tax	278	1,739
Total comprehensive income for the year	20	4,692

Total comprehensive income attributable to non-controlling interests	57	107
Total comprehensive income attributable to equity shareholders	(37)	4,585
Total comprehensive income for the year	20	4,692

CONSOLIDATED BALANCE SHEET

		As at 31 December 2010	As at 31 December 2009
Assets	Note	£ million	£ million

Cash and balances at central banks		38,115	38,994
Items in course of collection from banks		1,368	1,579
Trading and other financial assets at fair value through profit or loss	9	156,191	150,011
Derivative financial instruments	10	50,777	49,928
Loans and receivables:
Loans and advances to banks		30,272	35,361
Loans and advances to customers	11	592,597	626,969
Debt securities	14	25,735	32,652
		648,604	694,982
Available-for-sale financial assets	15	42,955	46,602
Held-to-maturity investments		7,905	–
Investment properties		5,997	4,757
Investments in joint ventures and associates		429	479
Goodwill		2,016	2,016
Value of in-force business		7,367	6,685
Other intangible assets		3,496	4,087
Tangible fixed assets		8,190	9,224
Current tax recoverable		621	680
Deferred tax assets		4,164	5,006
Retirement benefit assets	19	736	–
Other assets		12,643	12,225
Total assets		991,574	1,027,255

CONSOLIDATED BALANCE SHEET

		As at 31 December 2010	As at 31 December 20091
Equity and liabilities	Note	£ million	£ million
Liabilities
Deposits from banks		50,363	82,452
Customer deposits	17	393,633	406,741
Items in course of transmission to banks		802	1,037
Trading and other financial liabilities at fair value through profit or loss		26,762	28,271
Derivative financial instruments	10	42,158	40,485
Notes in circulation		1,074	981
Debt securities in issue	18	228,866	233,502
Liabilities arising from insurance contracts and participating investment contracts		80,729	76,179
Liabilities arising from non-participating investment contracts		51,363	46,348
Unallocated surplus within insurance businesses		643	1,082
Other liabilities		29,696	29,320
Retirement benefit obligations	19	423	780
Current tax liabilities		149	51
Deferred tax liabilities		247	209
Other provisions		1,532	983
Subordinated liabilities	20	36,232	34,727
Total liabilities		944,672	983,148

Equity
Share capital	21	6,815	10,472
Share premium account	22	16,291	14,472
Other reserves	22	11,575	7,217
Retained profits	22	11,380	11,117
Shareholders’ equity		46,061	43,278
Non-controlling interests		841	829
Total equity		46,902	44,107
Total equity and liabilities		991,574	1,027,255

1	Restated – see note 1.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Non- controlling interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million

Balance at 1 January 2010	24,944	7,217	11,117	43,278	829	44,107
Comprehensive income
Profit (loss) for the year	–	–	(320)	(320)	62	(258)
Other comprehensive income
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	498	–	498	(5)	493
Movement in cash flow hedging reserve, net of tax	–	(86)	–	(86)	–	(86)
Currency translation differences, net of tax	–	(129)	–	(129)	–	(129)
Total other comprehensive income	–	283	–	283	(5)	278
Total comprehensive income	–	283	(320)	(37)	57	20
Transactions with owners
Dividends	–	–	–	–	(47)	(47)
Issue of ordinary shares	2,237	–	–	2,237	–	2,237
Redemption of preference shares	11	(11)	–	–	–	–
Cancellation of deferred shares	(4,086)	4,086	–	–	–	–
Purchase/sale of treasury shares1	–	–	429	429	–	429
Employee share option schemes:
Value of employee services	–	–	154	154	–	154
Change in non-controlling interests	–	–	–	–	2	2
Total transactions with owners	(1,838)	4,075	583	2,820	(45)	2,775
Balance at 31 December 2010	23,106	11,575	11,380	46,061	841	46,902

1	Purchase/sale of treasury shares includes a credit of £409 million (2009: £128 million) relating to the cost of other employee award plans.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Attributable to equity shareholders
	Share capital and premium	Other reserves1	Retained profits1	Total	Non- controlling interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million

Balance at 1 January 2009:
As previously stated	3,609	(2,476)	8,260	9,393	306	9,699
Prior year adjustment1	–	131	(131)	–	–	–
Restated	3,609	(2,345)	8,129	9,393	306	9,699
Comprehensive income
Profit for the year	–	–	2,827	2,827	126	2,953
Other comprehensive income
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	2,248	–	2,248	–	2,248
Movement in cash flow hedging reserve, net of tax	–	(290)	–	(290)	–	(290)
Currency translation differences, net of tax	–	(200)	–	(200)	(19)	(219)
Total other comprehensive income	–	1,758	–	1,758	(19)	1,739
Total comprehensive income	–	1,758	2,827	4,585	107	4,692
Transactions with owners
Dividends	–	–	–	–	(116)	(116)
Issue of ordinary shares:
Placing and open offer	649	3,781	–	4,430	–	4,430
Issued on acquisition of HBOS	1,944	5,707	–	7,651	–	7,651
Placing and compensatory open offer	3,905	–	–	3,905	–	3,905
Rights issue	13,112	–	–	13,112	–	13,112
Issued to Lloyds TSB Foundations	41	–	–	41	–	41
Adjustment on acquisition	–	–	–	–	5,567	5,567
Transfer to merger reserve	(1,000)	1,000	–	–	–	–
Redemption of preference shares	2,684	(2,684)	–	–	–	–
Purchase/sale of treasury shares	–	–	45	45	–	45
Employee share option schemes:
Value of employee services	–	–	116	116	–	116
Extinguishment of non-controlling interests	–	–	–	–	(5,035)	(5,035)
Total transactions with owners	21,335	7,804	161	29,300	416	29,716
Balance at 31 December 20091	24,944	7,217	11,117	43,278	829	44,107

1	Restated – see note 1.

CONSOLIDATED CASH FLOW STATEMENT

	2010	2009
	£ million	£ million

Profit before tax	281	1,042
Adjustments for:
Change in operating assets	31,860	61,942
Change in operating liabilities	(45,683)	(105,927)
Non-cash and other items	11,173	8,907
Tax received	332	301
Net cash used in operating activities	(2,037)	(33,735)

Cash flows from investing activities
Purchase of available-for-sale financial assets	(42,662)	(455,816)
Proceeds from sale and maturity of available-for-sale financial assets	45,999	490,561
Purchase of held-to-maturity investments	(4,228)	–
Purchase of fixed assets	(3,216)	(2,689)
Proceeds from sale of fixed assets	1,354	2,129
Acquisition of businesses, net of cash acquired	(73)	16,227
Disposal of businesses, net of cash disposed	428	411
Net cash (used in) provided by investing activities	(2,398)	50,823

Cash flows from financing activities
Dividends paid to non-controlling interests	(47)	(116)
Interest paid on subordinated liabilities	(1,942)	(2,622)
Proceeds from issue of subordinated liabilities	3,237	4,187
Proceeds from issue of ordinary shares	–	21,533
Repayment of subordinated liabilities	(684)	(6,897)
Change in non-controlling interests	2	(33)
Net cash provided by financing activities	566	16,052
Effects of exchange rate changes on cash and cash equivalents	479	(210)
Change in cash and cash equivalents	(3,390)	32,930
Cash and cash equivalents at beginning of year	65,690	32,760
Cash and cash equivalents at end of year	62,300	65,690

Cash and cash equivalents comprise cash and balances at central banks (excluding mandatory deposits) and amounts due from banks with a maturity of less than three months.

1.           Accounting policies, presentation and estimates

These financial statements as at and for the year to 31 December 2010 have been prepared in accordance with the Listing Rules of the Financial Services Authority relating to Preliminary Results.  They do not include all of the information that will be included in the full annual financial statements.  The Group’s consolidated financial statements as at and for the year ended 31 December 2010 have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union.  Copies of the 2010 annual report and accounts will be available from 30 March 2011, will be published on the Group’s website and will be available upon request from Group Secretariat, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN.

The Directors consider that it is appropriate to continue to adopt the going concern basis in preparing the Group's financial statements.  In reaching this assessment, the directors have considered projections for the Group's capital and funding position and have had regard to the factors set out in Principal Risks and Uncertainties: Liquidity and funding on pages 77 to 78.

Accounting policies
The accounting policies are consistent with those applied by the Group in its 2009 annual report and accounts except as described below.

During 2010, the International Financial Reporting Interpretations Committee clarified the treatment of amounts previously recognised in equity in respect of assets that were transferred from the available-for-sale category to the loans and receivables category.  When an impairment loss is recognised in respect of such transferred financial assets, the unamortised balance of any available-for-sale reserve that remains in equity should be transferred to the income statement and recorded as part of the impairment loss.

The Group has changed its accounting policy to reflect this clarification.  Under the Group’s previous accounting policy, when such a transferred financial asset became impaired, not all of the unamortised amounts previously transferred to equity were recycled to the income statement and therefore continued to be accreted over the expected remaining life of the financial asset.  The change in policy is applied retrospectively and the effect has been to reduce retained profits and increase available-for-sale reserves by £131 million at 1 January 2009; shareholders’ equity is unchanged.  There was no material effect on the Group’s income statement during 2009.

Also during 2010, the Group has classified assets as held-to-maturity for the first time.  Purchases of debt securities amounting to £4,228 million made in the second half of 2010 were classified as held-to-maturity on acquisition, were initially recognised at fair value including direct and incremental transaction costs and are being measured subsequently at amortised cost, using the effective interest method.  Further, on 1 November 2010, government debt securities with a carrying value of £3,601 million, previously classified as available-for-sale, were reclassified to held-to-maturity.  Unrealised gains on the transferred securities of £223 million previously taken to equity continue to be held in the available-for-sale revaluation reserve and will be amortised to the income statement over the remaining lives of the securities using the effective interest method or until the assets become impaired.

1.	Accounting policies, presentation and estimates (continued)

Critical accounting estimates and judgements
The preparation of the Group’s financial statements requires management to make judgements, estimates and assumptions in applying the accounting policies that affect the reported amounts of assets, liabilities, income and expenses.  Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates.  Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The nature of the significant judgements made by management in applying the accounting policies and the key sources of estimation uncertainty applied by the Group in these financial statements are the same as those applied by the Group in its 2009 annual report and accounts.

New accounting pronouncements
The Group has adopted the following new standards and amendments to standards which became effective for financial years beginning on or after 1 January 2010.  None of these standards or amendments has had a material impact on these financial statements.

(i)
IFRS 3 Business Combinations. This revised standard applies prospectively to business combinations from 1 January 2010.  The revised standard continues to require the use of the acquisition method of accounting for business combinations.  All payments to purchase a business are to be recorded at fair value at the acquisition date, some contingent payments are subsequently remeasured at fair value through income, goodwill may be calculated based on the parent’s share of net assets or it may include goodwill related to the non-controlling interest, and all transaction costs are expensed.

(ii)	IAS 27 Consolidated and Separate Financial Statements. Requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control; any remaining interest in an investee is re-measured to fair value in determining the gain or loss recognised in profit or loss where control over the investee is lost.

(iii)
IFRIC 17 Distributions of Non-cash Assets to Owners.  Provides accounting guidance for non-reciprocal distributions of non-cash assets to owners (and those in which owners may elect to receive a cash alternative).

(iv)	Amendment to IAS 39 Financial Instruments: Recognition and Measurement – ‘Eligible Hedged Items’. Clarifies how the principles underlying hedge accounting should be applied in particular situations.

(v)	Improvements to IFRSs (issued April 2009). Sets out minor amendments to IFRS standards as part of the annual improvements process.

1.	Accounting policies, presentation and estimates (continued)

Future accounting developments
The following pronouncements will be relevant to the Group but were not effective at 31 December 2010 and have not been applied in preparing these consolidated financial statements.  The full impact of these accounting changes is currently being assessed by the Group.

(i)
Amendment to IAS 32 Financial Instruments: Presentation – Classification of Rights Issues  Requires rights issues denominated in a currency other than the functional currency of the issuer to be classified as equity regardless of the currency in which the exercise price is denominated.  The amendment is effective for annual periods beginning on or after 1 February 2010.

(ii)
Improvements to IFRSs (issued May 2010).  Sets out minor amendments to IFRS standards as part of the annual improvements process.  The effective dates vary on a standard by standard basis but none are effective any earlier than annual periods beginning on or after 1 July 2010.

(iii)
IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments.  Clarifies that when an entity renegotiates the terms of its debt with the result that the liability is extinguished by the debtor issuing its own equity instruments to the creditor, a gain or loss is recognised in the income statement representing the difference between the carrying value of the financial liability and the fair value of the equity instruments issued; the fair value of the financial liability is used to measure the gain or loss where the fair value of the equity instruments cannot be reliably measured. This interpretation is effective for annual periods beginning on or after 1 July 2010 and is consistent with the Group’s existing accounting policy.

(iv)
Amendment to IFRIC 14 Prepayments of a Minimum Funding Requirement.  Applies when an entity is subject to minimum funding requirements in respect of its defined benefit plans and makes an early payment of contributions to cover those requirements and permits such an entity to treat the benefit of such an early payment as an asset.  The amendment is effective for annual periods beginning on or after 1 January 2011.

(v)
IAS 24 Related Party Disclosures.  Simplifies the definition of a related party and provides a partial exemption from the disclosure requirements for related party transactions with government related entities.  The revised standard is effective for annual periods beginning on or after 1 January 2011.

(vi)
Amendments to IFRS 7 Financial Instruments Disclosures – Disclosures – Transfers of Financial Assets.  Requires additional disclosures in respect of risk exposures arising from transferred financial assets.  The amendments are effective for annual periods beginning on or after 1 July 2011.

(vii)
Amendments to IAS 12 Income Taxes – Deferred Tax: Recovery of Underlying Assets.  Introduces a rebuttable presumption that investment property measured at fair value is recovered entirely through sale and that deferred tax in respect of such investment property is recognised on that basis.  The amendments are effective for annual periods beginning on or after 1 January 2012.

1.         Accounting policies, presentation and estimates (continued)

(viii)
IFRS 9 Financial Instruments. Replaces those parts of IAS 39 Financial Instruments: Recognition and Measurement relating to the classification, measurement and derecognition of financial assets and liabilities. Requires financial assets to be classified into two measurement categories, fair value and amortised cost, on the basis of the objectives of the entity’s business model for managing its financial assets and the contractual cash flow characteristics of the instrument.  The available-for-sale financial asset and held-to-maturity investment categories in the existing IAS 39 will be eliminated.  The requirements for financial liabilities and financial derecognition are broadly unchanged from IAS 39.

IFRS 9 is the initial stage of the project to replace IAS 39.  Future stages are expected to result in amendments to IFRS 9 to deal with changes to the impairment of financial assets measured at amortised cost and hedge accounting.  Until all stages of the replacement project are complete, it is not possible to determine the overall impact on the financial statements of the replacement of IAS 39.  The effective date of the standard is annual periods beginning on or after 1 January 2013.

At the date of this report, IFRS 9, the Amendments to IFRS 7 and the Amendments to IAS 12 are awaiting EU endorsement.

2.         Segmental analysis

Lloyds Banking Group provides a wide range of banking and financial services in the UK and in certain locations overseas.

The Group Executive Committee (GEC) has been determined to be the chief operating decision maker for the Group.  The Group’s operating segments reflect its organisational and management structures.  GEC reviews the Group’s internal reporting based around these segments in order to assess performance and allocate resources.  This assessment includes a consideration of each segment’s net interest revenue and consequently the total interest income and expense for all reportable segments is presented on a net basis.  The segments are differentiated by the type of products provided, by whether the customers are individuals or corporate entities and by the geographical location of the customer.

The Group's activities continue to be organised into four financial reporting segments: Retail, Wholesale, Wealth and International and Insurance.  The segmental results and comparatives are presented on the basis reviewed by the chief operating decision maker and as a consequence the comparatives for 2009 include the pre-acquisition results of HBOS for the period from 1 January 2009 to 16 January 2009.

Retail offers a broad range of retail financial service products in the UK, including current accounts, savings, personal loans, credit cards and mortgages.  It is also a major general insurance and bancassurance distributor, selling a wide range of long-term savings, investment and general insurance products.

The Wholesale division serves in excess of a million businesses ranging from start-ups and small enterprises to global corporations, with a range of propositions segmented according to customer need.  The division comprises Corporate Markets, Treasury and Trading and Asset Finance.

Wealth and International was created in 2009 to give increased focus and momentum to the Group's private banking and asset management activities and to closely co-ordinate the management of its international businesses.  Wealth comprises the Group's private banking, wealth and asset management businesses in the UK and overseas.  International comprises corporate, commercial, asset finance and retail businesses, principally in Australia and Continental Europe.

The Insurance division provides long-term savings, investment and protection products distributed through the retail branch network, intermediary and direct channels in the UK.  It is also a distributor of home insurance in the UK with products sold through the retail branch network, direct channels and strategic corporate partners.  The division consists of three business units: Life, Pensions and Investments UK; Life Pensions and Investments Europe; and General Insurance.

Other includes the results of managing the Group’s technology platforms, branch and head office property estate, operations (including payments, banking operations and collections) and procurement services, the costs of which are predominantly recharged to the other divisions.  It also reflects other items not recharged to the divisions, including hedge ineffectiveness and certain capital and wholesale liquidity funding costs.

2.         Segmental analysis (continued)

Inter-segment services are generally recharged at cost, with the exception of the internal commission arrangements between the UK branch and other distribution networks and the insurance product manufacturing businesses within the Group, where a profit margin is also charged.  Inter-segment lending and deposits are generally entered into at market rates, except that non-interest bearing balances are priced at a rate that reflects the external yield that could be earned on such funds.

For those derivative contracts entered into by business units for risk management purposes, the business unit retains the amount that would have been recognised on an accrual accounting basis (an amount equal to the interest element of the next payment on the swap) and transfers the remainder of the fair value of the swap to the central group segment where the resulting accounting volatility is managed though the establishment of hedge accounting relationships.  Any change in fair value of the hedged instrument attributable to the hedged risk is also recorded within the central group segment.  This allocation of the fair value of the swap and change in fair value of the hedged instrument attributable to the hedged risk avoids accounting asymmetry in segmental results and records volatility in the central group segment where it is managed.

2010	Net interest income	Other income	Total income	Profit before tax	External revenue	Inter- segment revenue
	£m	£m	£m	£m	£m	£m

Retail	9,378	1,607	10,985	4,716	13,603	(2,618)
Wholesale	4,426	4,136	8,562	3,257	3,969	4,593
Wealth and International	1,176	1,160	2,336	(4,824)	3,000	(664)
Insurance	(263)	2,814	2,551	1,102	3,180	(629)
Other	(895)	447	(448)	(2,039)	234	(682)
Group – combined businesses basis1	13,822	10,164	23,986	2,212	23,986	–
Insurance grossing adjustment	(949)	19,162	18,213	–
Integration costs	–	–	–	(1,653)
Volatility arising in insurance businesses	(26)	332	306	306
Fair value unwind	(301)	1,263	962	–
Amortisation of purchased intangibles	–	–	–	(629)
Pension curtailment gain	–	–	–	910
Customer goodwill payments provision	–	–	–	(500)
Loss on disposal of businesses	–	–	–	(365)
Group – statutory	12,546	30,921	43,467	281

1	See pages 9 and 29.

2.         Segmental analysis (continued)

Segment external assets	As at 31 Dec 2010	As at 31 Dec 20091
	£m	£m

Retail	370,708	383,588
Wholesale	355,582	401,836
Wealth and International	85,158	86,272
Insurance	144,540	135,814
Other	35,586	19,745
Total Group	991,574	1,027,255

Segment customer deposits
Retail	235,591	224,149
Wholesale	124,262	153,389
Wealth and International	32,784	29,037
Other	996	166
Total Group	393,633	406,741

1	Restated to reflect the reclassification of certain balances managed on behalf of Wholesale by Wealth and International.

2009	Net interest income	Other income	Total income	Profit before tax	External Revenue2	Inter- segment revenue2
	£m	£m	£m	£m	£m	£m

Retail	7,970	1,804	9,774	1,382	14,221	(4,447)
Wholesale	4,710	4,199	8,909	(4,703)	4,165	4,744
Wealth and International	1,217	1,128	2,345	(2,356)	2,859	(514)
Insurance	(287)	2,944	2,657	975	3,780	(1,123)
Other	(884)	1,800	916	(1,598)	(424)	1,340
Group – combined businesses basis1	12,726	11,875	24,601	(6,300)	24,601	–
Insurance grossing adjustment	(1,280)	21,659	20,379	–
Integration costs	–	–	–	(1,096)
Volatility arising on insurance business	(11)	479	468	478
Fair value unwind	(2,166)	1,135	(1,031)	–
Negative goodwill credit	–	–	–	11,173
Amortisation of purchased intangibles and goodwill impairment	–	–	–	(993)
GAPS fee	–	–	–	(2,500)
Pre-acquisition consolidated losses of HBOS	(243)	1,123	880	280
Group – statutory	9,026	36,271	45,297	1,042

1	See pages 9 and 30.
2	Restated to reflect the reclassification of certain central adjustments.

3.         Other income
	2010	2009
	£m	£m

Fee and commission income:
Current account fees	1,086	1,088
Credit and debit card fees	812	765
Other fees and commissions	2,517	2,401
	4,415	4,254
Fee and commission expense	(1,682)	(1,517)
Net fee and commission income	2,733	2,737
Net trading income	15,724	19,098
Insurance premium income	8,148	8,946
Gains on capital transactions	423	1,498
Other	3,893	3,992
Other operating income	4,316	5,490
Total other income	30,921	36,271

During 2009 and 2010, as part of the Group's management of capital, the Group exchanged certain existing subordinated debt securities for new subordinated debt securities and ordinary shares.  These exchanges resulted in a gain on extinguishment of the existing liabilities of £423 million (2009: £1,498 million), being the difference between the carrying amount of the securities extinguished and the fair value of the new securities issued together with related fees and costs.

On 18 February 2010, as part of the Group’s recapitalisation and exit from its proposed participation in the Government Asset Protection Scheme, Lloyds Banking Group plc issued 3,141 million ordinary shares in exchange for certain existing preference shares and preferred securities.  This exchange resulted in a gain of £85 million.

During March 2010 the Group entered into a bilateral exchange, under which certain Enhanced Capital Notes denominated in Japanese Yen were exchanged for an issue of new Enhanced Capital Notes denominated in US Dollars; the securities subject to the exchange were cancelled and a profit of £20 million arose.

In addition, during May and June 2010 the Group completed the exchange of a number of outstanding capital securities issued by Lloyds Banking Group plc and certain of its subsidiaries for ordinary shares in Lloyds Banking Group plc.  The securities subject to exchange were cancelled, generating a total profit of £318 million for the Group.

4.	Operating expenses
	2010	2009
	£m	£m

Administrative expenses
Staff costs:
Salaries	4,220	4,369
Social security costs	396	383
Pensions and other post-retirement benefit schemes:
Curtailment gains, net	(910)	–
Other	628	744
	(282)	744
Restructuring costs	119	412
Other staff costs	1,016	767
	5,469	6,675
Premises and equipment:
Rent and rates	601	569
Hire of equipment	18	20
Repairs and maintenance	199	226
Other	407	341
	1,225	1,156
Other expenses:
Communications and data processing	891	668
Advertising and promotion	362	335
Professional fees	742	540
Customer goodwill payments provision (note 26)	500	–
Other	1,447	1,310
	3,942	2,853
	10,636	10,684
Depreciation and amortisation	2,432	2,560
Impairment of tangible fixed assets1	202	–
Goodwill impairment	–	240
Total operating expenses, excluding GAPS fee	13,270	13,484
Government Asset Protection Scheme fee	–	2,500
Total operating expenses	13,270	15,984

1	£52 million of the impairment of tangible fixed assets relates to integration activities.

Following changes by the Group to the terms of its UK defined benefit pension schemes, all future increases to pensionable salary will be capped each year at the lower of: the Retail Prices Index inflation; each employee’s actual percentage increase in pay; and 2 per cent of pensionable pay.  In addition to this, during the second half of the year there was a change in commutation factors in certain defined benefit schemes.  The combined effect of these changes is a reduction in the Group’s defined benefit obligation of £1,081 million and a reduction in the Group’s unrecognised actuarial losses of £171 million, resulting in a net curtailment gain of £910 million recognised in the income statement and an equivalent reduction in the balance sheet liability.

5.         Impairment
	2010	2009
	£m	£m

Impairment losses on loans and receivables:
Loans and advances to banks	(13)	(3)
Loans and advances to customers	10,727	15,783
Debt securities classified as loans and receivables	57	248
Impairment losses on loans and receivables (note 12)	10,771	16,028
Impairment of available-for-sale financial assets	106	602
Other credit risk provisions	75	43
Total impairment charged to the income statement	10,952	16,673

6.         Loss on disposal of businesses

During 2009, the Group acquired an oil drilling rig construction business through a previous lending relationship and consolidated the results and net assets of the business from the date it exercised control.

In the first half of 2010, as a result of a deteriorating market, the Group impaired the oil drilling rigs under construction held by the business by £150 million to reflect their reduced value in use.  This impairment was recognised in the Wholesale segment.

In the second half of 2010, the Group reached agreement to dispose of its interests in the two wholly-owned subsidiary companies through which this business operates; the sale was completed in January 2011. These companies, which had gross assets of £860 million, were sold to Seadrill Limited; a loss of £365 million arose on disposal.

The Group extended vendor financing, on normal commercial terms and negotiated on an arms length basis, to Seadrill to facilitate the acquisition of the rig holding companies. The loan is not contingent on the performance of the oil rigs under construction. Accordingly, as at 31 December 2010, the subsidiaries were derecognised.

7.         Taxation

A reconciliation of the charge that would result from applying the standard UK corporation tax rate to profit before tax, to the tax (charge) credit, is given below:
	2010	2009
	£m	£m

Profit before tax	281	1,042

Tax charge thereon at UK corporation tax rate of 28% (2009: 28%)	(79)	(292)
Factors affecting tax charge:
UK corporation tax rate change	(137)	–
Goodwill	–	3,061
Disallowed and non-taxable items	5	408
Overseas tax rate differences	134	(352)
Gains exempted or covered by capital losses	65	(14)
Policyholder interests	(227)	(295)
Tax losses where no deferred tax provided	(487)	(332)
Adjustments in respect of previous years	218	(66)
Effect of profit (loss) in joint ventures and associates	(25)	(211)
Other items	(6)	4
Tax (charge) credit	(539)	1,911

The Finance (No 2) Act 2010 included legislation to reduce the main rate of corporation tax from 28 per cent to 27 per cent with effect from 1 April 2011.  As a result the Group’s deferred tax asset reduced by £132 million, resulting in a charge to the income statement of £137 million and a credit to other comprehensive income of £5 million.  In addition, following the triggering of relevant tax variation clauses, the reduction in future rental income within the Group’s leasing business has resulted in an additional charge to the income statement of £18 million.

The proposed further reductions in the rate of corporation tax by 1 per cent per annum to 24 per cent by 1 April 2014 are expected to be enacted separately each year starting in 2011.  The effect of these further changes upon the Group’s deferred tax balances and leasing business cannot be reliably quantified at this stage.

8.         Earnings per share
	2010	2009

Basic
(Loss) profit attributable to equity shareholders	£(320)m	£2,827m
Weighted average number of ordinary shares in issue	67,117m	37,674m
Earnings per share	(0.5)p	7.5p

Fully diluted
(Loss) profit attributable to equity shareholders	£(320)m	£2,827m
Weighted average number of ordinary shares in issue	67,117m	37,929m
Earnings per share	(0.5)p	7.5p

9.         Trading and other financial assets at fair value through profit or loss
	2010	2009
	£m	£m

Trading assets	23,707	27,245

Other financial assets at fair value through profit or loss:
Loans and advances to customers	325	166
Loans and advances to banks	–	635
Debt securities	41,946	37,815
Equity shares	90,213	84,150
	132,484	122,766
	156,191	150,011

Included in the above is £129,702 million (31 December 2009: £118,573 million) of assets relating to the insurance business.

10.         Derivative financial instruments
	2010		2009
	Fair value of assets	Fair value of liabilities	Fair value of assets	Fair value of liabilities
	£m	£m	£m	£m

Hedging
Derivatives designated as fair value hedges	4,972	1,235	4,624	1,236
Derivatives designated as cash flow hedges	2,432	3,163	4,762	7,432
Derivatives designated as net investment hedges	2	–	44	19
	7,406	4,398	9,430	8,687
Trading and other
Exchange rate contracts	8,811	4,551	9,206	3,913
Interest rate contracts	31,131	31,670	25,942	26,216
Credit derivatives	256	207	1,711	444
Embedded equity conversion feature	1,177	–	1,797	–
Equity and other contracts	1,996	1,332	1,842	1,225
	43,371	37,760	40,498	31,798
Total recognised derivative assets/liabilities	50,777	42,158	49,928	40,485

The Group reduces exposure to credit risk by using master netting agreements and by obtaining cash collateral.  Of the derivative assets of £50,777 million at 31 December 2010 (31 December 2009: £49,928 million), £31,740 million (31 December 2009: £21,698 million) are available for offset under master netting arrangements.  These do not meet the criteria under IAS 32 to enable derivative assets to be presented net of these balances.  Of the remaining derivative assets of £19,037 million (31 December 2009: £28,230 million), cash collateral of £1,429 million (31 December 2009: £6,645 million) was held and a further £8,385 million (31 December 2009: £13,004 million) was due from Organisation for Economic Co-operation and Development (OECD) banks.

The embedded equity conversion feature of £1,177 million (31 December 2009: £1,797 million) reflects the value of the equity conversion feature contained in the Enhanced Capital Notes issued by the Group in 2009; the loss of £620 million arising from the change in fair value over 2010 (2009: loss of £427 million) is included within net trading income.

11.         Loans and advances to customers
	2010	2009
	£m	£m

Agriculture, forestry and fishing	5,558	5,130
Energy and water supply	3,576	3,031
Manufacturing	11,495	14,912
Construction	7,904	10,830
Transport, distribution and hotels	34,176	31,820
Postal and communications	1,908	1,662
Property companies	78,263	83,820
Financial, business and other services	59,363	66,923
Personal:
Mortgages	356,261	362,667
Other	36,967	42,958
Lease financing	8,291	9,307
Hire purchase	7,208	8,710
	610,970	641,770
Allowance for impairment losses on loans and advances (note 12)	(18,373)	(14,801)
Total loans and advances to customers	592,597	626,969

Loans and advances to customers include advances securitised under the Group's securitisation and covered bonds programmes.  Further details are given in note 13.

12.         Allowance for impairment losses on loans and receivables
	2010	2009
	£m	£m

Balance at 1 January	15,380	3,727
Exchange and other adjustments	112	161
Advances written off	(7,125)	(4,200)
Recoveries of advances written off in previous years	216	110
Unwinding of discount	(403)	(446)
Charge to the income statement	10,771	16,028
Balance at 31 December	18,951	15,380

In respect of:
Loans and advances to banks	20	149
Loans and advances to customers	18,373	14,801
Debt securities	558	430
Balance at 31 December	18,951	15,380

13.         Securitisations and covered bonds

The Group's principal securitisation and covered bond programmes, together with the balances of the loans subject to these arrangements and the carrying value of the notes in issue at 31 December, are listed in the table below.

2010			2009
Gross assets securitised		Notes in issue	Gross assets securitised	Notes in issue
Securitisation programmes	£m	£m	£m	£m

UK residential mortgages	146,200	114,428	152,443	129,698
Commercial loans	11,860	8,936	13,071	8,266
Irish residential mortgages	6,007	6,191	6,522	6,585
Credit card receivables	7,327	3,856	5,155	2,699
Dutch residential mortgages	4,526	4,316	4,800	4,663
Personal loans	3,012	2,011	3,730	2,613
PPP/PFI and project finance loans	776	110	877	45
Corporate banking loans and revolving credit facilities	–	–	595	7
Motor vehicle loans	926	975	443	470
	180,634	140,823	187,636	155,046
Less held by the Group		(100,081)		(117,489)
Total securitisation programmes (note 18)		40,742		37,557

Covered bond programmes
Residential mortgage-backed	93,651	73,458	99,753	76,636
Social housing loan-backed	3,317	2,181	3,356	2,735
	96,968	75,639	103,109	79,371
Less held by the Group		(43,489)		(52,060)
Total covered bond programmes (note 18)		32,150		27,311

Total securitisation and covered bond programmes		72,892		64,868

Securitisation programmes
Loans and advances to customers and debt securities classified as loans and receivables include loans securitised under the Group's securitisation programmes, the majority of which have been sold by subsidiary companies to bankruptcy remote special purpose entities (SPEs).  As the SPEs are funded by the issue of debt on terms whereby the majority of the risks and rewards of the portfolio are retained by the subsidiary, the SPEs are consolidated fully and all of these loans are retained on the Group's balance sheet, with the related notes in issue included within debt securities in issue.  In addition to the SPEs detailed above, the Group sponsors four conduit programmes: Argento, Cancara, Grampian and Landale.

Covered bond programmes
Certain loans and advances to customers have been assigned to bankruptcy remote limited liability partnerships to provide security to issues of covered bonds by the Group.  The Group retains all of the risks and rewards associated with these loans and the partnerships are consolidated fully with the loans retained on the Group's balance sheet and the related covered bonds in issue included within debt securities in issue.

Cash deposits of £36,579 million (31 December 2009: £31,480 million) held by the Group are restricted in use to repayment of the debt securities issued by the SPEs, the term advances relating to covered bonds and other legal obligations.

14.         Debt securities classified as loans and receivables

Debt securities classified as loans and receivables comprise:
	2010	2009
	£m	£m

Asset-backed securities:
Mortgage-backed securities	11,650	13,322
Other asset-backed securities	12,827	17,137
Corporate and other debt securities	1,816	2,623
	26,293	33,082
Allowance for impairment losses (note 12)	(558)	(430)
Total	25,735	32,652

15.         Available-for-sale financial assets
	2010	2009
	£m	£m

Asset-backed securities	9,512	12,421
Other debt securities:
Bank and building society certificates of deposit	407	1,014
Government securities	12,552	8,669
Other public sector securities	29	31
Corporate and other debt securities	12,132	19,904
	25,120	29,618
Equity shares	2,255	2,031
Treasury bills and other bills	6,068	2,532
Total	42,955	46,602

16.           Credit market exposures

The table below summarises the Wholesale division’s exposure to asset-backed securities.

	Loans and receivables	Available- for-sale	Fair value through profit or loss	Net exposure 2010	Net exposure 2009
	£m	£m	£m	£m	£m

Mortgage-backed securities
US residential	4,242	–	–	4,242	4,826
Non-US residential	4,916	2,982	–	7,898	9,655
Commercial	2,397	1,119	–	3,516	3,737
	11,555	4,101	–	15,656	18,218
Collateralised debt obligations
Corporate	43	–	–	43	86
Commercial real estate	306	–	–	306	509
Other	106	39	–	145	196
Collateralised loan obligations	3,578	1,108	–	4,686	5,745
	4,033	1,147	–	5,180	6,536
Personal sector
Auto loans	569	339	–	908	1,730
Credit cards	1,795	338	–	2,133	3,720
Personal loans	663	263	–	926	999
	3,027	940	–	3,967	6,449
Federal family education loan programme student loans (FFELP)	5,078	2,699	–	7,777	9,244

Other asset-backed securities	572	463	–	1,035	1,183
Total uncovered asset-backed securities	24,265	9,350	–	33,615	41,630

Negative basis1	–	42	1,067	1,109	1,233
	24,265	9,392	1,067	34,724	42,863

Direct	15,860	5,369	1,067	22,296	27,599
Conduits	8,405	4,023	–	12,428	15,264
Total Wholesale asset-backed securities	24,265	9,392	1,067	34,724	42,863

1	Negative basis means bonds held with separate matching credit default swap (CDS) protection.

16.         Credit market exposures (continued)

The table below sets out the Wholesale division’s net exposure to US residential mortgage-backed securities by vintage.

	Pre-2005	2005	2006	2007	Net exposure 2010	Net exposure 2009
Asset class	£m	£m	£m	£m	£m	£m

Prime	233	215	66	28	542	859
Alt-A	121	765	1,437	1,377	3,700	3,967
Sub-prime	–	–	–	–	–	–
Total	354	980	1,503	1,405	4,242	4,826

Exposures to monolines
During 2009 all direct exposure to sub-investment grade monolines on CDS contracts was written down to zero, leaving limited exposure to monoline insurers as set out below.

	Credit default swaps		Wrapped loans and receivables		Wrapped bonds
	Notional	Net exposure1	Notional	Net exposure2	Notional	Net exposure2
	£m	£m	£m	£m	£m	£m
Investment grade	1,060	40	330	214	–	–
Sub-investment grade	–	–	–	–	–	–
Total	1,060	40	330	214	–	–

1	The exposure to monolines arising from negative basis trades is calculated as the mark-to-market of the CDS protection purchased from the monoline insurer after credit valuation adjustments.
2	The exposure to monolines on wrapped loans and receivables and bonds is the internal assessment of amounts that will be recovered on interest and principal shortfalls.

In addition, the Group has £1,985 million (31 December 2009: £2,703 million) of monoline wrapped bonds and £425 million (31 December 2009: £791 million) of monoline liquidity commitments on which the Group currently places no reliance on the guarantor.

Structured investment vehicles
The Group has no residual exposure to structured investment vehicles’ capital notes.

16.         Credit market exposures (continued)

Credit ratings
An analysis of external credit ratings as at 31 December 2010 of the Wholesale division’s asset-backed security portfolio by asset class is provided below.

Asset class	Net exposure	AAA	AA	A	BBB	BB	B	Below B
	£m	£m	£m	£m	£m	£m	£m	£m
Mortgage-backed securities
US residential
Prime	542	312	110	82	26	9	3	–
Alt-A	3,700	2,037	801	591	186	66	19	–
Sub-prime	–	–	–	–	–	–	–	–
	4,242	2,349	911	673	212	75	22	–
Non-US residential	7,898	6,170	1,415	237	76	–	–	–
Commercial	3,516	754	1,390	637	585	62	–	88
	15,656	9,273	3,716	1,547	873	137	22	88

Collateralised debt obligations
Corporate	43	5	27	–	–	–	–	11
Commercial real estate	306	18	–	–	105	128	27	28
Other	145	–	–	–	–	105	–	40
CLO1	4,686	760	2,189	1,210	140	234	98	55
	5,180	783	2,216	1,210	245	467	125	134

Personal sector
Auto loans	908	764	68	44	–	32	–	–
Credit cards	2,133	1,762	371	–	–	–	–	–
Personal loans	926	230	306	325	65	–	–	–
	3,967	2,756	745	369	65	32	–	–
FFELP Student loans	7,777	7,646	–	48	64	19	–	–

Other asset-backed securities	1,035	114	–	296	517	108	–	–

Negative basis2
Monolines	1,067	191	633	243	–	–	–	–
Banks	42	42	–	–	–	–	–	–
	1,109	233	633	243	–	–	–	–
Total as at 31 Dec 2010	34,724	20,805	7,310	3,713	1,764	763	147	222

Total as at 31 Dec 2009	42,863	31,086	6,375	2,915	1,276	725	92	394
1	Collateralised loan obligations.
2	The external credit rating is based on the bond ignoring the benefit of the CDS.

17.         Customer deposits
	2010	2009
	£m	£m

Sterling:
Non-interest bearing current accounts	21,516	8,091
Interest bearing current accounts	73,859	89,597
Savings and investment accounts	215,733	204,562
Other customer deposits	50,414	76,028
Total sterling	361,522	378,278
Currency	32,111	28,463
Total	393,633	406,741

Included above are liabilities of £11,145 million (2009: £35,554 million) in respect of securities sold under repurchase agreements.

18.         Debt securities in issue

	2010			2009
At fair value through profit or loss		At amortised cost	Total	At fair value through profit or loss	At amortised cost	Total
	£m	£m	£m	£m	£m	£m

Medium-term notes issued	6,665	80,975	87,640	6,160	82,876	89,036
Covered bonds (note 13)	–	32,150	32,150	–	27,311	27,311
Certificates of deposits	–	42,276	42,276	–	50,858	50,858
Securitisation notes (note 13)	–	40,742	40,742	–	37,557	37,557
Commercial paper	–	32,723	32,723	–	34,900	34,900
	6,665	228,866	235,531	6,160	233,502	239,662

19.         Retirement benefit obligations
	2010	2009
	£m	£m

Defined benefit pension schemes
Present value of funded obligations	(26,862)	(27,073)
Fair value of scheme assets	26,382	23,518
Net defined benefit pension scheme deficit	(480)	(3,555)
Unrecognised actuarial losses	959	2,936
Net recognised defined benefit pension scheme asset (liability)	479	(619)
Other post-retirement benefit schemes	(166)	(161)
Net recognised asset (liability) before tax	313	(780)

Reported on the balance sheet as:
Retirement benefit assets	736	–
Retirement benefit obligations	(423)	(780)
Net recognised asset (liability) before tax	313	(780)

20.Subordinated liabilities

The movement in subordinated liabilities during the year was as follows:
£m

At 1 January 2010	34,727
Issued during the year	3,511
Repurchases and redemptions during the year	(3,618)
Foreign exchange and other movements	1,612
At 31 December 2010	36,232

21.         Share capital
	Number of shares
	(million)	£m

Ordinary shares of 10p each
At 1 January 2010	63,775	6,378
Issued in the year	4,299	429
At 31 December 2010	68,074	6,807

Limited voting ordinary shares of 10p each
At 1 January and 31 December	81	8

Deferred shares of 15p each
At 1 January 2010	27,243	4,086
Cancellation of deferred shares	(27,243)	(4,086)
At 31 December 2010	–	–
Total share capital		6,815

On 5 November 2010 Lloyds Banking Group plc cancelled all of its deferred shares and an amount of £4,086 million was credited to the capital redemption reserve.

On 18 February 2010, Lloyds Banking Group plc issued 3,141 million ordinary shares as consideration for the redemption of certain preference shares and preferred securities.

During May and June 2010, Lloyds Banking Group plc issued a further 1,158 million ordinary shares in relation to three separate exchanges for preference shares and other subordinated liabilities issued by the Group.

22.         Reserves
		Other reserves
	Share premium	Available- for-sale	Cash flow hedging	Merger and other	Total	Retained profits
	£m	£m	£m	£m	£m	£m

At 1 January 2010:
As previously stated	14,472	(914)	(305)	8,305	7,086	11,248
Prior year adjustment1	–	131	–	–	131	(131)
Restated	14,472	(783)	(305)	8,305	7,217	11,117
Issue of ordinary shares	1,808	–	–	–	–	–
Redemption of preference shares	11	–	–	(11)	(11)	–
Cancellation of deferred shares2	–	–	–	4,086	4,086	–
Loss for the year	–	–	–	–	–	(320)
Purchase/sale of treasury shares	–	–	–	–	–	429
Value of employee services	–	–	–	–	–	154
Change in fair value of available-for-sale assets (net of tax)	–	763	–	–	763	–
Change in fair value of hedging derivatives (net of tax)	–	–	(779)	–	(779)	–
Transfers to income statement (net of tax)	–	(265)	693	–	428	–
Exchange and other	–	–	–	(129)	(129)	–
At 31 December 2010	16,291	(285)	(391)	12,251	11,575	11,380

1	See note 1.
2	See note 21.

23.         Contingent liabilities and commitments

Unarranged overdraft charges
In April 2007, the Office of Fair Trading (OFT) commenced an investigation into the fairness of personal current accounts and unarranged overdraft charges.  At the same time, it commenced a market study into wider questions about competition and price transparency in the provision of personal current accounts.

The Supreme Court of the United Kingdom published its judgment in respect of the fairness of unarranged overdraft charges on personal current accounts on 25 November 2009, finding in favour of the litigant banks.  On 22 December 2009, the OFT announced that it will not continue its investigation into the fairness of these charges.  The Group is working with the regulators to ensure that outstanding customer complaints are concluded as quickly as possible and anticipates that most cases in the county courts will be discontinued.  The Group expects that some customers will argue that despite the test case ruling they are entitled to a refund of unarranged overdraft charges on the basis of other legal arguments or challenges. It is not practicable to quantify the claims.  The Group is robustly defending any such complaints or claims and does not expect any such complaints or claims to have a material effect on the Group.

The OFT however continued to discuss its concerns in relation to the personal current account market with the banks, consumer groups and other organisations under the auspices of its Market Study into personal current accounts.  In October 2009, the OFT published voluntary initiatives agreed with the industry and consumer groups to improve transparency of the costs and benefits of personal current accounts and improvements to the switching process.  On 16 March 2010 the OFT published a further update announcing several further voluntary industry wide initiatives to improve a customer’s ability to control whether they used an unarranged overdraft and to assist those in financial difficulty.  However, in light of the progress it noted in the unarranged overdraft market since July 2007 and the progress it expects to see over the next two years, it has decided to take no further action at this time and will review the unarranged overdraft market again in 2012.

23.         Contingent liabilities and commitments (continued)

Interchange fees
The European Commission has adopted a formal decision finding that an infringement of European Commission competition laws has arisen from arrangements whereby MasterCard issuers charged a uniform fallback interchange fee in respect of cross border transactions in relation to the use of a MasterCard or Maestro branded payment card.  The European Commission has required that the fee be reduced to zero for relevant cross-border transactions within the European Economic Area.  This decision has been appealed to the General Court of the European Union (the General Court). Lloyds TSB Bank plc and Bank of Scotland plc (along with certain other MasterCard issuers) have successfully applied to intervene in the appeal in support of MasterCard’s position that the arrangements for the charging of a uniform fallback interchange fee are compatible with European Commission competition laws.  MasterCard has announced that it has reached an understanding with the European Commission on a new methodology for calculating intra European Economic Area multi-lateral interchange fees on an interim basis pending the outcome of the appeal.  Meanwhile, the European Commission and the UK’s OFT are pursuing investigations with a view to deciding whether arrangements adopted by other payment card schemes for the levying of uniform fallback interchange fees in respect of domestic and/or cross-border payment transactions also infringe European Commission and/or UK competition laws.  As part of this initiative, the OFT will also intervene in the General Court appeal supporting the European Commission position and Visa reached an agreement with the European Commission to reduce the level of interchange for cross-border debit card transactions to the interim levels agreed by MasterCard.  The ultimate impact of the investigations on the Group can only be known at the conclusion of these investigations and any relevant appeal proceedings.

Payment protection insurance
There has been extensive scrutiny of the Payment Protection Insurance (PPI) market in recent years.

In October 2010, the UK Competition Commission (Competition Commission) confirmed its decision to prohibit the active sale of PPI by a distributor to a customer within 7 days of a sale of credit. This followed the completion of its formal investigation into the supply of PPI services (other than store card PPI) to non-business customers in the UK in January 2009 and a referral of the proposed prohibition to the Competition Appeal Tribunal. Following an earlier decision to stop selling single premium PPI products, the Group ceased to offer PPI products to its customers in July 2010.

On 1 July 2008, the Financial Ombudsman Service (FOS) referred concerns regarding the handling of PPI complaints to the Financial Services Authority (FSA) as an issue of wider implication.  On 29 September 2009 and 9 March 2010, the FSA issued consultation papers on PPI complaints handling.  The FSA proposed new guidance on the fair assessment of a complaint and the calculation of redress and a new rule requiring firms to reassess historically rejected complaints.  The FSA published its Policy Statement on 10 August 2010, setting out a new set of rules for PPI complaints handling and redress which had to be implemented by 1 December 2010.

On 8 October 2010, the British Bankers Association (BBA), the principal trade association for the UK banking and financial services sector, filed an application for permission to seek judicial review against the FSA and the FOS.  The BBA is seeking an order quashing the FSA Policy Statement and an order quashing the decision of the FOS to determine PPI sales in accordance with the guidance published on its website in November 2008.  The Judicial Review hearing was held in late January 2011 and the judgment (which may be subject to appeal) is expected shortly.

23.         Contingent liabilities and commitments (continued)

This legal challenge has affected the implementation of the Policy Statement, since the challenge has called into question the standards to be applied when assessing PPI complaints.  As a result of that challenge, a large number of complaints cannot be decided until the outcome of the legal challenge is clear and implemented.

The ultimate impact on the Group of the FSA's complaints handling policy (if implemented in full) and the FOS’s most recent approach to PPI complaints could be material to the Group’s financial position, although the precise effect can only be assessed once the legal proceedings have been finally determined and the steps the Group may be required to take identified and implemented.  In addition, it is not practicable to quantify the potential financial impact of the implementation of the Policy Statement given the material uncertainties around, for example, applicable time periods, the extent of application of root cause analysis, the treatment of evidence and the ultimate emergence period for complaints, driven in large part by the activities of the claims management companies, all of which will significantly affect complaints volumes, uphold rates and redress costs.  No provision has been made in these financial statements to reflect implementation of the FSA’s complaints handling policy in its current form.

Following concerns expressed by the FSA, it announced in its statement on 29 September 2009 that several firms had agreed to carry out reviews of past sales of single premium loan protection insurance.  Lloyds Banking Group has agreed in principle that it will undertake a review in relation to sales of single premium loan protection insurance made through its branch network since 1 July 2007. The precise details of the review are still being discussed with the FSA.  The ultimate impact on Lloyds Banking Group of any review could be material but can only be known at the conclusion of these discussions.

US sanctions
In January 2009 Lloyds TSB Bank plc announced the settlement it had reached with the US Department of Justice and the New York County District Attorney's Office in relation to their investigations into historic US dollar payment practices involving countries, persons or entities subject to the economic sanctions administered by the US Office of Foreign Assets Control (OFAC).  On 22 December 2009 OFAC announced the settlement it had reached with Lloyds TSB Bank plc in relation to its investigation and confirmed that the settlement sum due to OFAC had been fully satisfied by Lloyds TSB Bank plc’s payment to the Department of Justice and the New York District Attorney’s Office.  No further enforcement actions are expected in relation to the matters set out in the settlement agreements.

On 26 February 2009, a purported shareholder filed a derivative civil action in the Supreme Court of New York, Nassau County against certain current and former directors, and nominally against Lloyds TSB Bank plc and Lloyds Banking Group plc, seeking various forms of relief.  The derivative action is at an early stage and settlement is being discussed and the ultimate outcome is not expected to have a material impact on the Group.

European Union gender directive
An opt-out clause to the European Union Gender Directive currently permits insurers to take gender into account as a risk factor when pricing contracts.  In March 2011, the European Court of Justice is expected to rule on whether this infringes fundamental European rights for equal treatment.  If the European Court of Justice rules that the opt-out clause does infringe such rights, it could alter the market and alter prices for insurance products to a significant extent. At 31 December 2010, no provision has been made for the potential costs of rectifying contracts in existence at 31 December 2010, should this ultimately be required.  The ultimate impact on the Group can only be known following the European Court of Justice’s ruling.  However, the Group does not expect the final outcome of this matter to have a material adverse effect on its financial position.

23.         Contingent liabilities and commitments (continued)

Other legal actions and regulatory matters
In the course of its business, the Group is engaged in discussions with the FSA in relation to a range of conduct of business matters, especially in relation to retail products including packaged bank accounts, mortgages, structured products and pensions.  The Group is keen to ensure that any regulatory concerns regarding product governance or contract terms are understood and addressed.  The ultimate impact on the Group of these discussions can only be known at the conclusion of such discussions.

In addition, during the ordinary course of business the Group is subject to other threatened and actual legal proceedings (which may include class action lawsuits brought on behalf of customers, shareholders or other third parties), regulatory investigations, regulatory challenges and enforcement actions, both in the UK and overseas.  All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability.  In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management's best estimate of the amount required to settle the obligation at the relevant balance sheet date. In some cases it will not be possible to form a view, either because the facts are unclear or because further time is needed properly to assess the merits of the case and no provisions are held against such matters.  However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position.

Contingent liabilities and commitments arising from the banking business
	2010	2009
	£m	£m

Contingent liabilities
Acceptances and endorsements	48	59
Other:
Other items serving as direct credit substitutes	1,319	1,494
Performance bonds and other transaction-related contingencies	2,812	4,555
	4,131	6,049
Total contingent liabilities	4,179	6,108

Commitments
Documentary credits and other short-term trade-related transactions	255	288
Forward asset purchases and forward deposits placed	887	758

Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	8,113	9,058
Other commitments	60,528	64,786
	68,641	73,844
1 year or over original maturity	47,515	53,693
Total commitments	117,298	128,583

24.         Capital ratios

Capital resources	2010	20091
	£m	£m

Core tier 1
Ordinary share capital and reserves	46,879	44,275
Regulatory post-retirement benefit adjustments	(1,052)	434
Available-for-sale revaluation reserve	285	783
Cash flow hedging reserve	391	305
Other items	306	231
	46,809	46,028
Less: deductions from core tier 1
Goodwill and other intangible assets	(5,224)	(5,779)
Other deductions	(214)	(445)
Core tier 1 capital	41,371	39,804

Perpetual non-cumulative preference shares
Preference share capital2	1,507	2,639
Innovative tier 1 capital instruments
Preferred securities2	4,338	4,956
Less: deductions from tier 1
Other deductions	(69)	–
Total tier 1 capital	47,147	47,399

Tier 2
Available-for-sale revaluation reserve in respect of equities	462	221
Undated subordinated debt	1,968	2,575
Eligible provisions	2,468	2,694
Dated subordinated debt	23,167	20,068

Less: deductions from tier 2
Other deductions	(283)	(445)
Total tier 2 capital	27,782	25,113

Supervisory deductions
Unconsolidated investments – life	(10,042)	(10,015)
Unconsolidated investments – general insurance & other	(3,070)	(1,551)
Total supervisory deductions	(13,112)	(11,566)
Total capital resources	61,817	60,946

Risk-weighted assets	406,372	493,307

Core tier 1 capital ratio	10.2%	8.1%
Tier 1 capital ratio	11.6%	9.6%
Total capital ratio	15.2%	12.4%

1	Restated to reflect a prior year adjustment to available-for-sale revaluation reserves (see note 1).
2	Covered by grandfathering provisions issued by FSA.

24.         Capital ratios (continued)

Tier 1 capital
Core tier 1 capital increased by £1,567 million largely reflecting the issue of ordinary shares in exchange for certain preference shares, preferred securities and undated subordinated debt issued by the Group.  This has been partially offset by a deduction in respect of post-retirement benefits reflecting the impact of the curtailment gain, which is not allowed for capital purposes and a commitment to make increased deficit contributions to the HBOS Final Salary Pension Scheme following the completion of an actuarial valuation.

Tier 1 capital has decreased by £252 million over the year.  The increase in core tier 1 capital was more than offset by the redemption of the preference shares and preferred securities as part of the liability management exercises referred to above.

The movements in core tier 1 and tier 1 capital in the year are shown below:
	Core tier 1	Tier 1
	£m	£m

At 31 December 2009	39,804	47,399
Loss attributable to ordinary shareholders	(320)	(320)
Issue of ordinary shares	2,237	2,237
Increase in regulatory post-retirement benefit adjustments	(1,486)	(1,486)
Redemption of preference shares and preferred securities	–	(1,869)
Decrease in goodwill, intangible assets and other deductions	786	717
Other movements	350	469
At 31 December 2010	41,371	47,147

Tier 2 capital
Tier 2 capital has increased principally as a result of new issues of tier 2 debt and favourable foreign exchange rate movements which have more than offset the redemption of undated subordinated debt described above, the amortisation for regulatory purposes of dated subordinated debt and lower eligible provisions.

Supervisory deductions
Supervisory deductions mainly consist of investments in subsidiary undertakings that are not within the banking group for regulatory purposes.  These investments are primarily the Scottish Widows and Clerical Medical life and pensions businesses together with general insurance business.  Supervisory deductions relating to these businesses have benefitted from the repatriation of capital during the year.  Also included within deductions for other unconsolidated investments at December 2010 are investments in non-financial entities that are held by the Group's private equity (including venture capital) businesses.  These investments were previously risk weighted in accordance with industry wide guidance provided by the FSA.  This guidance has now expired.

24.         Capital ratios (continued)

Risk-weighted assets	2010	2009
	£m	£m

Divisional analysis of risk-weighted assets:
Retail	109,254	128,592
Wholesale	222,716	285,951
Wealth and International	58,714	63,249
Group Operations and Central items	15,688	15,515
	406,372	493,307

Risk type analysis of risk weighted assets:
Advanced IRB	–	92,076
Foundation IRB	114,490	67,621
Retail IRB	105,475	124,503
Other IRB	14,483	22,418
Advanced approach	234,448	306,618
Standardised approach	124,492	145,486
Credit risk	358,940	452,104
Operational risk	31,650	25,339
Market and counterparty risk	15,782	15,864
Total risk-weighted assets	406,372	493,307

Risk-weighted assets decreased by £86,935 million to £406,372 million.  This reflects balance sheet reductions across all banking divisions, a revised assessment of Retail secured lending risk-weighted assets following improvements in the economic outlook and changes introduced as a result of continuing the process of integrating the two banks’ regulatory capital approaches which have impacted particularly on Wholesale.

The FSA has issued the Group an integrated waiver direction effective from 31 December 2010.  The principal changes resulting from this are to move the heritage HBOS non-retail Advanced IRB portfolios to a Foundation approach.  All material retail portfolios across the Group remain on Retail IRB.  In anticipation of moving to The Standardised Approach (TSA) for measurement of operational risk, the Group has calculated operational risk risk-weighted assets on the basis of TSA.

The Group has adopted Foundation IRB as the interim capital calculation approach for all non-retail exposures in Wholesale.  The Group has adopted the Lloyds TSB relationship model and risk appetite and many of its risk management models and methodologies and, as such, believes that converging on Foundation IRB will facilitate integration work.  This change has resulted in a reduction in risk-weighted assets of approximately £23 billion.

25.	Related party transactions

In January 2009, HM Treasury became a related party of the Company following its subscription for ordinary shares issued under a placing and open offer.  As at 31 December 2010, HM Treasury held a 41 per cent interest (31 December 2009: 43 per cent) in the Company's ordinary share capital and consequently HM Treasury remained a related party of the Company during 2010.

Capital transactions
During 2010 HM Treasury has not subscribed for any of the Company's ordinary or preference capital, with the decline in the percentage of ordinary shares held by HM Treasury reflecting the issuance by the Company of ordinary shares as set out in note 21.

Lending commitments
On 23 March 2010, the Company entered into a deed poll in favour of HM Treasury, the Department for Business, Innovation and Skills and the Departments for Communities and Local Government confirming its lending commitments for the 12 month period commencing 1 March 2010.  The Company agreed subject to, amongst other things, sufficient customer demand, to provide gross new lending to UK businesses of £44,000 million and to adjust the undertakings (but not the level of lending agreed in 2009) given in connection with lending to homeowners for the 12 month period.  This additional lending is expressed to be subject to the Group’s prevailing commercial terms and conditions (including pricing and risk assessment) and, in relation to mortgage lending, the Group’s standard credit and other acceptance criteria.

Credit Guarantee Scheme
HM Treasury launched the Credit Guarantee Scheme in October 2008 as part of a range of measures announced by the UK Government intended to ease the turbulence in the UK banking system.  It charges a commercial fee for the guarantee of new short and medium-term debt issuance.  The fee payable to HM Treasury on guaranteed issues is based on a per annum rate of 50 basis points plus the median five-year Credit Default Swap spread.  At 31 December 2010, the Group had £45,308 million (2009: £49,954 million) of debt issued under the CGS.  During 2010, the Group redeemed £4,987 million of bonds.  The Group's income statement includes fees of £454 million (2009: £498 million) payable to HM Treasury in respect of guaranteed funding.

There were no other material transactions between the Group and HM Treasury during 2010 that were not made in the ordinary course of business or that were unusual in their nature or conditions.

26.         Events after the balance sheet date

Lloyds Banking Group has been in discussion with the FSA regarding the application of an interest variation clause in certain Bank of Scotland plc variable rate mortgage contracts where the wording in the offer documents received by certain customers had the potential to cause confusion.  The relevant mortgages were written between 2004 and 2007 by Bank of Scotland plc under the ‘Halifax’ brand.  In February 2011, the Group reached agreement with the FSA in relation to initiating a customer review and contact programme and making goodwill payments to affected customers.  In order to make these goodwill payments, Bank of Scotland plc has applied for a Voluntary Variation of Permission to carry out the customer review and contact programme to bring it within section 404F(7) of FSMA 2000.  The Group has made a provision of £500 million in relation to this programme.

27.         Other information

The financial information included in this news release does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006.  Statutory accounts for the year ended 31 December 2010 were approved by the directors on 24 February 2011 and will be delivered to the Registrar of Companies following publication on 30 March 2011.  The auditors’ report on these accounts was unqualified and did not include a statement under sections 498(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 498(3) (failure to obtain necessary information and explanations) of the Companies Act 2006.

SUPPLEMENTARY EUROPEAN EMBEDDED VALUE (EEV) DISCLOSURES

In addition to reporting under IFRS, the Insurance division provides supplementary financial reporting for its Life, Pensions and Investments business on an EEV basis.  For the purpose of EEV reporting, covered business is defined as all life, pensions and investments business written in the Insurance division.  This definition therefore excludes the results of St. James’s Place and the results of the business sold through the Wealth and International division which is not manufactured by the Insurance division.

	2010	2009	Change
	£m	£m	%

New business profit	381	341	12
Expected return on existing business	347	268	29
Expected return on shareholders’ net assets	184	219	(16)
Profit before tax, before experience variances and assumption changes	912	828	10
Experience variances	(15)	139
Assumption changes	155	(1)
Profit before tax, volatility and other items	1,052	966	9
Volatility	236	228	4
Other items1	(231)	53
Profit before tax	1,057	1,247	(15)
Taxation2	(7)	(349)	98
Profit after tax	1,050	898	17

EEV new business margin	3.5%	2.5%

1
Other items represent amounts not considered attributable to the underlying performance of the business.  In 2010 this includes a charge of £70 million following the Group’s decision to cease writing new payment protection insurance business and a charge of £132 million arising from the review of charging between the funds of Clerical Medical prior to the acquisition of HBOS.

2
The figure for taxation in 2010 reflects the actual shareholder tax charged.  This approach differs from 2009 where the tax charge was estimated based on the standard rate of corporation tax.  The prior year figures have not been adjusted to reflect this change as the adjustment is between the volatility and taxation lines.

Total profit before tax, before volatility and other items, increased by £86 million, or 9 per cent, to £1,052 million.  Excluding the impact of experience variances and assumption changes, the profit before tax increased by £84 million or 10 per cent to £912 million.

New business profit has increased by 12 per cent to £381 million, reflecting an improved mix of business and cost reductions through integration across our sales channels. The improved margin reflects the strategic choices made in respect of product and channel propositions as the legacy businesses have been integrated in order to focus on value.

SUPPLEMENTARY EUROPEAN EMBEDDED VALUE (EEV) DISCLOSURES (continued)

Expected return on existing business has increased by 29 per cent to £347 million, reflecting an increase in the value of the opening balance sheet, driven by higher asset values due to higher investment markets in 2009, and an increase in the assumed rate of return. The expected return on shareholders’ net assets has reduced by 16 per cent to £184 million primarily reflecting hedging initiatives.

The net impact of experience variances is not significant, with the reduction from the prior year reflecting the non-recurrence of benefits in 2009.  Assumption changes in 2010 are predominantly driven by benefits in the European business and lower assumed investment management costs in the UK business, partly offset by a charge from aligning future maintenance expense assumptions within the Clerical Medical business to reflect the heritage Lloyds TSB approach.

Composition of EEV balance sheet
	2010	2009
	£m	£m

Value of in-force business (certainty equivalent)	6,315	5,623
Value of financial options and guarantees	(194)	(176)
Cost of capital	(131)	(150)
Non-market risk	(137)	(132)
Total value of in-force business	5,853	5,165
Shareholders’ net assets	3,748	3,840
Total EEV of covered business	9,601	9,005

Reconciliation of opening EEV balance sheet to closing EEV balance sheet on covered business

	Shareholders’ net assets	Value of in-force business	Total
	£m	£m	£m

As at 31 December 2008	3,948	4,155	8,103
Total profit (loss) after tax	(112)	1,010	898
Other capital movements	191	–	191
Dividends paid to Group companies	(187)	–	(187)
As at 31 December 2009	3,840	5,165	9,005
Total profit (loss) after tax	337	713	1,050
Other capital movements	(4)	(25)	(29)
Dividends received from Group companies	70	–	70
Dividends paid to Group companies	(495)	–	(495)
As at 31 December 2010	3,748	5,853	9,601

SUPPLEMENTARY EUROPEAN EMBEDDED VALUE (EEV) DISCLOSURES (continued)

Analysis of shareholders’ net assets on an EEV basis on covered business

	Required capital	Free surplus	Shareholders’ net assets
	£m	£m	£m

As at 31 December 2008	1,401	2,547	3,948
Total profit (loss) after tax	1	(113)	(112)
Other capital movements	106	85	191
Dividends paid to Group companies	–	(187)	(187)
As at 31 December 2009	1,508	2,332	3,840
Total profit (loss) after tax	(98)	435	337
Other capital movements	(186)	182	(4)
Dividends received from Group companies	–	70	70
Dividends paid to Group companies	–	(495)	(495)
As at 31 December 2010	1,224	2,524	3,748

Economic assumptions
A bottom-up approach is used to determine the economic assumptions for valuing the business in order to determine a market consistent valuation.

The liabilities in respect of the Group’s UK annuity business are matched by a portfolio of fixed interest securities, including a large proportion of corporate bonds.  The value of the in-force business asset for annuity business has been calculated after taking into account an estimate of the market premium for illiquidity in respect of these corporate bond holdings.

The risk-free rate assumed in valuing the non-annuity in-force business is the 15 year government bond yield for the appropriate territory.  The risk-free rate assumed in valuing the in-force asset for the UK annuity business is presented as a single risk-free rate to allow a better comparison to the rate used for other business.  That single risk-free rate has been derived to give the equivalent value to the UK annuity book, had that book been valued using the UK gilt yield curve increased to reflect the illiquidity premium described above.  The risk-free rate used in valuing financial options and guarantees is defined as the spot yield derived from the yield curve for the relevant government bond.  The table below shows the range of resulting yields and other key assumptions.

United Kingdom (Sterling)	2010	2009
	%	%

Risk-free rate (value of in-force non-annuity business)	3.99	4.45
Risk-free rate (value of in-force annuity business)	4.66	5.05
Risk-free rate (financial options and guarantees)	0.63 to 4.50	0.87 to 4.76
Retail price inflation	3.56	3.64
Expense inflation	4.20	4.42

Non-economic assumptions
Future mortality, morbidity, lapse and paid-up rate assumptions are reviewed each year and are based on an analysis of past experience and on management’s view of future experience.  These assumptions are intended to represent a best estimate of future experience.

SUPPLEMENTARY EUROPEAN EMBEDDED VALUE (EEV) DISCLOSURES (continued)

Non-market risk
An allowance for non-market risk is made through the choice of best estimate assumptions based upon experience, which generally will give the mean expected financial outcome for shareholders and hence no further allowance for non-market risk is required.  However, in the case of operational risk, reinsurer default and the with profit funds, these can be asymmetric in the range of potential outcomes for which an explicit allowance is made.

Sensitivity analysis
The table below shows the sensitivity of the EEV and the new business profit before tax to movements in some of the key assumptions.  The impact of a change in the assumption has only been shown in one direction as the impact can be assumed to be reasonably symmetrical.
	Impact on EEV	Impact on new business profit before tax
2010 EEV/new business profit before tax	£m	£m

100 basis points reduction in risk-free rate1	240	11
10 per cent reduction in market values of equity assets2	(269)	n/a
10 per cent reduction in market values of property assets3	(15)	n/a
10 per cent reduction in expenses4	222	40
10 per cent reduction in lapses5	204	23
5 per cent reduction in annuitant mortality6	(97)	(3)
5 per cent reduction in mortality and morbidity (excluding annuitants)7	50	5
100 basis points increase in equity and property returns8	Nil	Nil
25 basis points increase in corporate bond spreads9	(115)	(5)
10 basis points increase in illiquidity premium10	56	n/a

1	In this sensitivity the impact takes into account the change in the value of in-force business, financial options and guarantee costs, statutory reserves and asset values.
2	The reduction in market values is assumed to have no corresponding impact on dividend yields.
3	The reduction in market values is assumed to have no corresponding impact on rental yields.
4	This sensitivity shows the impact of reducing new business, maintenance expenses and investment expenses to 90 per cent of the expected rate.
5	This sensitivity shows the impact of reducing lapse and surrender rates to 90 per cent of the expected rate.
6	This sensitivity shows the impact on the Group’s annuity and deferred annuity business of reducing mortality rates to 95 per cent of the expected rate.
7	This sensitivity shows the impact of reducing mortality and morbidity rates on non-annuity business to 95 per cent of the expected rate.
8	Under a market consistent valuation, changes in assumed equity and property returns have no impact on the EEV.
9
This sensitivity shows the impact of a 25 basis point increase in corporate bond yields and the corresponding reduction in market values.  Government bond yields, the risk-free rate and illiquidity premia are all assumed to be unchanged.

10
This sensitivity shows the impact of a 10 basis point increase in the allowance for illiquidity premium.  It assumes that the overall corporate bond spreads are unchanged and hence market values are unchanged.  Government bond yields and the non-annuity risk-free rate are both assumed to be unchanged.  The increased illiquidity premium increases the annuity risk-free rate.

In sensitivities 4 to 7 and 9 assumptions have been flexed on the basis used to calculate the value of in-force business and the realistic and statutory reserving bases.  A change in risk discount rates is not relevant as the risk discount rate is not an input to a market consistent valuation.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS
Kate O’Neill
Managing Director, Investor Relations
020 7356 3520
email: kate.o’neill@ltsb-finance.co.uk

Michael Oliver
Director of Investor Relations
020 7356 2167
email: michael.oliver@ltsb-finance.co.uk

Charles King
Director of Investor Relations
020 7356 3537
email: charles.king@ltsb-finance.co.uk

MEDIA
Brigitte Trafford
Group Communications Director
020 7356 1849
email: brigitte.trafford@lloydsbanking.com

Mark Elliott
Head of Media, City
020 7356 1164
email: mark.elliott2@lloydsbanking.com

Copies of this news release may be obtained from Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN.  The full news release can also be found on the Group’s website – www.lloydsbankinggroup.com.

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh EH1 1YZ
Registered in Scotland no. 95000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: M D Oliver

                                                                                                                                                 Name: M D Oliver

                                                                                                                                                 Title: Director of Investor Relations

Date:  25 February 2011